As filed with the Securities and Exchange Commission on April 29, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended December 31, 2003

MESSER GRIESHEIM HOLDING GmbH

Translation of registrant’s name into English

Koogstraat 10,
25870 Norderfriedrichskoog,
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 F or Form 40 F:

Form 20-F [x]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934

Yes [ ]    No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 2(b):

N/A

MD&A

In this document:

  “Messer Holding”, “the Company”, “the Group”, “we”, “us” and “our” refers to Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG) and, unless the context otherwise requires, its consolidated subsidiaries.

  “Messer Griesheim” refers to the Messer Griesheim Holding GmbH’s subsidiary, Messer Griesheim GmbH, which is the operating company whose business and results of operations are described in this Form 6-K, including, unless the context otherwise requires, its consolidated subsidiaries.

  “Messer Griesheim Group” refers to the parent of Messer Griesheim Holding GmbH, Messer Griesheim Group GmbH & Co. KGaA, a German Partnership limited by shares.

  “Messer Employee” refers to Messer Employee GmbH & Co. KG, a company through which employees participating on our share purchase and option plan are to hold shares in Messer Griesheim Group.

  “Messer Industrie” and “MIG” refers to Messer Industrie GmbH, a holding company for the Messer family’s minority interest in Messer Griesheim Group.

  “MGB” refers to Messer Griesheim Beteiligungsverwaltung GmbH, which is the general partner of Messer Griesheim Group.

  “MEB” refers to Messer Employee Beteiligungsverwaltungs GmbH, which is the general partner of Messer Employee.

REPORT FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

The accounts being reported on are the consolidated results of Messer Griesheim Holding GmbH. Our obligation to provide this report with The Bank of New York (the “Trustee”), for the benefit of our note-holders, and the U.S. Securities and Exchange Commission, arises under the indenture, dated as of May 16, 2001, between the Company and the Trustee, pursuant to which the Company has issued its 10.375% senior notes due 2011.

This Form document includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our expectations are based on reasonable assumptions, we cannot assure you that actual results will not be materially different from our expectations. Factors that could cause our actual results to differ materially from our expectations include, among other things:

  discontinuing operations and closing of the proposed transactions (see “Recent Events”);

  the amount and the timing of proceeds that we realize from our divestiture program;

  the amount of savings in operational costs that Messer Holding is able to achieve as a result of its cost-savings program;

  the costs of implementing Messer Holding’s cost-savings program;

  the timing to achieve the benefits of our cost-savings program;

  anticipated trends and conditions in our industry, including regulatory developments;

  our capital needs; and

  our ability to compete.

We are under no obligation to update or revise publicly any forward-looking statement. The forward-looking events discussed in this form 6-K might not happen. In addition, you should not interpret statements regarding past trends or activities as promises that those trends or activities will continue in the future. All subsequent written, oral and electronic forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement and the more detailed discussion of risks in the section entitled “Risk Factors” in our Annual Report on Form 20-F for the twelve months ended December 31, 2002. Some numbers that appear in this Form 6-K (including percentage amounts) have been rounded. Numbers in tables may not sum precisely to the totals shown due to rounding.

This form 6-K and the financial and other information contained herein are incorporated by reference into our Post-Effective Amendment No. 2 to form F-4 on form F-3 registration statement filed on March 27, 2003 and the 424 (b) prospectus relating thereto filed on April 7, 2003.

Investors are cautioned that forward-looking statements contained in this section involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management.

BUSINESS

We are a producer and distributor of industrial gases, including oxygen, nitrogen, argon, helium, carbon dioxide, hydrogen, helium, specialty gases and acetylene. The industrial gases we produce are used in a broad range of industries, such as the industrial, chemical and pharmaceutical manufacturers, and the food processing and waste treatment industries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the Company's consolidated financial statements included elsewhere herein. The Company's consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from United States generally accepted accounting standards (U.S. GAAP). You can find reconciliations of net income, and shareholders' equity and disclosures regarding differences between IFRS and U.S. GAAP in Note 40 “Reconciliation to U.S.GAAP” to the Company's consolidated financial statements.

Overview

For the majority of the year we operated in 43 countries through more than 399 facilities, including production plants, distribution and filling stations as well as research centers. We have an estimated global market share of approximately 4% of the total industrial gases market, making us the seventh largest industrial gas producer world-wide with leading market shares in Germany and certain other countries in Central and Eastern Europe. We also have strong businesses in selected industrial areas of the United States and in selected niche markets in other Western European countries. For the twelve months ended December 31, 2003, we generated net sales of €1,498.7 million.

Our primary or core markets are Europe and North America. Our two largest markets, Germany and North America, collectively accounted for 64% of our net sales for the twelve months ended December 31, 2003. Within each of our geographic markets, we generally organize our business based upon how we deliver industrial gases to our customers: delivery of large volumes from on-site production facilities or by pipeline, delivery in bulk tanks transported by truck or rail and delivery in gas cylinders. In addition to our core markets of Europe and North America, we also operate in Asia, Africa and Latin America.

On January 19, 2004, Messer Holding and Messer Griesheim Group entered into an agreement to sell Messer Griesheim. Under this proposed transaction, Messer Holding would divest itself of its operations in Germany, the United Kingdom and the United States. The proposed transaction is in the form of a sale of all the capital stock of Messer Griesheim, which holds the shares of the subsidiaries in the United Kingdom and the United States, to L’Air Liquide S.A. (“Air Liquide”) for a price of approximately €2.7 billion, including debt that will be assumed by Air Liquide in connection with the sale of approximately €1.1 billion.

The following is an overview of a number of significant factors that affect our results of operations or that may affect our future results of operations.

Ownership Structure

The following diagram shows our ownership structure and the structure of our principal indebtedness as of December 31, 2003 following completion of the change in ownership in April 2001, reflecting the issuance of the senior notes and the refinancing or repayment of our indebtedness to the extent completed, including repayment in full of the €400 million mezzanine bridge facility and repayment of €115 million of our senior term facilities and subsequent share purchases by our employees and shareholders’ committee members through the share purchase and option plan.

(1) The holding company for the Messer family's interests in Messer Griesheim.

(2) Certain private equity funds managed by affiliates of The Goldman Sachs Group, Inc.

(3) The employees participating in the share purchase and option plan hold their shares through Messer Employee. The participant’s voting rights are exercised by the managing partner of Messer Employee, MEB. The members of the shareholders’ committee of MGB hold their shares directly in Messer Griesheim Group.

(4) Principal operating company in Germany and holding company for the remainder of our operations.

(5) €550 million aggregate principal amount upon issuance. As of December 31, 2003, €493.7 million aggregate principle amount remained outstanding.

(6) €550 million aggregate principal amount.

(7) €1,340 million was the initial aggregate amount of senior term loan facilities. Messer Griesheim GmbH repaid €115 million principal amount of senior term facilities in May 2001 with a portion of the proceeds from the sale of the senior notes. As of December 31, 2003 €542.1 million aggregate principal amount remained outstanding under the senior term facilities. The senior term facilities also include committed but undrawn funds totaling €278.3 million under revolving facilities. Certain of Messer Griesheim's subsidiaries are also direct borrowers under the senior term facilities.

Due to certain antitrust related considerations relating to the equity interest of Allianz AG in a competitor of Messer Griesheim, the shareholders’ agreement (as described elsewhere in this Form 6-K) generally allocates the rights of the financial sponsors relating to corporate governance and management to the GS Funds until such time as the antitrust related considerations are no longer relevant. Accordingly, until then, members of the shareholders’ committee appointed by the GS Funds will represent all votes of the financial sponsors, constituting 66.16% of all votes in the shareholders’ committee. Thereafter, the rights will be shared by Allianz Capital Partners (ACP) and the GS Funds, with ACP having a deciding vote in the event of a lack of consensus between ACP and the GS Funds, subject to certain exceptions.

Refinancing Program

In connection with the change in ownership in 2001, substantially all of Messer Griesheim's existing indebtedness was refinanced through the senior term facilities and the senior notes. Upon the initial closing of the acquisitions, Messer Griesheim entered into a senior term facilities agreement with aggregate available funds of €1,650 million (€1,340 million of term loan facilities and €310 million of revolving facilities) and a mezzanine bridge facility agreement in the aggregate amount of €400 million. In May 2001, the Company issued €550 million principal amount of 10.375% senior notes maturing on June 1, 2011. Upon the closing of the sales of the senior notes, Messer Holding made an intercompany loan to Messer Griesheim with the gross proceeds from the senior notes, and Messer Griesheim used the intercompany loan to repay the mezzanine bridge facility in full and repay €115 million principal amount of the outstanding term borrowings under the facilities.

Recent Events

On January 19, 2004, Messer Holding and Messer Griesheim Group entered into an agreement to sell Messer Griesheim which holds the shares of the subsidiaries in the U.K and the U.S. to Air Liquide. Under this proposed transaction, Messer Holding would divest itself of its operations in Germany, the United Kingdom and the United States. The proposed transaction is in the form of a sale of all the capital stock of Messer Griesheim, which holds the shares of the subsidiaries in the United Kingdom and the United States for a purchase price of approximately €2.7 billion, including debt that will be assumed by Air Liquide in connection with the sale of approximately €1.1 billion.

The transaction is part of a contemplated change in the ownership structure of Messer Griesheim Group. The shareholders of Messer Griesheim Group (the Messer family through their holding company MIG, Allianz Capital Partners (“ACP”) and private equity funds managed by Goldman Sachs (the “Goldman Sachs Funds”)) have reached an agreement in principle whereby MIG would acquire the stakes held by ACP and the Goldman Sachs Funds in Messer Griesheim Group, after completion of the sale to Air Liquide.The proceeds arising from such proposed transaction together with third party financing provided by banks will be used to finance the acquisition of the shares held by GS, ACP as well as Messer Employee and MGB shareholder’s committee members (the “Sellers”) by MIG. At the Closing, MIG would aquire the shares of the Sellers in Messer Group. At the same time, Messer Holding would sell to Air Liquide the discontinuing operations. The proceeds generated via the Air Liquide Transaction together with additional funds obtained from Banks for the new Messer Group would be used to refinance the existing indebtness of Messer Group (repayment of SFA-financing and Senior Notes) and to pay the purchase price to the Sellers. Any existing indebtness between the discontinuing operations on the one side and MIG Subsidiaries on the other side will be settled at the Closing. MIG as the ultimate shareholder would thereafter retain the remaining activities of Messer Group outside of Germany, the US and the UK. These activities are composed of the remaining operations in Western Europe (France, Belguim, Italy, Spain, Switzerland, Netherlands), Eastern Europe (Austria, Czech Republic, Poland, Slovenia, Finland, Bulgaria, Serbia, Bosnia-Herzegovina, Greece, Romania, Hungary, Croatia, Slovakia, ) and China.

Following the divestment of the operations in Germany, the United Kingdom and the United States, the Group’s continuing operations will mainly operate in Western and Eastern Europe, as well as in China. Headquartered in Frankfurt am Main, Germany, the continuing operations generated sales of approximately €472 million and operating profit of approximately €39 million in the year ended December 31, 2003 and employs more than 3,600 people. The businesses to be divested to Air Liquide generated net sales of approximately €1,027 million and operating profit of approximately €83 million in the year ended December 31, 2003.

The proposed transactions are subject to various conditions, including approvals by the relevant antitrust authorities, MIG’s acquisition of the entire remaining interest in Messer Griesheim Group and the completion of a tender offer and consent solicitation in respect of Messer Holding's €550 million 10.375% senior notes due 2011 to permit the transactions. In connection with this last condition, the sale agreement contemplates that Messer Holding will offer to repurchase all of the outstanding senior notes. The tender offer is expected to be financed with the proceeds of the sale to Air Liquide and would be subject to, among other conditions, the other transactions taking place. All transactions are expected to be completed around mid-year 2004, although no assurances can be given in this regard. In the event that the transaction with Air Liquide is not completed due to the antitrust condition not being satisfied, Air Liquide would be required to pay to Messer Holding a cumulative break up fee of approximately 8% of the value of the transaction (see Subsequent events elsewhere in this document).

The following discussion should be read with the understanding of the proposed transaction described above and elsewhere in this document as it would significantly reduce the scope of our current operations.

Business Considerations

We believe the following information will assist you in understanding our business.

Net Sales

We primarily earn revenues from

  sales of industrial gases and, to a lesser extent,

  sales of hardware related to industrial gas usage.

Our sales of industrial gases, which amount to greater than 90% of our total revenue, are divided into three business fields corresponding to their mode of delivery: on-site and pipeline sales, bulk delivery sales and cylinder delivery sales. Contracts in our on-site production and pipeline supply businesses in Europe and the United States typically have terms of 10 to 15 years and usually have “take-or-pay” minimum purchase provisions. In each of the last three years, the “take-or-pay” minimum purchase requirements in our on-site and pipeline supply contracts accounted for approximately 60% to 70% in Germany and 40% to 45% in the United States of the total amount of net sales that we generated under these contracts.

Contracts in our bulk business generally have terms of two to three years in Europe and five to seven years in the United States. Customers in our on-site, pipeline and bulk businesses have historically exhibited high renewal rates, with over 90% of customers whose contracts expired in the past five years renewing their contracts with us. Our on-site, pipeline and bulk businesses in Germany and the United States accounted for approximately 39% of our total net sales in the twelve months ended December 31, 2003. We generally sell our cylinder gases by purchase orders or by contracts with terms ranging between one to two years in Europe and two to five years in the United States.

Our net sales are dependent on the economic conditions in the markets in which we operate. However, we believe that we have limited exposure to the cyclical nature in demand of any particular industry because of the wide diversity of industries represented by our customer base.

Although industrial gas prices appear to have stabilized in many of the markets in which we operate, prices have consistently decreased for at least the last 10 years, especially in the bulk and commodity gas cylinder segments, due to aggressive efforts by most producers to increase market share. The profit margin impact of this price erosion has been partially offset by efficiency improvements throughout the supply chain and regional consolidation among large participants in the industry, permitting economies of scale. In addition, new applications for industrial gases have provided opportunities for increased sales volumes and profit margins.

Cost of Sales

Our principal raw material is air, which is free and which we separate into its component gases.

Cost of sales principally consists of:

  depreciation of the capital costs of plants;

  costs of energy required for production; and

  labor costs relating to production.

We depreciate fixed assets on a straight-line basis. Our depreciation rates assume useful lives ranging from 10 to 50 years for buildings, 10 to 20 years for plant and machinery and 3 to 20 years for other plant, factory and office equipment.

Energy costs consist principally of electrical power costs. Electricity represents approximately 29.3% of cost of sales in the twelve months ended December 31, 2003. We are able to pass on a portion of increases in energy costs to many, but not all, of our on-site and pipeline customers with long-term supply contracts, although these adjustments in cost often occur only on an annual basis. The amount and other terms of these energy cost pass-through provisions vary by contract.

Labor costs relating to production consist principally of wages and salaries, social security contributions and other expenses related to employee benefits. Social security contributions include our portion of social security payments as well as our contributions to workers' insurance associations.

Divestiture Program

Our core markets are Europe and North America. In May 2001, immediately following our change of ownership, we adopted a divestiture program. Pursuant to the divestiture program, we planned to sell substantially all of our assets and operations in our non-core markets in Asia, Africa and Latin America, as well as certain non-strategic assets and operations in our core markets. The proceeds from this divestiture program have been and will be used to reduce our consolidated debt.

Pursuant to the divestiture program, as of December 31, 2003, we have completed disposals of our home care business in Germany, our health care business in Canada and our non-cryogenic plant production operations in Germany, the United States, Italy and China. We also have completed disposals of our operations in Argentina, Brazil, Canada, Egypt, Mexico, South Africa, South Korea, Trinidad & Tobago, Venezuela, Indonesia, Malaysia and Central America, our nitric oxide business in Austria, substantially all our carbon dioxide business in the United States and our nitrogen services business in the United Kingdom. As of December 31, 2003, we have substantially completed the disposal of our investments in subsidiaries available for sale. We completed repayment of our senior term disposal facility in the second quarter of 2002.

Cost-Savings Plan

Commencing in 2001 we implemented a plan to reduce our operating costs, principally in Europe. This plan involved eliminating duplication in support positions for certain process functions, reducing energy costs, centralizing key process functions and simplifying our management structure. We identified most of the specific cost savings measures that we anticipated to achieve by year end 2003. We expected that these measures would reduce the cost base of our operations in our core markets relative to its level for the year 2000 by approximately €100.0 million by year end 2003.

For the twelve months ended December 31, 2003, we have reduced the cost base of our operations in our core markets relative to its level for the year 2000 by €99.9 million. As a result of implementation of these measures, we incurred restructuring and reorganization costs of approximately €47.1 million (excluding €12.5 million of costs that were included as part of the purchase price accounting adjustments) for the thirty two month period from May 1, 2001 to December 31, 2003, of which €9.0 million was recorded in the twelve months ended December 31, 2003. These costs relate to divestitures, reduction in work force and various other reductions of operating costs, respectively.

Critical Accounting Policies

The results of our operations and financial condition are determined based on the utilization of accounting methods, assumptions and estimates that are used as a basis for the preparation of the consolidated financial statements. This affects the reported amounts of assets, liabilities, revenues and expenses, as well as disclosure of contingent assets and liabilities. Some of these assumptions and estimates are subjective in nature and complex, and consequently actual results could differ. If an accounting estimate requires assumptions to be made about matters that are highly uncertain and if different estimates could have reasonably been used, the accounting estimate would constitute a critical accounting policy. We have identified the following critical accounting policies and related assumptions, estimates and uncertainties, which management believes are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions, estimates and uncertainties have on our reported financial results. This information should be read in conjunction with the audited consolidated financial statements.

Discontinuing Operations

In accordance with IAS 35, we have the option of either presenting the impact of the discontinuing operations on the face of our historical consolidated financial statements or within the notes to the historical consolidated financial statements. We have elected to present the results of the discontinuing operations within the notes to the consolidated financial statements as reflected elsewhere in this document. In addition, we have presented capsule information following the consolidated statements of operations, the consolidated balance sheets and the consolidated cash flows statements. The information within the notes and the capsule information have been presented for the successor company only.

The financial information reflects the allocation between continuing and discontinuing operations. For this purpose, certain assets, mainly goodwill, trademark and the related revenues and expenses were allocated between continuing and discontinuing operations based on the legal structure of the transaction. Additionally, since the major portion of the Senior facilities indebtedness and the High Yield Bonds would be repaid using the proceeds from the Divestiture Assets, this indebtedness were allocated to the discontinuing operations. Also, the expenses related to the corporate segments were allocated between continuing and discontinuing operations.

Pension plans

We account for pensions on the basis of actuarial valuations, which rely on statistical and other factors in order to estimate future events. These factors include key actuarial assumptions about the discount rate and rate of future compensation increases as well as the expected return on assets. In addition, our actuarial consultants also make use of subjective assumptions such as fluctuations and mortality rates. These actuarial assumptions may differ materially from actual developments due to changing market and economic conditions, changes in fluctuation rates or changes in that life expectancy of participants, thereby resulting in a significant variation of the projected benefit obligation (PBO).

Also, the calculation of pension expenses is partly based on an expected long-term rate of return on plan assets and the market-related value of plan assets. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. The expected return of each asset class is based on an average return over the long-term on risk-free government bonds and moderate specific risk premiums varying for equities and for lower credit bonds. Accordingly, we calculated an expected return on plan assets of approximately 6.95% at December 31, 2003. The market-related value of plan assets for the company’s pension plans are based upon the fair value of plan assets at the measurement date. Actual return on plan assets may differ significantly from the expected amounts.

Purchase Accounting

We account for the acquisition transactions in a manner similar to that of the acquisition of Messer Griesheim by Messer Holding. The accounting for this acquisition resulted in significant amounts of long-lived intangible assets. Our accounting policy relating to purchase business combinations requires the use of the purchase method whereby the purchase price is allocated to identifiable tangible and intangible assets based upon their fair value. The allocation of purchase price is judgmental and requires the extensive use of estimates and fair value assumptions, which can have a significant impact on operating results. Changes in industry conditions, technological advances and other economic factors could cause actual outcomes to vary from the judgments, estimates and valuation techniques utilized in the application of purchase accounting. Such differing allocations could impact future operating results.

Recoverability of Long-Lived Assets

Our business is capital intensive and, historically, requires a significant investment in property, plant and equipment. As of December 31, 2003, the carrying value of our property, plant and equipment was €1,345 million and long-lived intangible assets amounted to €688 million. We review long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to the higher of net selling price and value-in-use. Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value–in-use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

A continuation of the currently competitive economic conditions in the industrial gas industry could result in an increasingly adverse pricing environment due to significant industry over-capacity. This could result in decreased production and reduced capacity utilization. Such events could result in reductions of future net cash flows expected to be generated to the extent that both long-lived tangible and intangible assets could be considered impaired, which would negatively impact future operating results.

Recoverability of Investments in Subsidiaries Available for Sale

We have made a series of investments in, and advances to, companies that are principally engaged in the manufacture, sale and distribution of industrial gases which are located in regional markets which we no longer consider part of our core markets. As of December 31, 2003 and December 31, 2002, the carrying amounts of investments in subsidiaries available for sale aggregate approximately €0 and €18.1 million, respectively. Our accounting policy is to value such investments at estimated net realizable value. In determining estimated net realizable value, we consider the forecasted results of the investee, the economic environment in the regional market and our ability and intent to hold the investment until the estimated sale date.

Realization of Deferred Tax Assets

As of December 31, 2003, we had total deferred tax assets of approximately €91.3 million. Included in this total are the benefit of net operating loss and tax credit carry forwards of approximately €38.4 million. Such tax loss and credit carry forwards generally do not expire under current law, except for certain amounts attributable to operations in the United States that expire in 20 years. Realization of these amounts is dependent upon the generation of future taxable income at a level sufficient to absorb the loss and credits carry forwards. These deferred tax assets were recognized to the extent that it is deemed probable that future taxable profit will be generated. The amount of total deferred tax assets considered realizable prospectively could be reduced if our estimates of projected future taxable income are lowered from present levels or if changes in current tax regulations are revised which could impose restrictions on the timing or extent of our ability to utilize tax loss and credit carry forwards in the future.

Restructuring Charges

Subsequent to the acquisition transactions, management approved plans to restructure the Group and reduce costs. These changes were intended to, among other things, improve operational efficiencies and improve profitability. While management approved a detailed restructuring plan, the calculation of the provision requires the use of estimates and management judgment. Additionally, if industry conditions continue to deteriorate or an economic downturn is experienced in the future, further restructuring charges may be incurred. Resulting variances from estimates previously utilized may adversely impact future financial results.

Reclassifications

Certain reclassifications have been made to the presentation of prior periods to conform to the current period classification.

Results of Operations

When comparing the twelve months ended December 31, 2003, 2002 and the eight months ended December 31, 2001, with the four months ended April 30, 2001, consideration should be given to the impact on comparability arising from the acquisition transactions, the refinancing program, the divestiture program and the other developments described above. As a result of these events, comparability is impacted by a number of factors, the most significant of which are (i) the new cost base of the Company’s assets and liabilities as a result of the acquisition transactions, (ii) the refinancing program and the resulting impact on financing costs and (iii) the divestiture program. All of these factors impacted the comparability of the results presented for the twelve months ended December 31, 2003, 2002 and the eight months ended December 31, 2001, to periods prior to the acquisition transactions.

To highlight this lack of comparability, a solid vertical line has been inserted, where applicable, between columns in the tables below, in our consolidated financial statements and elsewhere in this document in order to distinguish information pertaining to the pre-acquisition and post-acquisition periods.

The following table sets forth a summary of our results for the twelve months ended December 31, 2003 and 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001:

	Successor			Predecessor
	Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG)			Messer Griesheim GmbH
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
	(in € millions)	(in € millions)	(in € millions)	(in € millions)

Net sales	1,498.7	1,526.0	1,046.6	574.5
Cost of sales	(723.2)	(748.8)	(528.4)	(293.4)
Gross profit	775.5	777.2	518.2	281.1
Distribution and selling costs	(479.1)	(476.5)	(342.2)	(177.2)
General and administrative costs	(119.0)	(127.6)	(90.8)	(45.0)
Other, net(1)	(55.8)	(41.9)	(47.7)	(12.4)
Operating profit	121.6	131.2	37.5	46.5
Interest expense, net	(120.6)	(140.0)	(103.4)	(36.4)
Other non-operating income (expenses)(2)	22.5	(35.2)	(24.9)	(16.7)
Profit (loss) before income taxes and minority interests	23.5	(44.0)	(90.8)	(6.6)
Income tax (expense) benefit	(0.5)	(34.8)	26.2	(4.8)
Minority interest, net of income taxes	(8.7)	(11.1)	(4.9)	(2.1)
Net income (loss)	14.3	(89.9)	(69.5)	(13.5)
Thereof discontinuing operations:
Total net sales	1,027.1	1,072.0	750.2
Total expenses	(1,055.8)	(1,147.8)	(827.1)
Loss before income taxes and minority interests	(28.7)	(75.7)	(76.9)
Income tax benefit (expense)	17.6	(25.4)	30.6

(1) Amounts include total net of research and development costs, other operating income, other operating expense, impairment of intangible assets and property, plant    and equipment and restructuring and reorganization charges.

(2) Amounts include equity method investment income (expense), other investment expense, net, changes in fair value of investments in subsidiaries available for sale and other financial income (expenses), net.

Major Events for Year 2003 (in chronological order)

  For the twelve months ended December 31, 2003, we implemented a project to reduce our working capital. As of December 2003 we were able to decrease the working capital by €42 million compared to December 2002.

  In 2003 the Company made voluntary debt repayments of €70.6 million and mandatory excess cash flow repayments of €2.8 million. Further, the Company made €52.2 million mandatory repayments in 2003.

  For the twelve months ended December 31, 2003, we have maintained our capital expenditures at no more than 10% of our total net sales. Our capital expenditures in the future will be focused on making additions to our continuing operations that will allow us to exploit the full potential of earlier investments.

  In July 2003, a final settlement agreement between Hoechst AG, Aventis (China) Investment Co. Ltd. (ACIC) and the Messer Griesheim Group GmbH & Co. KGaA was negotiated. As a result of this settlement agreement the Company acquired six Chinese Joint Ventures formally owned by ACIC. These companies have been consolidated as of July 1, 2003.

  During December 2003, the Company sold all participations in Central America (El Salvador, Guatemala, Honduras and Nicaragua) to Ergofran S.A. de C.V. The purchaser is a wholly owned subsidiary of Commercial Infra S.A. de C.V., Mexico, a Joint Venture of Air Products and Infra.

  For the twelve months ended December 31, 2003, we finalized our cost saving program and have reduced the cost base of our operations in our core markets to its level for the year 2000 by €99.9 million. As a result of implementation of these measures we incurred total one time costs of approximately €47.1 million (excluding €12.5 million of costs that were included as part of the purchase price accounting adjustments) for the thirty two months ended December 31, 2003.

  During December in 2003 and in connection with the proposed sale of certain subsidiaries, the group elected to step-up the tax book values of all material subsidiaries (“the Restructuring 2003”) in order to avoid any negative tax consequences as a result of the German capital gains tax exemption. The Restructuring 2003 has no impact on the consolidated financial statements as of December 31, 2003.

Twelve Months Ended December 31, 2003 Compared with Twelve Months Ended December 31, 2002

Net sales Net sales decreased to €1,498.7 million for the twelve months ended December 31, 2003 from €1,526.0 million for the twelve months ended December 31, 2002 and are shown by business areas below:

	Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG)
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002
	(in € millions)	(in € millions)

Net sales - Business Areas
Germany	648.6	649.6
Western Europe, excluding Germany	257.1	261.5
Eastern Europe	242.8	218.8
North America	304.4	337.0
Others	44.0	56.3
Reconciliation/Corporate	1.8	2.8
Total	1,498.7	1,526.0
Thereof discontinuing operations	1,027.1	1,072.0

  Net sales in Germany decreased 0.1% to €648.6 million in the year 2003 from €649.6 million in the year 2002. This slight decrease was primarily caused by lower demand of speciality gases resulting from the weaker performance of the semiconductor industry on the whole. Increasing sales in the pipeline and bulk business partially off-set the decline in the cylinder business resulting from continuing weak business climate.

  Net sales in Western Europe (excluding Germany) decreased 1.7% to €257.1 million in the year 2003 from €261.5 million in the year 2002. Lower sales in the UK (€10.4 million) were partially offset by sales increases in France from food industry applications, in Spain as a result of improved cylinder and pipeline business and in Italy with increased sales of bulk carbon dioxide. The decrease in the UK was mainly caused by lower sales of engineering equipment as well as the decline of the GBP against the Euro.

  Net sales in Eastern Europe increased 10.9% to €242.8 million in the year 2003 from €218.8 million in the year 2002. This increase is mainly due to growth over almost all of the countries in our Eastern Europe region. The strongest sales growth was achieved in Poland within the carbon dioxide business, Serbia in the onsite business as well as in Slovenia and Greece.

  Net sales in North America decreased 9.7% to €304.4 million in the year 2003 from €337.0 million in the year 2002. This decrease was primarily caused by the significant increase of the Euro against the US$ in the year 2003 compared to 2002. In addition, the first-time consolidation of the cylinder business of Constar (€21.0 million) in 2003 due to a change in management structure, offset the reduction in sales resulting from the disposal of our operations in Canada (€9.0 million) in the fourth quarter 2002 pursuant to the divestiture program.

  Net sales in Other Business Areas decreased 21.9% to €44.0 million in the year 2003 from €56.3 million in the year 2002. This decrease is mainly due to the negative currency impact from local currencies which are directly linked to the US$.

  Net Sales of discontinuing operations are composed of Net Sales in Germany, the UK and North America.

Cost of sales. Cost of sales decreased 3.4% to €723.2 million in the year 2003 from €748.8 million in the year 2002. Cost of sales consists primarily of raw material costs (e.g. energy), purchased parts and direct labor, as well as manufacturing overheads and depreciation.

The decrease in cost of sales resulted from the decrease in sales and the expiration of depreciation of fully depreciated property, plant and equipment. Furthermore, the development of cost of sales was influenced negatively by the weak US$. Overall, the gross margin increased from 50.9% of net sales in 2002 to 51.7% of net sales in 2003.

Distribution and selling costs. Distribution and selling costs increased 0.5% to €479.1 million in the year 2003 from €476.5 million in the year 2002. Distribution and selling costs consist primarily of sales organization costs, transport of gases and cylinders from the production site or filling station to the customer, depreciation of the cylinders and tanks at the customer site, advertising and sales promotions, commissions and freight.

The increase in distribution and selling costs was mainly caused by higher fuel costs for transportation in Europe and the US.

General and administrative costs. General and administrative costs decreased by 6.7% to €119.0 million in the year 2003 from €127.6 million in the year 2002. General and administrative costs consist primarily of personnel costs attributable to general management, finance and human resources functions, as well as other corporate overheads.

In North America we reduced General & administrative costs by €5.2 million following cost saving measures such as reorganization of management, replacement of expensive external consultancy costs for SAP by in-house expertise and more efficient cash management. We also achieved positive effects in the year 2003 through cost saving measures in Switzerland and Germany. Furthermore, the development of General & administrative costs was influenced by the weak US$.

Other, net. Other expenses, net increased by €13.9 million to €55.8 million in the year 2003 from €41.9 million in the year 2002. This amount includes research and development costs, other operating income, other operating expense, impairment of intangible assets and property, plant and equipment and restructuring and reorganization charges. The increase in the year 2003 was mainly caused by the disposal of goodwill relating to taxes in Germany in the year 2003 with €26.9 million.

Operating profit. As shown in the following table, operating profit decreased by 7.3% to €121.6 million for the twelve months ended December 31, 2003 from €131.2 million for the twelve months ended December 31, 2002.

	Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG)
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002
	(in € millions)	(in € millions)

Operating profit (loss) – Business Areas
Germany	118.0	110.7
Western Europe, excluding Germany	4.5	8.2
Eastern Europe	32.7	33.6
North America	20.1	22.9
Others	4.9	7.6
Reconciliation/Corporate	(58.6)	(51.8)
Total	121.6	131.2
Thereof discontinuing operations	83.0	95.9

  In Germany, we achieved an operating profit of €118.0 million in the year 2003 compared to an operating profit of €110.7 million in the year 2002. The increase, despite stable sales, was primarily caused by effective cost management combined with cost savings and a beneficial product mix.

  In Western Europe (excluding Germany) we achieved an operating profit of €4.5 million in the year 2003 compared to an operating profit of €8.2 million in the year 2002. The decrease was primarily caused by an operating profit decline in the UK (€4.1 million) resulting from lower sales and a negative exchange rate impact. This was partially offset by sales driven increases of the operating profit in Spain and cost saving improvements in Switzerland.

  In Eastern Europe we achieved an operating profit of €32.7 million in the year 2003 compared to an operating profit of €33.6 million in the year 2002. The decrease was primarily caused by higher distribution costs in Poland and Austria, as well as higher energy costs in Serbia but was partially off-set by the positive sales performance in all other countries.

  In North America, we achieved an operating profit of €20.1 million in the year 2003 compared to an operating profit of €22.9 million in the year 2002. The currency decline of the US$ and the divestiture of the Canadian business caused a lower operating profit in 2003 compared to 2002. The first-time consolidation of Constar led to a small positive impact in operating profit.

  Operating profit from discontinuing operations includes Germany, UK, North America and elements within Reconciliation/Corporate.

Interest expense, net. Net interest expenses decreased 13.8% to €120.6 million in the year 2003 from €140.0 million in the year 2002. The improvement results from mandatory (€52.2 million) and voluntary (€70.6 million) repayments as well as the partial senior notes repurchase. Futhermore, the development of interest expenses, net was influenced negatively by the weak US$.

Other non operating income (expenses). Non operating income in 2003 was €22.5 million compared to expenses of €35.2 million in 2002. This was caused by three major facts: the prior year impairment of Constar, the lower expenses related to the divestiture of non core business (€5 million) as well as the exchange gain realized from an US$ option in 2003 (€25 million).

Income taxes. In 2003, we recorded an income tax expense of €0.5 million, compared to €34.8 million in 2002. The significant decrease resulted from a reduction of tax liabilities due to a German supreme court decision and a change in the Group’s tax strategy. The release of tax liabilities resulted in the recognition of a tax benefit of approximately €48.6 million (€30.6 million of which was recorded during May 1, 2001 acquisition) and a corresponding expense due to a goodwill reduction of €26.9 million (as explained elsewhere in this document). This reduced the 2003 net income tax expense by € 27.7 million.

Net income (loss). As a result of the factors discussed above, net income (loss) increased to €14.3 million for the year ended December 31, 2003 from a loss of €89.9 million for the year ended 2002. The twelve months ended December 31, 2003 are impacted by an adjustment of goodwill of €26.9 million and an adjustment to taxes of €48.6 as explained above. Furthermore, the decrease of interest expenses and an increase of other non operating income (expenses) of €57.7 million contributed to the improvement of net income.

Discontinuing operations. Discontinuing operations are comprised of our operations in Germany, UK and North America. The trends presented above for the Company are also applicable for the discontinuing operations.

Twelve Months Ended December 31, 2002 Compared with Eight Months Ended December 31, 2001

The periods ended December 31, 2002 and December 31, 2001 are for periods of twelve months and eight months, respectively. Therefore, management does not believe that a comparison of such periods is meaningful.

Eight Months Ended December 31, 2001 Compared with Four Months Ended April 30, 2001

As a result of the acquisition transactions (including the change in cost basis resulting therefrom), the refinancing program and the divestiture program, and because the periods ended December 31, 2001 and April 30, 2001 are for periods of eight months and four months, respectively, management does not believe that the comparison of such periods is meaningful.

Liquidity and Capital Resources

The following table summarizes the cash flow activity during the twelve months ended December 31, 2003 and 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001. Consideration should be given to the effects of the acquisition transactions, the refinancing program, and the divestiture program when comparing historical financial information, including the selected financial data, for periods prior to April 30, 2001 to periods thereafter. The solid vertical line separates the information for periods prior to and subsequent to the acquisition transactions:

	Successor Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG)			Predeccessor
				Messer Griesheim GmbH
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001
	(in € millions)	(in € millions)	(in € millions)	(in € millions)

Cash flow from (used in) operating activities	353.5	370.4	137.9	(8.9)
Cash flow used in investing activities	(102.3)	(76.1)	(86.8)	(66.0)
Cash flow (used in) from financing activities	(256.9)	(340.2)	(75.0)	247.6
Cash and cash equivalents, end of reporting period	115.5	135.2	188.0	226.6
Thereof discontinuing operations:
Cash flow from operating activities	255.9	290.8	138.8
Cash flow used in investing activities	(48.7)	(92.1)	(23.8)
Cash flow (used in) from financing activities	(263.1)	(252.8)	(116.3)
Cash and cash equivalent at end of reporting period	27.2	59.4	91.7

Cash flow from (used in) operating activities. The cash flow from operating activities was €353.5 million in the twelve months ended December 31, 2003. This cash flow principally reflects an income before income taxes and minority interests of €23.5 million which was supplemented mainly by depreciation and amortization of property, plant and equipment and intangible assets and interest expenses. The depreciation and amortization of property, plant and equipment and intangible assets was €240.6 million.

Messer Griesheim’s cash flow from operating activities was €370.4 million in the twelve months ended December 31, 2002. This cash flow principally reflects a loss before income taxes and minority interests of €44.0 million which was offset mainly by depreciation and amortization of property, plant and equipment and intangible assets and by interest expenses. The depreciation and amortization of property, plant and equipment and intangible assets was €253.5 million.

The cash flow from operating activities was €137.9 million in the eight months ended December 31, 2001. The cash flow from operating activities in the eight months ended December 31, 2001 principally reflects a loss before income taxes and minority interests of €90.8 million which was offset mainly by depreciation and amortization of property, plant and equipment and intangible assets and by interest expenses.

For the four months ended April 30, 2001, cash flow from operating activities principally reflects a decrease due to our operations in Singapore and changes in working capital in the four months ended April 30, 2001.

Cash flow used in investing activities. Messer Griesheim’s cash flow used in investing activities was €102.3 million in the twelve months ended December 31, 2003 and principally reflects purchases of property, plant and equipment and intangible assets of €127.9 million, purchases of investments of €28.5 million, offset by proceeds from sales of investments of €40.6 million and proceeds from sales of property, plant and equipment of €17.0 million.

The cash flow used in investing activities for the twelve months ended December 31, 2002 was €76.1 million in 2002 and principally reflects purchases of property, plant and equipment and of intangible assets of €135.9 million, offset by proceeds from sales of investments of €40.5 million and proceeds from sales of property, plant and equipment of €18.4 million.

The cash flow used in investing activities for the eight months ended December 31, 2001 was €86.8 million. It principally reflects that in addition to the credit agreements provided to several subsidiaries for working capital, Messer Griesheim made cash investments in subsidiaries available for sale for the purpose of extinguishing the subsidiary debt as part of the divestiture program.

For the four months ended April 30, 2001 the cash used in investing activities principally reflects capital expenditure on property, plant and equipment as well as investments and loans to related parties.

Cash flow (used in) from financing activities. Messer Griesheim’s cash flows used in financing activities for the twelve months ended December 31, 2003 was €256.9 million. It principally reflects interest paid of €128.0 million and repayments of non-current debt amounting to €142.0 million during 2003.

During the twelve months ended December 31, 2002, our net cash used in financing activities was €340.2 million, which is principally comprised interest paid of €132.0 million and non-current debt repayments of €184.5 million during 2002.

In the eight months ended December 31, 2001, our net cash used in financing activities was €75.0 million. This negative figure principally reflects the repayment of corporate debt and the increased interest payments, partially offset by the proceeds from the refinancing program.

The cash flow from financing activities for the four months ended April 30, 2001 principally reflects additional borrowings that resulted in an increase of cash, which was used to refinance debt in addition to establishing restricted cash collateral on debt.

Discontinued operations. The trends described in cash flow from operating activities are substantially the same as described above.

During the eight months ended December 31, 2001 net cash used in financing activities mainly reflects repayments of corporate debt and debt restructuring within the Group between discontinuing and continuing operations.

In the twelve months ended December 31, 2002, in addition to normal purchases of property, plant and equipment cash used in investing activities relates to the construction of new production facilities in the U.S. and Germany.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations prior to the proposed transaction (see “Recent Events”) as of December 31, 2003:

	Payments Due by Period
	Less than 1 Year	1-3 years	4-5 years	After 5 years	Total
	(in € millions)	(in € millions)	(in € millions)	(in € millions)	(in € millions)

Contractual Obligations
Long-Term Debt	71.0	112.6	213.1	764.0	1,160.7
Capital Lease Obligations(1)	30.7	61.9	49.4	1.2	143.2
Operating Lease Obligations	13.0	12.3	2.3	9.0	36.6
Total Contractual Obligations					1,340.5
Thereof discontinuing operations(5)					1,178.3

Commitments
Guarantees related to the sale of investments(2)					153.0
Other Long-Term Obligations(3)					22.7
Financial Guarantees(4)					29.5
Long-Term Purchase Agreements					43.5
Total Commitments					248.7
Thereof discontinuing operations(6)					57.0

(1) The capital lease obligations include an interest portion of €19.5 million.

(2) Guarantees related to the sale of investments, net of reserved amounts, mainly reflect customary guarantees for representation and warranties provided for in sale agreements.

(3) Other financial obligations not included in the consolidated balance sheet relate to long-term commitments for capital expenditures of €22.7 million at December 31, 2003.

(4) Financial guarantees, net of provisions, mainly include guarantees for at equity consolidated subsidiaries of €1.9 million and risks related to the divestiture of Singapore operations of €10.2 million.

(5) Contractual Obligations of discontinuing operations which mainly comprise of long term debt will substantially be repaid upon completion of the proposed transaction.

(6) Commitments of discontinuing operations relate to Germany, North America and UK and comprise of other long-term obligations and other long-term purchase agreements.

Anticipated Expenditures and Sources of Funds

Operational capital expenditures as a percentage of net sales were 8.5% in the twelve months ended December 31, 2003. The related figures were 8.9%, 7.5% and 8.6% in the twelve months ended December 31, 2002, in the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively.

A core component of our strategy was to reduce Messer Griesheim's historically high levels of capital expenditures. Capital expenditure was €127.9 million in the twelve months ended December 31, 2003, €135.9 million in the twelve months ended December 31, 2002, €79.0 million in the eight months ended December 31, 2001 and €49.5 million in the four months ended April 30, 2001.

We had total indebtedness (including finance leases) of €1,284.3 million at December 31, 2003, of which €1,189.6 million was long-term indebtedness. The indebtedness was primarily due to banks and our bondholders and had a weighted average interest rate on existing corporate debt including interest rate swap agreement but not including amortization of debt issuance costs of approximately 8.1% per annum at December 31, 2003.

Messer Griesheim's principal sources of funds have been cash flow from operations and borrowings from banks. Upon completion of the contemplated sale transaction of Messer Griesheim and it’s subsidiaries in the UK and the U.S. to Air Liquide (see Recent Events) the proceeds of which would be used to repay the existing corporate debt. The continuing operations will be subsequently refinanced as part of the proposed change in ownership structure. We expect that, going forward, we would finance ongoing operations with a combination of bank borrowings and operating cash flows. We expect that our other cash requirements would be met through operating cash flows.

As of December 31, 2003, we had in place unused credit lines totaling €278.3 million. In addition, certain of our subsidiaries have unused available credit lines under local facilities.

Interest Rate Risk Management

We are exposed to interest rate risk mainly through our debt instruments. We manage interest rate risk on a group-wide basis with a combination of fixed and floating rate instruments. We have entered into interest rate swap agreements that effectively convert a major portion of our floating rate indebtedness to a fixed rate basis for the next year, thus reducing the impact of interest rate changes on future interest expense.

As of December 31, 2003, approximately 42% of our debt facilities were hedged satisfying the terms of the senior facilities agreement. The remaining 58% of our multicurrency debt facilities have floating rates. With respect to such portion of the debt facilities for each fluctuation in market interest rates of 1%, the interest expense related to such portion of the debt facilities would fluctuate by €6.4 million.

Foreign Exchange Risk Management

We also are exposed to foreign currency exchange risk related to foreign currency denominated assets and liabilities including debt service payments denominated in foreign currencies. We manage foreign currency exchange risk on a group-wide basis using exchange forward contracts. Our current policy with respect to limiting foreign currency exposure is to economically hedge foreign currency exposures when appropriate.

For the majority of our operations, we have local production facilities which generate cash flows in local currencies. These cash flows generally match local expenditures and debt service of these operations, resulting in a 95% or greater "natural hedge" as of December 31, 2003.

The most significant foreign exchange rate risks exist in South America, Eastern Europe and China where we produce locally. A portion of our debts serviced by these facilities are in € and U.S. dollars. Accordingly, we are dependent on the stability of currencies in these countries in order to service these debts. The total "hard currency" debt in these countries is €42.5 million. The single largest debt is approximately €15.5 million in Croatia. An increase or decrease of 10% of the HRK (currency of Croatia) against the € would result in an impact of approximately €1.6 million on our results of operations. If all the currencies in these countries depreciate against the € and the U.S. dollar, a 10% depreciation would decrease our consolidated net income by approximately €4.3 million.

Our functional currency is the €. The net assets outside the "€ zone" are subject to currency fluctuations. The most volatile currencies are those of Eastern Europe, China and South America. Normally, we do not hedge the net assets of foreign subsidiaries. In the event the Euro significantly increases in value relative to other currencies, the accounting treatment would result in a charge against our equity without any effect on net income.

Derivative Financial Instruments

The table below provides information about our significant derivative financial instruments that are sensitive to changes in interest and foreign currency exchange rates as of December 31, 2003. The table presents the notional amounts and the weighted average contractual foreign exchange rates. The terms of our cross-currency exchange forward contracts generally do not exceed one year. At December 31, 2003, our interest rate swaps had remaining terms of one year.

	Contract notional Amount	Contractual rates	Fair value December 31, 2003
	(€ equivalent in thousands, except for contractual rates)

Interest Rate Swap Contracts
Euro	77,648	4.45500%	(1,323)
Euro	180,000	4.69500%	(2,711)
Euro	47,850	4.73000%	(924)
U.S. dollar	197,338	5.00000%	(4,431)
Euro	39,150	4.65250%	(728)
Interest Rate Forward Swap Contracts
Euro	170,000	4.84500%	(1,998)
Euro	32,625	4.21000%	(239)
U.S. dollar	178,430	5.18500%	(3,053)
Euro	30,000	2.99000%	60
Euro	80,000	3.95630%	437
Euro	70,000	4.10540%	557
Euro	110,000	4.31340%	829
Constant Maturity Interest Forward Swap Contracts
Euro	30,000	max. 4.3800%	343
Euro	20,000	max. 4.2000%	164

Foreign currency forward contracts:		Forward exchange rate
Euro/U.S. dollar	17,748	1.2105	(701)
Euro/CAD	10,134	1.6283	21

Foreign currency options:		Strike rate
Euro/U.S. dollar Put Option	436,162	1.16034	37,019

Commodity Price Risk

We are exposed to commodity price risks through our dependence on various raw materials, such as chemical and energy prices. We seek to minimize these risks through our sourcing policies, operating procedures and pass through clauses in our product pricing agreements. In addition and on a limited basis we entered into certain financial instruments to manage the remaining exposure to fluctuations in commodity prices.

Risk Identification and Analysis

The identification and analysis of risks relating to our operations is conducted through the application of an enterprise-wide risk management system, encompassing all of our activities worldwide. The goal of this risk management system is to foster a group-wide culture of risk management using a common set of objectives and standards in the measurement and treatment of risk. As with any risk management system, the results are based on individual assessments. There is no guarantee that this system will consistently identify all of the important risks or provide an adequate assessment of their potential impact.

We are exposed to market risk through our commercial and financial operations as described above. We have implemented a hedging policy to reduce some of these exposures, but we may still incur losses as a result of changes in currency exchange rates, interest rates and commodity risk.

Outlook

On February 18, 2004, the Group received senior facilities lenders’ consent for the sale of the subsidiaries in Germany, the United States and the United Kingdom (see “Recent Events”). Additionally, as of March 15, the European antitrust authority gave its approval. As of the date of filing, the approval has not been given by the U.S. antitrust authorities. We therefore believe that the proposed transaction will be completed during the first half of 2004.

Following the divestment of the operations in Germany, the United Kingdom and the United States, the Group’s continuing operations will mainly operate in Western and Eastern Europe, as well as in China.

Headquartered in Frankfurt am Main, Germany, the remaining group expects to generate sales of approximately €500 million in 2004 and to employ more than 3,600 people.

We expect some improvements for business in 2004, as the economy in Western and Eastern Europe is seeing signs of recovery and expectations for China foresee further growth.

Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statement.

Reconciliation to U.S. GAAP

Our results as reported under IFRS differ from our results as reconciled to U.S. GAAP, principally as a result of the different treatment under U.S. GAAP of:

  allocation of purchase price to assets to be sold,

  amortization of goodwill for periods after December 31, 2001,

  restructuring costs,

  transaction costs or fees incurred by our parent on our behalf,

  impairment of long lived assets and goodwill,

  assembled workforce (intangible asset),

  foreign currency gains and losses on borrowing costs directly attributable to construction,

  provisions for pensions and similar obligations,

  gains and losses related to financial instruments,

  depreciation and amortization of discontinued assets, and

  equity method investment expenses, net.

The significant differences between IFRS and U.S. GAAP applicable to the consolidated financial statements are summarized below. Further discussion of significant differences between IFRS and U.S. GAAP applicable to the consolidated financial statements is presented elsewhere in this document.

Twelve Months Ended December 31, 2003

In the twelve months ended December 31, 2003, the net profit reported under IFRS was €14.3 million and €24.6 million as reconciled to U.S. GAAP. During this period, there were reconciling adjustments of €26.9 million between IFRS and U.S. GAAP relating to the reversal of the IFRS goodwill amortization. The remaining difference between the net profit under IFRS and the net profit reported under U.S. GAAP is primarily related to the transaction fees of €19.5 million and the depreciation and amortization of discontinued assets of €9.6 million.

Twelve Months Ended December 31, 2002

In the twelve months ended December 31, 2002, the net loss reported under IFRS was €89.9 million and €67.8 million as reconciled to U.S. GAAP. During this period, there were reconciling adjustments of €28.7 million between IFRS and U.S. GAAP relating to the reversal of the IFRS goodwill amortization. The remaining difference between the net loss under IFRS and the net loss reported under U.S. GAAP is primarily the impairment charge of €7.7 million on U.S. GAAP goodwill as a result of the change in accounting principles.

Eight Months Ended December 31, 2001

In the eight months ended December 31, 2001, the net loss reported under IFRS was €69.5 million and €66.6 million as reconciled to U.S. GAAP. During this period, there were reconciling adjustments of €5.5 million between IFRS and U.S. GAAP relating to assets to be sold within one year of the date of the business combination. The remaining difference between net loss under IFRS and net loss reported under U.S. GAAP is primarily due to the amortization impact and the tax effect under U.S. GAAP associated with these adjustments.

Four Months Ended April 30, 2001

In the four months ended April 30, 2001 (prior to the acquisition transactions), the net loss reported under IFRS and U.S. GAAP was €13.5 million with no significant differences.

INDEX TO FINANCIAL STATEMENTS

Page
Messer Griesheim Holding GmbH
Independent Auditors' Reports	25
Consolidated Statements of Operations for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and four months ended April 30, 2001 (predecessor)	26
Consolidated Balance Sheets as of December 31, 2003 and as of December 31, 2002	27
Consolidated Statements of Changes in Stockholders’ Equity for the twelve months ended December 31, 2003, for the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001 (predecessor)	28
Consolidated Cash Flow Statements for the twelve months ended December 31, 2003, for the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001 (predecessor)	29
Notes to the Consolidated Financial Statements	31

INDEPENDENT AUDITOR'S REPORT

To the Management Board of

Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG)

We have audited the accompanying consolidated balance sheets of Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG) ("Messer Holding", "the Successor" or "the Company") and its subsidiaries as of December 31, 2003 and 2002, the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2003 and 2002 and the eight months ended December 31, 2001, and the consolidated statements of operations, changes in stockholders' equity and cash flows of Messer Griesheim GmbH (“Messer Griesheim” or “the Predecessor”) and its subsidiaries for the four months ended April 30, 2001. The Successor and Predecessor consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Notes 1 and 5, Messer Griesheim Holding GmbH is party to a selling and purchase agreement finalized and signed in January 2004 in which it contracted to sell its subsidiaries in Germany, the United States of America and the United Kingdom.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Successor and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the twelve months ended December 31, 2003 and 2002 and the eight months ended December 31, 2001, and the results of operations and cash flows of the Predecessor and its subsidiaries for the four months ended April 30, 2001, in conformity with International Financial Reporting Standards as promulgated by the International Accounting Standards Board.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the accompanying consolidated financial statements.

Duesseldorf April 06, 2004 except for Note 38 for which the date is April 29, 2004

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

MESSER GRIESHEIM HOLDING GMBH

(formerly MESSER GRIESHEIM HOLDING AG)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in € thousands, unless otherwise stated)

		Successor			Predecessor
	Note	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Net sales		1,498,717	1,525,996	1,046,588	574,463
Cost of sales		(723,162)	(748,783)	(528,416)	(293,414)
Gross profit		775,555	777,213	518,172	281,049
Distribution and selling costs		(479,130)	(476,502)	(342,184)	(177,182)
Research and development costs		(7,755)	(12,918)	(9,542)	(6,599)
General and administrative costs		(118,977)	(127,555)	(90,829)	(45,027)
Other operating income	8	39,827	25,665	10,658	10,242
Other operating expense	9	(72,080)	(40,396)	(23,526)	(11,133)
Impairment of intangible assets and property, plant and equipment	11	(6,823)	(1,543)	—	(2,356)
Restructuring and reorganization charges	12	(9,039)	(12,782)	(25,266)	(2,540)
Operating profit		121,578	131,182	37,483	46,454
Equity method investments income (expense), net	18	1,529	(12,621)	(15,213)	(5,106)
Other investment income (expense), net	10	3,488	(4,693)	(4,456)	(4,544)
Interest expense, net	13	(120,561)	(140,022)	(103,379)	(36,364)
Changes in fair value of investments in subsidiaries available for sale	14	—	(1,577)	(5,472)	—
Other financial income (expense), net		17,442	(16,261)	255	(6,990)
Non-operating expense		(98,102)	(175,174)	(128,265)	(53,004)
Income (loss) before income taxes and minority interests		23,476	(43,992)	(90,782)	(6,550)
Income tax benefit (expense)	15	(473)	(34,759)	26,163	(4,813)
Income (loss) before minority interests		23,003	(78,751)	(64,619)	(11,363)
Minority interests, net of income taxes	30	(8,700)	(11,120)	(4,912)	(2,135)
Net income (loss)		14,303	(89,871)	(69,531)	(13,498)
Thereof relating to discontinuing operations:
Net sales	5	1,027,079	1,072,011	750,208
Total expenses	5	(1,055,786)	(1,147,750)	(827,136)
Loss before income taxes and minority interests	5	(28,707)	(75,739)	(76,928)
Income tax benefit (expense)	5	17,615	(25,432)	30,616

The accompanying Notes are an integral part of these consolidated financial statements.

MESSER GRIESHEIM HOLDING GMBH

(formerly MESSER GRIESHEIM HOLDING AG)

CONSOLIDATED BALANCE SHEETS

(Amounts in € thousands, unless otherwise stated)

	Note	As of December 31, 2003	As of December 31, 2002

Assets
Intangible assets	16	687,905	790,878
Property, plant and equipment	17	1,345,408	1,516,310
Equity method investments	18	16,515	13,200
Other investments and long-term loans	19, 20	24,559	36,861
Deferred tax assets	15	2,973	3,734
Other long-term receivables, net and other assets		11,154	21,966
Non-current assets		2,088,514	2,382,949
Inventories	21	65,212	72,585
Trade accounts receivable, net	22	242,512	279,099
Investments in subsidiaries available for sale	14	—	18,078
Other receivables and other assets	23	87,306	50,879
Cash and cash equivalents	24	115,555	135,218
Current assets		510,585	555,859
Total assets		2,599,099	2,938,808
	Note	As of December 31, 2003	As of December 31, 2002
Stockholders’ equity and liabilities
Issued capital and reserves		967,180	967,180
Accumulated deficit		(145,099)	(159,402)
Cumulative other comprehensive deficit		(139,413)	(72,291)
Stockholders’ equity	29	682,668	735,487
Minority interests	30	60,108	84,012
Provisions for pensions and similar obligations	25	170,814	169,287
Other provisions	26	31,709	68,529
Corporate debt, less current portion	27	1,146,453	1,327,120
Deferred tax liabilities	15	96,691	104,523
Other liabilities		16,311	23,723
Non-current liabilities		1,461,978	1,693,182
Other provisions	26	70,598	106,849
Corporate debt	27	86,151	48,298
Trade accounts payable		122,491	124,697
Miscellaneous liabilities	28	115,105	146,283
Current liabilities		394,345	426,127
Total stockholders’ equity and liabilities		2,599,099	2,938,808
Thereof relating to discontinuing operations:
Total assets	5	1,595,580	1,907,168
Total liabilities	5	1,538,355	1,809,932

The accompanying Notes are an integral part of these consolidated financial statements.

MESSER GRIESHEIM HOLDING GMBH

(formerly MESSER GRIESHEIM HOLDING AG)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in € thousands, unless otherwise stated)

	Predecessor
	Other comprehensive income
	Subscribed capital	Additional Paid-in capital	Retained earnings (deficit)	Hedging reserve	Cumulative Translation Reserve	Cumulative other comprehensive income	Total Stockholders’ equity

Balance as of December 31, 2000	276,098	158,386	(80,164)	—	84,204	84,204	438,524
IAS 39 transition adjustment	—	—	335	—	—	—	335
Net loss	—	—	(13,498)	—	—	—	(13,498)
Translation adjustment	—	—	—	—	3,522	3,522	3,522
Total comprehensive loss							(9,641)
Balance as of April 30, 2001	276,098	158,386	(93,327)	—	87,726	87,726	428,883
	Successor
	Other comprehensive income
	Subscribed capital	Additional Paid-in capital	Retained earnings (deficit)	Hedging reserve	Cumulative Translation Reserve	Cumulative other comprehensive income (deficit)	Total Stockholders’ equity

Balance as of May 1, 2001	90	967,090	—	—	—	—	967,180
Change in fair value of derivatives	—	—	—	(9,199)	—	(9,199)	(9,199)
Net loss	—	—	(69,531)	—	—	—	(69,531)
Translation adjustment	—	—	—	—	14,939	14,939	14,939
Total comprehensive loss							(63,791)
Balance as of December 31, 2001	90	967,090	(69,531)	(9,199)	14,939	5,740	903,389
Change in fair value of derivatives	—	—	—	(7,744)	—	(7,744)	(7,744)
Net loss	—	—	(89,871)	—	—	—	(89,871)
Translation adjustment	—	—	—	—	(70,287)	(70,287)	(70,287)
Total comprehensive loss							(167,902)
Balance as of December 31, 2002	90	967,090	(159,402)	(16,943)	(55,348)	(72,291)	735,487
Change in fair value of derivatives	—	—	—	8,298	—	8,298	8,298
Net income	—	—	14,303	—	—	—	14,303
Translation adjustment	—	—	—	—	(75,420)	(75,420)	(75,420)
Total comprehensive loss							(52,819)
Balance as of December 31, 2003	90	967,090	(145,099)	(8,645)	(130,768)	(139,413)	682,668

The accompanying Notes are an integral part of these consolidated financial statements.

MESSER GRIESHEIM HOLDING GMBH

(formerly MESSER GRIESHEIM HOLDING AG)

CONSOLIDATED CASH FLOW STATEMENTS

(Amounts in € thousands, unless otherwise stated)

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Income (loss) before income taxes and minority interests	23,476	(43,992)	(90,782)	(6,550)
Income taxes (paid) refunded	(46,520)	(26,125)	(7,636)	6,964
Depreciation, amortization and impairment of property, plant and equipment, and intangible assets	240,559	253,486	182,733	76,923
Changes in fair value of subsidiaries available for sale	—	1,577	5,472	—
Write-down of investments	1,331	1,647	2,688	—
Losses (gains) on disposals of property, plant and equipment and investments	(9,562)	(3,224)	—	7,186
Change in goodwill	26,911	1,733	—	—
Exchange losses	5,048	—	—	—
Non-cash changes in equity method investments, net of dividends	1,820	20,630	19,293	(5,106)
Interest expense, net	120,561	140,022	103,379	36,364
Other financial (income) expenses, net	1,583	16,261	(255)	6,990
Changes in inventories	1,442	5,918	3,181	(10,474)
Changes in receivables and other assets	4,930	44,898	(33,287)	(25,464)
Changes in provisions	(7,462)	(35,319)	(47,129)	(68,752)
Changes in accounts payable and other liabilities	(10,612)	(7,092)	212	(26,991)

Cash flow from (used in) operating activities	353,505	370,420	137,869	(8,910)
Purchases of property, plant and equipment, and intangible assets	(127,885)	(135,901)	(79,022)	(49,467)
Acquisitions, purchases of investments and loans to related parties, less cash acquired	(28,464)	(3,858)	(6,255)	(35,429)
Purchases of minority interest	(9,527)	—	—	—
Investments in subsidiaries available for sale for extinguishment of debt	—	(5,978)	(169,986)	—
Proceeds from sales of property, plant and equipment, and intangible assets	16,987	18,450	30,890	68
Proceeds from sales of investments	40,646	40,469	120,117	13,746
Interest received	5,910	10,763	17,418	5,086
Cash flow used in investing activities	(102,333)	(76,055)	(86,838)	(65,996)
Capital increases	—	—	—	66,962
Net (repayment of) proceeds from non-current corporate debt	(142,019)	(184,526)	616,077	118,656
Net (repayment of) proceeds from current corporate debt	19,871	908	(577,376)	133,407
Dividends paid to minority interest	(5,402)	(8,286)	(3,049)	(4,012)

Interest paid	(127,749)	(131,992)	(110,951)	(60,469)
Other financial income (expenses), net	(1,583)	(16,261)	255	(6,990)
Cash flow from (used in) financing activities	(256,882)	(340,157)	(75,044)	247,554
Cash flow from (used in) operating, investing and financing activities	(5,710)	(45,792)	(24,013)	172,648
Effect of exchange rate changes on cash and cash equivalents	(10,178)	(7,008)	270	3,522
Cash balances included in investments in subsidiaries available for sale	—	—	(14,812)	—
Changes in cash and cash equivalents	(15,888)	(52,800)	(38,555)	176,170
Net effect of changes in consolidation perimeter on cash and cash equivalents	(3,775)	—	—	—
Cash and cash equivalents:
at beginning of reporting period	135,218	188,018	226,573	50,403
at end of reporting period	115,555	135,218	188,018	226,573
Thereof relating to discontinuing operations:
Cash flow from operating activities	255,939	290,822	138,844	—
Cash flow used in investing activities	(48,700)	(92,091)	(23,826)	—
Cash flow (used in) from financing activities	(263,050)	(252,818)	(116,293)	—
Cash and cash equivalent at end of reporting period	27,173	59,447	91,744	—
Supplemental cash flow information:
Fair value of assets acquired in acquisitions, other than cash	—	—	2,732,025	—
Fair value of liabilities assumed in acquisitions	—	—	2,734,628	—
Increase in stockholders’ equity	—	—	967,180	—

The accompanying Notes are an integral part of these consolidated financial statements.

MESSER GRIESHEIM HOLDING GMBH

(formerly MESSER GRIESHEIM HOLDING AG)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in € thousands, unless otherwise stated)

1. Background and basis of presentation

Messer Griesheim Holding GmbH, formerly Messer Griesheim Holding AG ("the Company", “Messer Holding” or "Successor") is a supplier of industrial gases. The Company produces and markets industrial gases (including oxygen, nitrogen, argon, helium, carbon dioxide, hydrogen and rare and high-purity gases), gas application processes and customer-site gas production systems. The Company's primary customers include major industrial, chemical and pharmaceutical manufacturers, and the food processing and waste treatment industries. As of December 31, 2003 the sole owner of the shares of Messer Holding is Messer Griesheim Group GmbH & Co. KGaA.

The Company is a holding company, whose consolidated financial statements include the accounts of Messer Griesheim GmbH and all companies which it controls (collectively, "the Messer Group", "Messer" or "the Group").

The Successor, incorporated on November 6, 1996, was a dormant company until April 30, 2001, when it was activated to become the holding company for the shares of Messer Griesheim GmbH ("Messer Griesheim" or "Predecessor"). As of December 31, 2000, the Successor had net assets aggregating €44.9, represented by current assets of €50.7 and current liabilities of €5.8. As discussed in Note 3 “Acquisition transactions”, the Predecessor was re-capitalized to effect the acquisition transactions which have been accounted for at fair value. Accordingly, the assets and liabilities of the Group have been recorded at their estimated fair values as of April 30, 2001, the date of the acquisition transactions. As a result, the financial statements of the Group for periods prior to the acquisition are not comparable to the Group's financial statements for periods subsequent to the acquisition. To highlight this lack of comparability, a solid vertical line has been inserted, where applicable, to distinguish information pertaining to the pre-acquisition and post-acquisition periods. The refinancing transactions and the divestiture program adopted by the Group are described in Notes 4 “Financing transactions” and 14 “Divestiture program”, respectively.

On January 19, 2004, Messer Griesheim Holding and Messer Group GmbH & Co. KGaA entered into an agreement to sell Messer Griesheim GmbH which holds the shares of the subsidiaries in the U.K and the United States of America to L'Air Liquide S.A ("Air Liquide"). Under this proposed transaction, Messer Holding would divest itself of its operations in Germany, the United Kingdom and the United States. The proposed transaction is in the form of a sale of all the capital stock of Messer Griesheim, which holds the shares of the subsidiaries in the United Kingdom and the United States for a purchase price of approximately €2.7 billion, including debt that will be assumed by Air Liquide in connection with the sale of approximately €1.1 billion.

Prior to the completion of the sale the Divestiture Assets have to be separated from those assets which shall remain directly or indirectly with Messer Holding. This restructuring (hereafter collectively referred to as the “Pre-Completion Restructuring”) commenced prior to December 31, 2003 and was completed between the signing and the completion of the sale of the Divestiture Assets.

The transaction is part of a contemplated change in the ownership structure of Messer Griesheim Group GmbH & Co. KGaA ("Messer Griesheim Group"). The shareholders of Messer Griesheim Group (the Messer family through their holding company Messer Industrie GmbH (“MIG”), Allianz Capital Partners (“ACP”) and private equity funds managed by Goldman Sachs (the “Goldman Sachs Funds”)) have reached an agreement in principle whereby MIG would acquire the stakes held by ACP and the Goldman Sachs Funds in Messer Griesheim Group GmbH & Co. KGaA.

The proposed transactions are subject to various conditions as explained in Note 5 “Results from discontinuing operations”.

The following notes to the consolidated financial statements should be read with the understanding of the proposed transaction described above and elsewhere in this document as it would significantly reduce the scope of the Company’s current operations (see in particular Note 5 “Results from discontinuing operations”.

2. Accounting Principles

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the International Accounting Standards Board. The Group applied all International Accounting Standards and Interpretations of the Standing Interpretations Committee (SIC) effective as of December 31, 2003, 2002 and 2001, respectively.

Consolidation

The complete list of Group ownership interests is provided in a joint listing and filed with the Commercial Register in Husum, Germany. Significant subsidiaries as of December 31, 2003 are as follows:

Name and Office of Subsidiary	Country of Incorporation or Residence	Ownership Percentage

Messer Griesheim GmbH (Frankfurt a.M.)*	Germany	100%
Messer Griesheim Industries, Inc. (Malvern, Pennsylvania)*	United States	100%
Messer France S.A. (Asnières CEDEX)	France	100%
Messer Hungarogáz Kft. (Budapest)	Hungary	100%
Messer U.K. Ltd. (Reigate)*	United Kingdom	100%
Messer Austria GmbH (Gumpoldskirchen)	Austria	100%
Messer B.V. (Moerdijk)	Netherlands	100%
Messer Croatia Plin d.d. (Zapresic)	Croatia	99.96%
Messer Belgium N.V. (Machelen)	Belgium	99.41%
Messer Polska Spólka z.o.o. (Chorzów)	Poland	98.54%
Tehnogas AD (Beograd)	Serbia	61.02%
* see Note 5 “Results from discontinuing operations”

The consolidated financial statements as of December 31, 2003 include the accounts of Messer Griesheim Holding and subsidiaries. The difference between the acquisition cost of a subsidiary and the book value at the time of the acquisition of the portion of the net equity acquired is allocated to the subsidiary's assets and liabilities based on their respective fair values. Any remaining excess is capitalized as goodwill and amortized over its estimated useful life. Intercompany accounts and transactions are eliminated in consolidation.

As of January 1, 2003 the Company consolidated its operations in Peru, formally reflected in the balance sheet under the caption “Investments in Subsidiaries Available for Sale”. From January 1, 2003 the Peruvian operations are reflected in the segment “Others” of the selected segment data.

Since January 2003 the Group no longer controls its subsidiaries in Central America, but has retained significant influence. As of January 1, 2003 the Group has excluded the assets, liabilities, income and expenses relating to the companies in Central America and commenced accounting for these investments under the equity method. In December 2003 the Group has sold its shares in the Central American companies to Ergofan S.A.de C.V.

For changes in the consolidation perimeters as described above, prior periods including segment information, have not been restated due to immateriality.

During the second quarter 2003 the Group obtained control over its subsidiary Constar LLC in Georgia/USA, formally accounted for under the equity method. Therefore, the Group has included the assets, liabilities, income and expenses relating to its subsidiary Constar LLC in its consolidated financial statements.

On July 25, 2003, Messer Griesheim Group GmbH & Co KGaA, the Company’s parent Company has entered into a settlement agreement with Hoechst (see Note 36 “Related parties”). With the exception of the purchase of the ACIC joint ventures (see below), the settlement agreement has no impact on the consolidated financial statements.

Pursuant to the acquisition transactions and the related China sale and purchase agreement, Messer Griesheim agreed to purchase ACIC's interests in the six ACIC joint ventures, subject to certain conditions. The committed purchase price for the ACIC joint ventures was €32.0 million, plus interest from April 30, 2001 until the completion of the purchase of the ACIC joint ventures. The purchase agreement required that the purchase close no later than April 30, 2003. Upon acquiring the ACIC interests, Messer Griesheim had agreed to assume the debt of the ACIC joint ventures upon the date of completion of the transaction. Payment of the purchase price was guaranteed by Messer Griesheim Group, the Company's parent. A settlement agreement reached with Hoechst on July 25, 2003 also obligated Messer to purchase the ACIC joint ventures. Effective July 25, 2003 the Group has included the operations of the ACIC joint ventures in the consolidated financial statements and reflected them in the segment “Others” of the selected segment data.

On September 30, 2003, Messer acquired the remaining 49.5% minority interests in Sauerstoffwerk Lenzburg AG, Switzerland. The difference between the purchase price and the fair value of the acquired net assets was shown as an addition to goodwill.

Purchase price allocation

In 2000 and 2001, former shareholders Hoechst AG and Messer family entered into several transactions with the new shareholders of the Company. At the end of these transactions, all shares of Messer Griesheim GmbH became owned by Messer Griesheim Holding GmbH. The foregoing transactions have been accounted for in a manner similar to an acquisition of Messer Griesheim and, accordingly, the acquisition costs have been allocated to the assets acquired and liabilities assumed based on their estimated fair values as of April 30, 2001, the acquisition date.

IAS 22 requires that the cost of an acquisition be allocated to the identifiable assets and liabilities as recognized by reference to their fair values at the date of the exchange transaction. The Company engaged the services of an outside specialist to assist in the determination of the fair value and assist in allocating the purchase price, which was completed in March 2002. As a result, the December 31, 2001 financial statements reflect the finalization of all adjustments to the acquisition costs assigned to the assets acquired and liabilities assumed.

Investments in subsidiaries available for sale

As described in Note 3 “Acquisition transactions”, a change in ownership of the Group occurred on April 30, 2001. Following the acquisition, in May 2001, the Group adopted a divestiture program pursuant to which it intended to sell substantially all of the assets and operations in its non-core markets, located in Asia, Africa and Latin America, as well as certain non-strategic operations in its core markets.

As further described above and in Note 3 “Acquisition transactions”, the acquisition transaction was accounted for in a manner similar to a "purchase" business combination and, accordingly, the cost of the acquisition has been allocated to the assets acquired and liabilities assumed, including those to be disposed of under the divestiture program, based on their estimated fair values as of April 30, 2001, the date of the acquisition transaction.

The assets and operations included in the divestiture program included certain subsidiaries, and net assets comprising other operations. Management originally expected to substantially divest of these assets and operations by no later than the end of calendar year 2002. The subsidiaries and net assets included in the divestiture program have been accounted for in the following manner:

  Subsidiaries expected to be sold within twelve months from the date of the acquisition transaction (i.e., by no later than April 30, 2002) were not consolidated, as control was intended to be temporary. The Group's interests in such subsidiaries were classified as financial instruments and are reflected in the Group's balance sheet at their estimated fair value in current assets, under the caption: "Investments in subsidiaries available for sale". Current period changes in the estimated fair value of such subsidiaries resulting from operating results were reflected in the consolidated statements of operations under the caption: "Changes in fair value of subsidiaries available for sale". With the exception of the operations in Peru, all subsidiaries classified as financial instruments were sold by the end of January 2003. As of January 1, 2003 the Group began consolidating its operations in Peru, which are reflected in the segment “Others” in the selected segment data.

  Subsidiaries originally expected to be sold subsequent to April 30, 2002, as well as the net assets of other operations held for sale, are consolidated until sold.

Intangible assets and goodwill

The excess of the Group's cost of acquired businesses over the fair value of the assets acquired and liabilities assumed (goodwill) resulting from the acquisition transactions is capitalized and amortized on a straight-line basis over an estimated useful life of 20 years. In determining the economic useful life of goodwill, the Group considers the stability of the acquired company's markets and the strength of the acquired company's market position. Amortization of goodwill is included in "other operating expense".

Intangible assets other than goodwill, including patents, licenses, trademarks, software and other similar assets, are capitalized at acquisition cost and amortized on a straight-line basis over their estimated useful lives of 3 to 20 years. Amortization of intangible assets, other than goodwill, is included as an expense in the related functional costs.

Property, plant and equipment

Property, plant and equipment are capitalized at acquisition or manufacturing costs, net of government grants, and depreciated over their estimated useful lives. The manufacturing costs of self-constructed assets are based on directly allocable itemized costs and appropriate overhead costs, including depreciation. Finance costs related to the construction of property, plant and equipment are capitalized as part of the manufacturing costs. The cost of an item of property, plant and equipment also comprises the estimated cost of dismantling and removing the asset and restoring the site, to the extent that a liability exists for a legal obligation. The Group increases the liability for the passage of time and report the change as an operating expense.

In the case of disposals, the assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to the income statement. Repair costs are charged to expense when incurred.

Depreciation of property, plant and equipment is based on the straight-line basis over the estimated useful lives of the respective assets as follows:

Buildings	10 to 50 years
Plant and machinery.	10 to 20 years
Other plant, factory and office equipment	3 to 20 years

When the Group leases assets under the terms of a long-term contract or other arrangement that transfers substantially all of the benefits and risks of ownership to the Group, the leased property is capitalized at the lower of the fair value of the asset or the present value of future minimum lease payments and the corresponding obligation is recorded as a liability. Leased assets are amortized on the straight-line basis over the estimated lives of the respective assets or, if shorter, the lease period.

Equity method investments

Investments in companies in which the group exercises significant influence or joint control, are accounted for using the equity method (“equity method investments” or “investments at equity”). The excess of cost of an investment over the Group's share of the investee's net assets at the acquisition date (basis difference) is being amortized on the straight-line basis over periods of 5 to 10 years. The Group's proportionate share of the results from its equity method investments, including amortization of any associated basis difference, is included in "equity method investments expense". Equity method investments are adjusted for any decrease in value that is deemed to be other than temporary. The amount of impairment is limited to the investment basis and any funding commitments.

Research and development costs

Research costs are expensed as incurred. Development costs are charged as an expense in the period in which they are incurred until market introduction due to the uncertainty of the future economic benefit, unless such benefit can be demonstrated. If future economic benefit can be demonstrated, such expenditures are capitalized at cost, including the cost of materials, direct labor and an appropriate allocation of overhead, and amortized over the expected period of benefit.

Inventories

Inventories are valued at the lower of cost or net realizable value at the balance sheet date. Inventory costs are determined by using the average cost method. Manufacturing costs include direct costs, indirect material, factory overhead and depreciation.

Receivables

Trade accounts receivable and other receivables are stated at net realizable value. Valuation allowances are made to account for the risks associated with the collection of receivable balances.

Cash and cash equivalents

Cash is comprised of unrestricted cash on hand and demand deposits. Cash equivalents are comprised of highly liquid investments with a maturity of three months or less from the date of acquisition. Restricted cash funds are recorded in other long-term receivables, net and other assets.

Impairment of long-lived assets

In the event facts and circumstances indicate that the Group's long-lived assets, including property, plant and equipment and intangible assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the recoverable amount of the asset is compared to the asset's carrying amount to determine whether a write-down to the recoverable amount is required. The recoverable amount is defined as the higher of the asset's net selling price or value in use. Value in use is based on the discounted cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. The original values of current and non-current assets, except for goodwill, are reinstated when the reasons for write-down no longer exist.

Provisions for pensions and similar obligations

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method. When the benefits of a plan are improved, the portion of increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested.

To the extent that any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined projected benefit obligation or the fair value of the plan assets, it is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the cumulative unrecognized actuarial gain or loss is not recognized.

Obligations for severance and early retirement benefits are generally determined through actuarial calculations using discount rates and salary trends prevailing in the respective countries.

Obligations for contributions to defined contribution plans are recognized as an expense in the income statement as they occur.

Other provisions

Other provisions are recognized when it is probable that an obligation has been incurred and a reasonable estimate of the amount can be made.

Trade accounts payable and other liabilities

Trade accounts payable and other liabilities are carried at the expected settlement amount.

Derivative financial instruments

The Group's activities expose it to a variety of financial risks, including the effects of foreign currency exchange rates and interest rates. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge interest rate and foreign exchange risks.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Management Board. Group Treasury identifies, evaluates and hedges financial risks. The policies contain written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, and use of derivative financial instruments and investing excess liquidity.

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily U.S. dollars (US$). Group Treasury is responsible for hedging the exposure to foreign currency risk by using currency borrowings and external forward currency contracts.

Additionally, the Group hedges the foreign currency exposure of its major foreign contractual commitments to purchase or sell certain production parts, mainly in US$ denominated transactions.

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no significant interest-bearing assets. The Group borrows at variable rates and uses interest rate swaps as cash flow hedges of future interest payments, which have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified intervals, the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts.

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured to fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), or (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the associated hedged asset or liability.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the statement of operations.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized in the statement of operations. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately recognized in the statement of operations.

Deferred income taxes

Deferred income taxes are recorded for temporary differences between the carrying amounts of assets or liabilities in the balance sheet and their associated tax bases, as well as for operating tax loss and tax credit carry forwards. Deferred taxes are based on the currently enacted tax rates. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. Deferred tax assets and deferred tax liabilities are offset only if they relate to income taxes levied by the same tax authority and the enterprise has a legally enforceable right to offset tax assets against tax liabilities.

Stock-Based Compensation

As described in Note 37 “Stock purchase and option plan”, and in the absence of a specific required applicable standard for the measurement of compensation expenses under IFRS, the Company has elected to measure compensation costs by using the intrinsic value approach, pursuant to which compensation cost is equal to the difference between the market value of the share under option and the exercise price at the measurement date. The measurement date is the first date on which both the exercise price and the number of shares under option become fixed. This method of measurement is consistent with Accounting Principles Board Opinion (APBO) No. 25, "Accounting for Stock Issued to Employees". In accordance with the requirements of SFAS No. 123 "Accounting for Stock Based Compensation" as amended by SFAS No. 148 “Accounting for Stock Based Compensation, Transition and Disclosures”, the pro forma disclosures relating to net income as if SFAS No. 123 had been used to measure compensation costs are presented when appropriate.

Revenue recognition

a Bulk supply sales

Bulk supplies are stored in tanks, which the Group owns and rents to customers on the customers’ premises. The Group delivers gases to customers by tanker trucks, tube trailers or rail cars, from which it transfers the gases to the leased tanks. The agreements used in the bulk supply business in Germany typically have a term of two to three years. Bulk-supply contracts in the United States typically have a five to seven year term. Revenue is recognized on bulk supply sales when the gases are delivered to the tanks which correspond with the transfer of risk and the passage of title. Income from the rental of tanks is recognized on the straight line basis over the terms of the rental agreements.

b Cylinder sales

Customers requiring small volumes of gases (including most specialty gases) are supplied products in cylinders, which the Group typically owns and rents to the customer. Cylinder gases are generally sold by purchase orders or by contracts, with terms ranging between one to two years in Europe and three to five years in the United States. Revenue is recognized on the gas sale when delivery occurs, which corresponds with the transfer of risk and the passage of title. Income on the rental of cylinder is recognized on the straight line basis over the terms of the rental agreements.

c On-site sales and pipeline sales

Customers that require large volumes of industrial gases (typically oxygen, nitrogen, hydrogen and carbon monoxide) and that have a relatively constant demand are typically supplied by plants built adjacent to or on these customers' facilities. The Messer Group owns and maintains these plants. The product supply contracts typically have terms of 10 to 15 years, and contain minimum take-or-pay purchase requirements and price escalation provisions under the terms of the contract. Revenue is recognized when delivery has taken place, which corresponds with the transfer of risk and the passage of title where the customer does not take delivery of the minimum purchase requirements, the Group records the additional revenue up to the contractual minimum. Contractual sales made through pipelines typically have similar terms and accounting treatment.

Distribution and selling costs

Distribution and selling costs include all expenses which are related to the sale and marketing of a product. This mainly includes expenses for the sales department, representatives' commissions, packaging and delivery, freight, transportation insurance, insurance coverage for receivables, securing of foreign currency receivables, bank fees for exporting, advertising (related to the product), technical customer consulting, samples and exhibitions.

Reclassifications

Certain reclassifications have been made to the presentation of prior periods to conform to the current period presentation.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Principal estimates required to be made in preparing its financial statements include those related to the purchase price allocation, the investment in subsidiaries available for sale, the valuation allowances on deferred tax assets, the pension provision and the potential impairment on long lived assets. Other estimates are used in the computation of the allowance for bad debt and the inventory valuation. Actual results could differ from those estimates.

Risks and uncertainties

The Group's future results of operations (see Note 5 “Results from discontinuing operations”) involve a number of risks and uncertainties. Factors that could affect the Group's future operating results and cause actual results to vary materially from historical results include but are not limited to the following items.

The industrial gas business is highly competitive, which has resulted in a continued trend of decreasing prices. This highly competitive environment could potentially reduce the profitability and cash flows of the Group in the future.

The Group supplies a cross section of industries including steel, metal working, primary metal, chemicals, oil refining, food and beverages, healthcare, electronics and glass, and include long-term contracts over periods of up to 15 years. A significant decline in market demand in any one of these industries could adversely affect future operating results. No single customer represents a significant portion of total revenues.

Energy is the single most significant production cost for the Group. Although the Group often can pass through a portion of these energy costs to their customers, increases in energy costs can reduce the Group's profitability significantly.

The Group operates globally, making it subject to risks related to the differing political, social and economic conditions of the various countries in which it conducts its operations. The majority of the Group's revenues are derived in Germany, the rest of Europe and the United States of America, which makes the Group sensitive to market or economic conditions in these geographic areas.

New International Financial Reporting Standards (IFRS)

The Group has adopted each of the following standards effective January 1, 2001. Unless otherwise stated, adoption of these standards did not have a material impact on the Group's financial position or results of operations.

In 1998 the IASC issued IAS 39 "Financial Instruments: Recognition and Measurement". The standard significantly increases the use of fair values in accounting for financial instruments and establishes specific criteria relating to hedge accounting. Adoption of this standard on January 1, 2001 resulted in a €335 cumulative effect of change in accounting principles, which is net of deferred taxes totaling €223, reported in other comprehensive income.

In 2000 the IASC issued IAS 40 "Investment Property". IAS 40 was effective for financial statements covering periods beginning on or after January 1, 2001. IAS 40 prescribes the accounting treatment for investment property and related disclosure requirements and replaces previous requirements in IAS 25 "Accounting for Investments". Under IAS 40, investment property is defined as property held to earn rentals or for capital appreciation or both, rather than for use in the production or supply of goods or services, or for administrative purposes or for sale in the ordinary course of business. The Group has opted for the cost model under which investment property is measured at depreciated cost less any impairment losses.

In 2000 the IASC revised IAS 19 "Employee Benefits". IAS 19 (revised 2000) was effective for fiscal periods beginning on or after January 1, 2001. The standard changes the definition of plan assets and introduces recognition, measurement and disclosure requirements for reimbursements. The standard prescribes the accounting and disclosure by employers for employee benefits, post employment benefits, other long term employee benefits, termination benefits and equity compensation benefits.

In December 2003, the IASB released revised IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement. These standards replace IAS 32 (revised 2000), and supersede IAS 39 (revised 2000), and should be applied for annual periods beginning on or after January 1, 2005. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

In December 2003, as a part of the IASB’s project to improve International Accounting Standards, the IASB released revisions to the following standards that supersede the previously released versions of those standards: IAS1, Presentation of Financial Statements; IAS 2, Inventories; IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors; IAS 10, Events after Balance Sheet Date; IAS 16, Property, Plant and Equipment; IAS 17, Leases; IAS 21, The Effects of Changes in Foreign Exchange Rates; IAS 24, Related Party Disclosures; IAS 27, Consolidated and Separate Financial Statements; IAS 28, Investments in Associates; IAS 31, Interests in Joint Ventures; IAS 33, Earnings per Share and IAS 40, Investment Property. The revised standards should be applied for annual periods beginning on or after January 1, 2005. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

In February 2004 the IASC issued IFRS 2„Share-based Payment”. The standard requires an entity to reflect in its profit or loss and financial position the effect of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. The standard becomes effective for annual periods beginning on or after January 1, 2005. The Group has not determined the impact of the adoption of IFRS 2 on the Group’s consolidated financial statements.

In March 2004, the IASC issued IFRS 3 „Business Combinations“. IFRS 3 replaces IAS 22 and shall apply to business combinations for which the agreement date is on or after March 31, 2004. Basically, the standard requires all business combinations within its scope to be accounted for applying the purchase method. The amortization of goodwill is prohibited. Instead, goodwill is required to be tested for impairment annually in accordance with IAS 36 “Impairment of assets”. The Group has not yet evaluated the impact of the standard’s adoption on the Group’s consolidated financial statements.

In March 2004, the IASC issued IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. IFRS 5 sets out requirements for the classification, measurement and presentation of non-current assets held for sale and replaces IAS 35 “Discontinued Operations”. The standard specifies that assets that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. Those assets are not depreciated and presented separately on the face of the balance sheet. With respect to the withdrawal of IAS 35 “Discontinued Operations” the standard requires to present an operation as being discontinued at the date it meets the criteria of being held for sale. Results of discontinued operations are being shown separately on the face of the income statement. The standard becomes effective for periods beginning on or after January 1, 2005. The Group has not opted for encouraged early adoption.

Currency translation

For Group companies, the functional currency is their local currency. The financial statements of Group companies located outside the European Monetary Union are translated into Euro. Assets and liabilities of these companies are translated into Euro at the closing exchange rate on the balance sheet date. The items in the income statement are translated into Euro using average annual exchange rates. Differences resulting from movements in exchange rates are included as a separate component of stockholders’ equity.

Foreign currency gains and losses from trade receivables and trade payables denominated in a currency other than the functional currency are included in "other operating income" or "other operating expense".

The Group has a subsidiary operating in Serbia that is considered hyperinflationary. The Group applies the principles of IAS 29 "Financial Reporting in Hyperinflationary Economies", to the entities it considers affected by such economies. As such, the local currency financial statements in 2003, 2002 and 2001 of the entity operating in Serbia have been restated (using the consumer price indices) to current values at the balance sheet date prior to translation into the Group's reporting currency.

Currencies, which are of particular importance to the Group, that have experienced exchange-rate fluctuations are shown below:

	Exchange rate applicable on the balance sheet date		Average exchange rate
	December 31,	December 31,	Twelve months ended December 31,	Twelve months ended December 31,	Eight months ended December 31,	Four months ended April 30,
Selected currencies	2003	2002	2003	2002	2001	2001

1 U.S. Dollar : Euro	0.79	0.96	0.88	1.05	1.13	1.10
1 Pound Sterling : Euro	1.41	1.54	1.44	1.59	1.63	1.59
100 Hungarian Forint : Euro	0.38	0.42	0.39	0.41	0.40	0.38
100 Serbian Dinar : Euro	1.46	1.61	1.52	1.66	1.66	1.70

3. Acquisition transactions

On December 31, 2000, Aventis S.A. (parent company to Hoechst AG ("Hoechst")) entered into an agreement with Allianz Capital Partners AG ("ACP") and six private equity funds managed by affiliates of The Goldman Sachs Group, Inc. (the "GS Funds"), regarding the purchase of Hoechst's shares in Messer Griesheim. The transaction was consummated on April 30, 2001.

In order to facilitate the purchase of Hoechst's shares in Messer Griesheim by ACP and the GS Funds, Hoechst transferred its 66 2/3% share interest in Messer Griesheim to the Company on April 30, 2001. In addition, on the same date Messer Industrie GmbH ("MIG") transferred its 33 1/3% equity interest in Messer Griesheim to the Company for nominal cash and a 33 1/3% equity interest in the Company. As explained in the following paragraph, the Company was then immediately acquired by Messer Griesheim Group GmbH & Co. KGaA.

ACP and the GS funds formed a new company, Messer Griesheim Group GmbH & Co. KGaA. On April 30, 2001, through Messer Griesheim Group GmbH & Co. KGaA, ACP and the GS Funds acquired Hoechst's share of the Company for €618 million, payable in cash €388 million and deferred notes €230 million. The €230 million note is due from Messer Griesheim Group GmbH & Co. KGaA on November 11, 2011, together with interest which, although not currently payable, will accrue thereon at a rate of 250 basis points above the three month EURIBOR. In certain circumstances, the deferred purchase price may be payable earlier. Further, Hoechst has been issued 300,000 bonds (€300) which are convertible into 3% of the equity shares of Messer Griesheim Group GmbH & Co. KGaA upon the occurrence of certain events at a nominal conversion price. On July 25, 2003 Messer Griesheim Group GmbH & Co. KGaA has entered into a settlement agreement with Hoechst to settle all issues in connection with the deferred purchase price of €187.0 million and the convertible bonds. On December 19, 2003 the deferred purchase price was paid by Messer Griesheim Group GmbH & Co. KGaA.

In addition, MIG transferred its share in the Company for a 32.67% share in Messer Griesheim Group GmbH & Co. KGaA and cash of €33.2 million. MIG is also entitled to receive additional cash consideration of up to €35.8 million upon the occurrence of certain events. As a result of the foregoing transactions, the Company was 100% owned by Messer Griesheim Group GmbH & Co. KGaA, which in turn was owned by ACP (33.665%), the GS Funds (collectively 33.665%) and Messer Industrie GmbH (32.67%) at April 30, 2001.

Also as a result of the foregoing transactions, the Company owns 100% of Messer Griesheim.

The foregoing transactions have been accounted for in a manner similar to an acquisition of Messer Griesheim. Accordingly, the purchase consideration for the acquisition transaction has been allocated to the assets acquired and liabilities assumed as of April 30, 2001, the date of consummation of the acquisition transactions, based on their estimated fair values.

As part of the business combination agreement, Hoechst and Messer Griesheim Group GmbH & Co. KGaA received a “call” option and a “counter-call” option, respectively, on 66 2/3% of the shares of the Company. During January 2002, a subsidiary of Hoechst (“DIOGENES 20. Vermögensverwaltung GmbH”) exercised its “call” option to acquire the 66 2/3% of the Company for a promissory note in the amount equal to the purchase price paid by Messer Griesheim Group GmbH & Co. KGaA for its interest in the Company. Messer Griesheim Group GmbH & Co. KGaA subsequently exercised its “counter-call” option to acquire the Hoechst subsidiary (and re-acquire indirectly the shares of the Company) for a nominal amount. The “call” and “counter-call” provisions were included as part of the business combination agreement to meet German tax planning requirements of Hoechst. In October 2002, DIOGENES 20. Vermögensverwaltungs GmbH was merged into Messer Griesheim Group.

4. Financing transactions

The following paragraphs do not take into consideration the implication of the future refinancing in relation with the probable divestiture of the discontinuing operations (see Note 5 “Results from discontinuing operations”)

Refinancing transactions

Pursuant to the debt covenants, a substantial portion of Messer Griesheim's existing debt became due and payable upon the change in control, which occurred on April 30, 2001 (see Note 3 “Acquisition transactions”). As a result, Messer Griesheim entered into refinancing transactions with a consortium of banks during April and May 2001. The refinancing transactions involved borrowings under a senior facilities agreement with aggregate available funds of €1,650 million (€1,340 million of term loan facilities and €310 million under a revolving facility), and a mezzanine bridge facility in the aggregate amount of €400 million.

The amounts borrowed under the "senior facilities agreement" (€1,160 million) and under the mezzanine bridge facility (€400 million) were used to repay Messer Griesheim's existing debt obligations of €1,303 million. As the existing debt was repaid in connection with the acquisition transactions, the prepayment penalties aggregating €19.1 million have been reflected as part of the purchase accounting adjustments. No part of the existing debt or the refinanced debt was used to finance the acquisition transactions. Refinancing costs of €90.0 million were capitalized, and are being amortized over the period of maturities of the borrowings using the effective interest rate method.

The senior facilities agreement contains certain covenants that require Messer Griesheim, among other things, to maintain certain specified financial ratios, to observe capital expenditure limits, and to ensure that the combination of the repayment of the senior term disposal facility and the assumption of indebtedness by third parties in connection with the divestment of assets will result in the reduction of the aggregate indebtedness of Messer Griesheim and its consolidated subsidiaries.

In February 2003, the Group successfully finalized and filed amendments to the senior facilities agreement. These amendments provide the Group with more favorable terms with respect to its required level of interest hedging, access to an ancillary facility of €29.6 million for overdrafts, an increase in its ability to incur debt in the form of local facilities and a decrease in its ability to incur debt in the form of capital lease. As a result of these amendments to the senior facilities agreement, the Group is no longer permitted to repurchase senior notes in the future.

Senior notes

On May 16, 2001, the Company issued €550 million principal amount of 10.375% senior notes maturing on June 1, 2011. At any time prior to June 1, 2006, (prior to the February 2003 amendment described above) the Company was permitted to redeem all but not part of the senior notes at a redemption price equal to 100% of the principal amount thereof, plus a redemption premium and unpaid interest, and special interest, if any, to the redemption date. At any time on or after June 1, 2006, the Company was permitted to redeem all or part of the senior notes at specific redemption prices, expressed as percentages of the principal amount, accrued and unpaid interest, special interest, if any, and additional amounts, if any, to the applicable redemption date on a sliding scale. In addition, prior to June 1, 2004, the Company was permitted to redeem up to 35% of the senior notes with the proceeds of one or more public equity offerings at a redemption price equal to 110.375% of the principal amount of the senior notes redeemed.

The proceeds from these senior notes were used by the Company to make an inter-company loan to Messer Griesheim. Messer Griesheim used the inter-company loan to extinguish the mezzanine bridge facility of €400.0 million, prepay €115.0 million principal of the outstanding term borrowings under the senior facilities agreement, and the balance of €35.0 million for general corporate purposes. The issuance costs of the senior notes of €14.4 million have been capitalized and are being amortized over the period to maturity under the effective interest rate method. The Company is dependent upon the payments it receives under the inter-company loan to make interest and repayments on the senior notes. The claims of the Company under the inter-company loan are subordinated to the claims of the lenders under the senior facilities. Payments on the inter-company loan are not permitted in certain cases involving payment and non-payment defaults under the senior facilities.

During the twelve months ended December 31, 2002, Messer Griesheim repurchased nominal €56.3 million senior notes for an average price of 102.9%. The repurchased senior notes have been deducted from the outstanding amount of €550.0 million. In connection with the repurchase, unamortized financing costs of €4.0 million, fees and tender premium of €2.2 million were expensed and are classified as other financial expense for the twelve months ended December 31, 2002 (see Note 36 “Related parties”).

The aggregate facilities, outstanding amounts borrowed as of December 31, 2003 and the maturity profile is given below:

Description	Interest rate	Available amount (in € millions)	Amounts outstanding (in € millions)	Maturity date(7)

€300 Million Senior Term A facility(4) (5)	4.18%(2)	164.7(1)	164.7	April 20, 2008
€170 Million Senior Term B facility(4)	4.85%(2)	167.6	167.6	April 30, 2009
$124 Million Senior Term B facility(4)	3.90%(2)	97.4(1)	97.4	April 30, 2009
€115 Million Senior Term C facility(4)	5.35%(2)	12.4	12.4	April 30, 2010
$162 Million Senior Term C facility(4)	4.40%(2)	99.9(1)	99.9	April 30, 2010
€230.4 Million Senior Revolving facility I	—	230.4	—	March 31, 2008
€50 Million Senior Revolving facility II	—	18.3(3)	—	March 31, 2008
€10 Million Ancillary Facility	—	10.0	—	April 13,2004
€11 Million Ancillary Facility	—	11.0	—	June 30, 2005
€8.6 Million Ancillary Facility	—	8.6	—	March 31, 2008
Senior notes	10.375%	550.0	493.7	June 1, 2011
Other existing debt (6)	5.11%	248.6	248.6
			1,284.3
Unamortized debt issuance costs			(51.7)
Total		1,618.9	1,232.6

(1) U.S. Dollar (US$) amounts under the facility have been converted into EURO at the rate of €1 = US$ 1.2610, the exchange rates at December 31, 2003.

(2) Variable interest rates as of December 31, 2003.

(3) €25.0 million and $8.4 million drawn as guarantees.

(4) The Senior Term Facilities (Tranches A, B and C) are non-revolving credit facilities, i.e. the available facilities are reduced by the amount of repayments.

(5) Tranche A is a multicurrency facility. Interest rate is a weighted rate.

(6) Interest rate is a weighted rate.

(7) The Company is required to use 50% of the excess cash flow, as defined under the senior facilities agreement, in any given year to repay the outstanding loans (see further information regarding long-term debt, including a schedule of maturities in Note 27 “Corporate debt”).

Interest expense and interest swap agreements

Interest expense for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001 was €126.5 million, €150.8 million, €120.8 million and €41.5 million, respectively. Interest expense for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002 and the eight months ended December 31, 2001 included amortization of capitalized debt issuance costs of €11.8 million, €18.9 million, €7.6 million, respectively.

The Group has entered into interest rate swaps in order to hedge future interest rate variability for its senior term facilities. Approximately €542.0 million and €638.7 million of the Group’s outstanding indebtedness was designated as hedged by interest rate swap agreements as of December 31, 2003 and December 31, 2002, respectively. Due to the original refinancing agreements, the Group agreed to enter into loan agreements with fixed interest rates, interest swap agreements, caps or other instruments so as to ensure that interest payments on at least 75% of the Group’s total debt is hedged. Pursuant to a February 2003 amendment to our senior facilities agreement, this hedging requirement was reduced to a level of 50%. As of December 31, 2003, the senior facilities agreement does not require a hedge of the interest payments given the Groups’ relevant financial ratio is below the level agreed to in the financing agreements. Had the Company not entered into interest rate swap agreements, the interest expense would have been reduced by €15.6 million, €13.3 million and €3.3 million in the twelve months ended December 31, 2003, the twelve months ended December 31, 2002 and the eight months ended December 31, 2001, respectively.

Pledges

In connection with the refinancing program, the Company has pledged substantially all of the assets of the Group as collateral to the lenders of the senior facilities.

In addition, the lenders of the senior facilities have obtained irrevocable and unconditional guarantees from certain subsidiaries of the Company. These guarantees will remain outstanding until the repayment of the Senior Facilities.

Additionally, in connection with the refinancing program, Messer Holding has pledged all of its shares in Messer Griesheim to the senior lenders as security for the senior facilities. Moreover, Messer Holding has agreed that if the senior lenders foreclose on that share pledge following an event of default and seek to sell the Company's shares of Messer Griesheim, the Company will release its claims against Messer Griesheim for payment of the inter-company loan. If the Company is ever required to release its claims for repayment of the inter-company loan, its only source of repayment for the notes will be net proceeds, if any, from a foreclosure sale of the Messer Griesheim shares after the senior lenders have been repaid in full. In addition, the inter-company loan is effectively subordinated to all existing and future debt of Messer Griesheim's subsidiaries.

5. Results from discontinuing operations

On January 19, 2004, Messer Griesheim Holding and Messer Griesheim Group GmbH & Co. KGaA entered into an agreement to sell Messer Griesheim, which holds the shares of the subsidiaries in the U.K. and the United States of America, to L'Air Liquide S.A ("Air Liquide"). As a result of this transaction, Messer Holding will divest itself of its operations in Germany, the United Kingdom and the United States. The transaction would be in the form of a sale of all the capital stock of Messer Griesheim, which holds the shares of the subsidiaries in the United Kingdom and the United States for a purchase price of approximately €2.7 billion, including debt that will be assumed by Air Liquide in connection with the sale of approximately €1.1 billion.

Prior to the completion of the sale, the Divestiture Assets have to be separated from those assets which shall remain directly or indirectly with Messer Holding. This restructuring (hereafter collectively referred to as the “Pre-Completion Restructuring”) has already commenced prior to December 31, 2003 and shall be completed between the signing and the completion of the sale of the Divestiture Assets.

The transaction is part of a contemplated change in the ownership structure of Messer Griesheim Group GmbH & Co. KGaA ("Messer Griesheim Group"). The shareholders of Messer Griesheim Group (the Messer family through their holding company Messer Industrie GmbH (“MIG”), Allianz Capital Partners (“ACP”) and private equity funds managed by Goldman Sachs (the “Goldman Sachs Funds”) have reached an agreement in principle whereby MIG would acquire the stakes held by ACP and the Goldman Sachs Funds in Messer Griesheim Group.

The proposed transactions are subject to various conditions, including approvals by the relevant antitrust authorities in the United States and in Europe, MIG’s acquisition of the entire remaining interest in Messer Griesheim Group, the consent of the lender in the senior facilities agreement, and the completion of a tender offer and consent solicitation in respect of Messer Holding's €550 million 10.375% senior notes due 2011 to permit the transactions (see Note 38 “Subsequent events”).

In connection with the transactions and an amended capital gains tax exemption (see Note 15 “Income taxes) the Group had decided to step-up the tax book values of all material subsidiaries in 2003. This tax restructuring had no impact on the consolidated financial statements as of December 31, 2003.

In accordance with IAS 35, the Company has the option of either presenting the impact of the discontinuing operations on the face of its historical consolidated financial statements or within the notes to the historical consolidated financial statements. The Company has elected to present the results of the discontinuing operations within the notes as reflected in the schedules below. In addition, the Company has presented capsule information below the consolidated statements of operations, the consolidated balance sheets and the consolidated of cash flows statements. The information within the notes and capsule information have been presented for the successor company only.

The table below presents the consolidated condensed statement of operations and balance sheet from continuing operations and discontinuing operations under IFRS. As the Company prepares a reconciliation from IFRS to U.S. GAAP, additional information as well as a reconciliation from net income for discontinuing operations under IFRS to net income from discontinuing operations under U.S. GAAP is presented in Note 40 “Reconciliation to U.S. GAAP”.

The following financial information reflects the allocation between continuing and discontinuing operations. For this purpose, certain assets, mainly goodwill trademark, and the related revenues and expenses were allocated between continuing and discontinuing operations based on the legal structure of the transaction. Additionally, since the major portion of the Senior facilities indebtness and the High Yield Bond would be repaid using the proceeds from the Divestiture Assets, those indebtedness were allocated to the discontinuing operations. Also, the expenses related to the corporate segment were allocated between continuing and discontinuing operations.

The summarized condensed statements of operations for discontinuing and continuing operations for the twelve months ended December 31, 2003 and 2002 and the eight months ended December 31, 2001 are as follows:

Twelve months ended December 31, 2003
	Discontinuing operations	Continuing operations	Total

Net sales	1,027,079	471,638	1,498,717
Cost of sales	(511,515)	(211,647)	(723,162)
Gross profit	515,564	259,991	775,555
Total operating expenses, net	(432,555)	(221,422)	(653,977)
Operating profit	83,009	38,569	121,578
Total non operating expenses, net	(111,716)	13,614	(98,102)
Income (loss) before income taxes and minority interests	(28,707)	52,183	23,476
Minority interests, net of income taxes	(3,369)	(5,331)	(8,700)
Income tax benefit (expense)	17,615	(18,088)	(473)
Net (loss) income	(14,461)	28,764	14,303
Twelve months ended December 31, 2002:
	Discontinuing operations	Continuing operations	Total

Net sales	1,072,011	453,985	1,525,996
Cost of sales	(540,416)	(208,367)	(748,783)
Gross profit	531,595	245,618	777,213
Total operating expenses, net	(435,660)	(210,371)	(646,031)
Operating profit	95,935	35,247	131,182
Total non operating expenses, net	(171,674)	(3,500)	(175,174)
(Loss) income before income taxes and minority interests	(75,739)	31,747	(43,992)
Minority interests, net of income taxes	(4,007)	(7,113)	(11,120)
Income tax expense	(25,432)	(9,327)	(34,759)
Net (loss) income	(105,178)	15,307	(89,871)
Eight months ended December 31, 2001
	Discontinuing operations	Continuing operations	Total

Net sales	750,208	296,380	1,046,588
Cost of sales	(387,794)	(140,622)	(528,416)
Gross profit	362,414	155,758	518,172
Total operating expenses, net	(343,315)	(137,374)	(480,689)
Operating profit	19,099	18,384	37,483
Total non operating expenses, net	(96,027)	(32,238)	(128,265)
Loss before income taxes and minority interests	(76,928)	(13,854)	(90,782)
Minority interests, net of income taxes	(2,566)	(2,346)	(4,912)
Income tax benefit (expense)	30,616	(4,453)	26,163
Net (loss) income	(48,878)	(20,653)	(69,531)

The following table presents the allocation of the major balance sheet items to continuing and discontinuing operations as of December 31, 2003

December 31, 2003	Discontinuing operations	Continuing operations	Total
Intangible assets	444,702	243,203	687,905
Property plant and equipment	904,024	441,384	1,345,408
Other non current assets	13,246	41,955	55,201
Total non current assets	1,361,972	726,542	2,088,514
Trade accounts receivable, net	141,815	100,697	242,512
Other current assets	91,793	176,280	268,073
Total current assets	233,608	276,977	510,585
Total assets	1,595,580	1,003,519	2,599,099
Total stockholders’ equity	57,225	625,443	682,668
Provisions for pensions and similar obligations	164,820	5,994	170,814
Corporate debt, including current portion	1,070,748	161,856	1,232,604
Other non current liabilities	116,548	88,271	204,819
Total non current liabilities	1,352,116	256,121	1,608,237
Trade account payable	62,462	60,029	122,491
Other current liabilities	123,777	61,926	185,703
Total current liabilities	186,239	121,955	308,194
Total liabilities	1,538,355	378,076	1,916,431
Total stockholders’ equity and liabilities	1,595,580	1,003,519	2,599,099

Under IFRS, the change in circumstances resulting in the presentation within the notes of continuing and discontinuing operations constitutes a triggering event to test all long lived assets and goodwill for impairment. As of December 31, 2003 the impairment tests did not result in any impairment.

Within the segment information, the disposal group is presented in the segments Germany, North America and partly Western Europe.

6. Divestment of Cuban subsidiaries

On April 24, 2001, the Group sold its interest in a holding company that controls three operating companies in Cuba to an entity which is controlled by Mr. Stefan Messer, a member of the management board of the Group. Mr. Stefan Messer is also a director and minority shareholder in MIG. The total purchase price for the Cuban holding company was US$7.0 million, of which US$1.2 million was paid in cash and the remainder by an unsecured note in the principal amount of US$5.8 (€4.6) million, which matures in 2006 and accrues interest at the rate of 5.5% per year. The sale resulted in a pre tax loss of €5.6 million, which has been reflected in the statement of operations for the four months ended April 30, 2001. During 2003 an amount of US$1.3 (€1.0) million of the original note was repaid.

7. Segment information

Messer Group reports its segment information in accordance with IAS 14 "Segment reporting" and complies with the provisions of the U.S. Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) 131 "Disclosures about Segments of an Enterprise and Related Information".

Messer Group operates its business as a single business - the production, supply and distribution of industrial gases. The Group’s segment reporting follows the management structure and internal management reporting system of the Messer Group. Based upon the characteristics of the industrial gas market, Messer's business operations are separated into geographic regions. The geographic regions and principal countries included in each segment are as follows:

Geographic Regions	Countries

Germany	Germany
Western Europe	France, Switzerland, Netherlands, Spain, Belgium, Italy and Great Britain
Eastern Europe	Austria, Slovakia, Czech Republic, Hungary, Slovenia, Croatia, Poland, Finland, Bulgaria, Serbia, Bosnia-Herzegovina, Greece and Romania
North America	United States of America and Canada
Other	China and Latin America

The following paragraphs do not take into consideration the implication of the future refinancing in relation with the contemplated divestiture of the discontinuing operations (see Note 5 “Results from discontinuing operations”).

Each of these geographic regions has a segment manager reporting directly to the Chief Executive Officer who effectively serves as the Chief Operating Decision Maker ("CODM"). The CODM makes decisions about resources to be allocated to the segments and assesses their performance using sales and operating profits.

The accounting policies of segments are the same as those described in the summary of significant accounting policies included in the Group's annual consolidated financial statements. Performance of the segments is evaluated on net sales and operating profit before income taxes.

The following tables present selected segment data for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and four months ended April 30, 2001:

Statement of operations segment disclosures

Successor

Twelve months ended December 31, 2003 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total

Total sales	722,393	268,986	265,262	306,251	45,169	2,877	1,610,938
Inter-segment sales	73,748	11,846	22,506	1,874	1,190	1,057	112,221
Net sales	648,645	257,140	242,756	304,377	43,979	1,820	1,498,717
Operating profit (loss)	117,990	4,500	32,668	20,155	4,880	(58,615)	121,578
Depreciation and amortization of intangibles and property, plant and equipment	86,412	42,466	34,297	62,904	7,591	6,889	240,559
Thereof impairment losses	2,611	106	—	2,948	1,158	—	6,823
Interest income	457	300	2,270	438	47	2,398	5,910
Interest expense	6,391	1,126	1,240	18,360	1,014	98,340	126,471
Equity method investments income (expense), net	2,256	—	583	—	(1,310)	—	1,529
Income tax benefit (expense)	(53,549)	(2,400)	(7,769)	(13,041)	1,000	75,286	(473)

Twelve months ended December 31, 2002 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total

Total sales	718,952	283,051	239,820	338,593	56,792	12,068	1,649,276
Inter-segment sales	69,384	21,565	20,991	1,615	490	9,235	123,280
Net sales	649,568	261,486	218,829	336,978	56,302	2,833	1,525,996
Operating profit (loss)	110,744	8,237	33,539	22,905	7,633	(51,876)	131,182
Depreciation and amortization of intangibles and property, plant and equipment	85,402	46,824	35,565	70,170	8,738	6,787	253,486
Thereof impairment losses	—	1,251	—	—	292	—	1,543
Interest income	403	509	3,737	800	291	5,023	10,763
Interest expense	2,383	1,368	836	22,776	1,869	121,553	150,785
Equity method investments income (expense), net	2,109	—	(68)	(20,564)	5,902	—	(12,621)
Income tax benefit (expense)	(50,173)	(205)	(6,402)	(4,321)	(580)	26,922	(34,759)
Eight months ended December 31, 2001 Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total

Total sales	472,694	189,817	153,483	259,511	39,433	5,252	1,120,190
Inter-segment sales	45,841	13,313	10,096	717	284	3,351	73,602
Net sales	426,853	176,504	143,387	258,794	39,149	1,901	1,046,588
Operating profit (loss)	38,234	7,652	15,336	(894)	5,676	(28,521)	37,483
Depreciation and amortization of intangibles and property, plant and equipment	66,413	28,422	21,427	59,413	6,759	299	182,733
Interest income	89	196	2,622	1,823	431	12,257	17,418
Interest expense	17,997	1,878	1,813	22,364	2,010	74,735	120,797
Equity method investments income (expense), net	2,231	—	—	(1,244)	(16,200)	—	(15,213)
Income tax benefit (expense)	(22,482)	(2,981)	(4,042)	9,538	(438)	46,568	26,163

Predecessor

Four months ended April 30, 2001 Business Areas	Germany	Western Europe	Eastern Europe	North America	Latin America	Asia/ Africa	Reconciliation/ Corporate	Total

Total sales	241,280	91,423	74,802	131,785	26,395	35,707	2,003	603,395
Inter-segment sales	16,173	5,813	4,357	125	1,279	275	910	28,932
Net sales	225,107	85,610	70,445	131,660	25,116	35,432	1,093	574,463
Operating (loss) profit	50,314	5,871	9,197	7,446	(4,258)	(814)	(21,302)	46,454
Depreciation and amortization of intangibles and property, plant and equipment	16,072	11,119	9,858	22,729	10,122	4,214	2,809	76,923
Thereof impairment losses	2,356	—	—	—	—	—	—	2,356
Interest income	—	75	959	384	245	368	3,055	5,086
Interest expense	2,558	1,781	1,691	6,891	2,041	3,476	23,012	41,450
Equity method investments income (expense), net	—	—	—	—	(1,966)	(3,140)	—	(5,106)
Income tax benefit (expense)	(29,398)	(1,229)	(1,807)	3,756	544	(3,144)	26,465	(4,813)

Balance sheet segment disclosures

Successor

December 31, 2003

Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total

Operating assets	887,006	394,898	392,670	499,097	77,356	128,145	2,379,172
Operating liabilities	152,819	65,212	43,494	39,348	13,838	156,785	471,496
Capital expenditures	25,759	26,289	32,659	33,533	9,285	360	127,885
Equity method investments	256	—	3,274	—	12,985	—	16,515

December 31, 2002

Business Areas	Germany	Western Europe	Eastern Europe	North America	Others	Reconciliation/ Corporate	Total

Operating assets	940,599	426,836	407,728	617,571	103,405	209,182	2,705,321
Operating liabilities	157,574	62,272	39,976	45,755	11,115	196,153	512,845
Capital expenditures	35,864	23,794	29,028	37,531	8,827	857	135,901
Equity method investments	256	—	2,732	—	10,212	—	13,200

The column reconciliation/corporate primarily includes income and expenses as well as assets and liabilities related to corporate items that are included separately within the Group, which are not allocated to the segments.

Segment operating assets are defined as total assets excluding investments, deposits, certain receivables and deferred tax assets. Segment operating liabilities are defined as total liabilities excluding deferred tax liabilities, certain provisions, derivative financial instruments, minority interest, corporate debt and taxes payable.

The pricing of inter-segment sales is based on an arms length principle.

The United States of America is the only country, other than Germany, with sales greater than 10% of the Group's consolidated net sales. Selected information relating solely to the United States of America is presented in the table below:

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Net sales	304,377	327,858	243,922	121,335
Operating profit (loss)	20,154	25,010	(1,136)	7,118
Capital expenditures	33,533	37,354	14,307	7,043
Operating assets	499,088	617,562	771,102	701,720

The reconciliation of segment operating assets and liabilities to the consolidated total assets and liabilities at the end of each year is as follows:

	December 31, 2003	December 31, 2002

Assets
Segment operating assets for total reportable business segments	2,251,027	2,496,139
Items excluded from segment assets	219,927	233,487
Other corporate assets	128,145	209,182
Total	2,599,099	2,938,808
Liabilities
Segment operating liabilities for total reportable business segments	314,711	316,692
Items excluded from segment liabilities	1,384,827	1,606,464
Other corporate liabilities	156,785	196,153
Total	1,856,323	2,119,309

The reconciliation of segment operating profit to the consolidated net income (loss) for each year is as follows:

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Segment operating profit for total reportable business segments	180,193	183,058	66,004	67,756
Items excluded from segment operating profit	(107,275)	(221,053)	(107,014)	(59,952)
Other corporate expense	(58,615)	(51,876)	(28,521)	(21,302)
Total	14,303	(89,871)	(69,531)	(13,498)

8. Other operating income

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Gains on disposal of intangible assets and property, plant and equipment	6,067	2,829	—	1,196
Release of provisions	10,590	7,977	—	105
Rental income	5,638	2,374	2,271	413
Foreign currency exchange gains	4,066	2,202	752	783
Recovery of accounts receivable written-off	1,770	—	—	617
Insurance claims	1,241	456	155	101
Revaluation due to inflation accounting	—	513	952	67
Miscellaneous	10,455	9,314	6,528	6,960
Total	39,827	25,665	10,658	10,242

9. Other operating expense

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Amortization of goodwill	26,926	28,697	19,484	5,978
Foreign currency exchange losses	2,586	4,052	701	66
Losses on disposal of intangible assets and property, plant and equipment	558	2,488	—	—
Change in goodwill (see Note 15 “Income taxes”)	26,911	1,733	—	—
Write off accounts receivable	3,808	—	—	—
Devaluations due to inflation accounting	1,884	—	—	514
Miscellaneous	9,407	3,426	3,341	4,575
Total	72,080	40,396	23,526	11,133

10. Other investment income (expense), net

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Income from other investments	248	1,552	427	644
Gain on disposal of other investments	4,510	3,033	—	—
Release of provisions	2,341	2,270	—	—
Other income from investments and long-term loans	1,897	233	47	—
Investment income	8,996	7,088	474	644
Write-off of other investments	(1,331)	(1,647)	(2,688)	—
Losses on disposal of other investments	(457)	(150)	—	(5,104)
Other expenses from investments and long-term loans	(3,720)	(9,984)	(2,242)	(84)
Investment expense	(5,508)	(11,781)	(4,930)	(5,188)
Investment income (expense), net	3,488	(4,693)	(4,456)	(4,544)

Other expenses from investments and long-term loans in 2003 resulted mainly from provisions for litigation amounting to €2,000 and additional fees for the sale of subsidiaries in the divestiture program (see Note 35 “Litigation”).

Other expense from investments and long-term loans in 2002 resulted mainly from provisions for the at equity method investments €3,786 and Vietnam €1,000 and additional provisions for our divestiture program €3,142.

11. Impairment of intangible assets and property, plant and equipment

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Goodwill and other intangible assets (see Note 16 “Intangible assets and goodwill”)	2,948	—	—	2,356
Property, plant and equipment	3,875	1,543	—	—
Impairment of intangible assets and property, plant and equipment	6,823	1,543	—	2,356

During the twelve months ended December 31, 2003 Messer Griesheim Industries Inc. (“MGI”), a wholly owned subsidiary of the Group, has consolidated its former equity investment and has recorded an impairment of €2,948. Additionally, the Group has recorded an impairment loss mainly for production equipment in China (€1,059) and for the closure of a filling site and cylinder write offs in Germany (€2,611).

During the twelve months ended December 31, 2002, impairment charges amounting to €1,251 and €292 related to plants in Spain and in China respectively, were recorded.

12. Restructuring and reorganization charges

During 2000, and as a direct result of the anticipated changes in the Group's ownership, the Group has realigned itself and was planning to exit from the Asian, African and Latin American markets. The Group has recognized restructuring and reorganization costs in connection with this realignment, as summarized below:

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Severance costs	4,808	4,630	16,231	2,540
Other	4,231	8,152	9,035	—
Total	9,039	12,782	25,266	2,540

Restructuring and reorganization charges during the twelve months ended December 31, 2003 of €9,039 related to severance cost of €4,808 and other restructuring and reorganization charges of €4,231. Severance costs mainly relate to one-time termination benefits provided to employees that were involuntarily terminated as a result of the U.K. distribution outsourcing. Other restructuring and reorganization costs mainly incurred in connection with the divestiture program.

Total restructuring and reorganization charges of €12,782 during the twelve months ended December 31, 2002. Charges relate to severance costs of €4,630 and other restructuring and reorganization charges of €8,152. Severance costs consist mainly of compensation for employees in the U.K. and Germany. Other restructuring and reorganization charges relate to cost incurred in connection with the divestiture program.

Restructuring and reorganization charges of €25,266 in the eight months ended December 31, 2001 related to severance costs of €16,231 and other restructuring and reorganization charges of €9,035. Severance costs consist of compensation for employees in Serbia, Belgium, Austria, Germany, France, United Kingdom, Croatia, Canada and subsidiaries in Central America. Other restructuring and reorganization charges relate to various projects of reorganization within treasury and logistics as well as to relocation costs and rentals for non-used locations related to the divestiture program.

In May 2001, the Company finalized the terms of the restructuring plan and recognized additional restructuring provisions aggregating €13,562 as part of the purchase price allocation, which meets the criteria of IAS 22 "Business Combinations".

As of April 30, 2001, the Company was in the process of developing the main features of a restructuring plan involving, among other things, providing compensation to employees of Messer Griesheim, based in Europe, for involuntary termination of their employment. The Group had announced the main features of the plan prior to May 1, 2001 to its employees.

Prior to the acquisition transaction in 2001, the Group recorded restructuring charges totaling €2,540 related primarily to severance payments made to the Group's corporate functions, in addition to the U.S., U.K. and Serbian operations.

13. Interest expense, net

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Interest income	5,910	10,763	17,418	5,086
Interest expense	(114,645)	(131,878)	(113,236)	(42,044)
Capitalized finance costs related to the construction of fixed assets	—	—	—	594
Amortization of deferred financing fees	(11,826)	(18,907)	(7,561)	—
Interest expense, net	(120,561)	(140,022)	(103,379)	(36,364)

Financing fees relate to the refinancing of the Group as described in Note 4 “Financing transactions”. The recorded amounts consist of the amortization of capitalized consulting fees and capitalized placement fees for the senior notes and senior facilities agreement. During 2002 unamortized financing costs of €8,392 were expensed in connection with the repurchase of senior notes, voluntary and mandatory early repayments of senior facilities. Interest expense for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002 and the eight months ended December 31, 2001, include effects from interest rate swap agreements of €15,574, €13,339 and €3,266, respectively.

14. Divestiture program

Investments in subsidiaries available for sale

In January 2003, the Group completed the sale of its activities in Indonesia to PT Tira Austenite Tbk. As a result, with the exception of the subsidiary in Peru which is now consolidated, all companies previously reflected in the balance sheet under the caption “Investments in subsidiaries available for sale” were sold by the end of March 2003. As of January 1, 2003 the Company consolidated its operations in Peru. Therefore, no investments in subsidiaries available for sale are recorded as of December 31, 2003.

As of December 31, 2002, the Group had determined the fair value of the investments in subsidiaries available for sale to be approximately €18,078. This amount is comprised of the following:

December 31, 2002

Net assets of investments in subsidiaries available for sale	14,559
Advances to subsidiaries (net of impairment)	3,519
Total	18,078

Set forth below is summarized financial information relating to the net assets of the subsidiaries which were classified as "Investments in subsidiaries available for sale" as of December 31, 2002:

December 31, 2002

Current assets	14,226
Non-current assets	20,685
Total assets	34,911
Current liabilities	6,562
Non-current liabilities	13,790
Total liabilities	20,352
Total net assets	14,559

In connection with the funding of the working capital of non-consolidated subsidiaries available for sale, Messer Griesheim had entered into credit agreements with several of its subsidiaries, with a total of €3,519 outstanding as of December 31, 2002. The interest rate on these credit agreements was 7.67% p.a. In addition to these credit agreements Messer Griesheim made cash investments in subsidiaries available for sale for the purpose of extinguishing the subsidiary debt as part of the divestiture program.

During the year ended December 31, 2003, the year ended December 31, 2002 and the eight months ended December 31, 2001 pursuant to its divestiture program, the group completed the following disposals of its business activities:

Year ended December 31, 2003:

Divestiture of the Company’s activities in Indonesia

In January 2003 the Group completed the sale of its activities in Indonesia to PT Tira Austenite Tbk. The impact of this transaction of the consolidated financial statements was not significant.

Divestiture of the Company’s activities in Malaysia

In May 2003 the Group completed the sale of its activities in Malaysia to LLB Courts Sdn.Bhd. (Lion Group). The impact of this transaction on the consolidated financial statements was not significant.

Divestiture of the Company’s activities in Latin America

In December 2003 the Group sold its shares in Messer Centroamerica S.A. and Carbox S.A., both Guatemala, Messer Nicaragua S.A., Nicaragua, Messer de Honduras S.A.de C.V, Honduras and Messer de El Salvador S.A.de C.V, El Salvador to Ergofan S.A.de C.V. The impact to this transaction on the consolidated financial statements was not significant.

Year ended December 31, 2002:

Divestiture of Messer Gases S.A. in Venezuela

In February 2002 the Group sold all of the outstanding shares of Messer Gases S.A. in Venezuela to Lecont AG. The impact of this transaction on the consolidated financial statements was not significant.

Divestiture of Nitrogen services business in the U.K.

In March 2002 the Group sold all assets as well as the existing customer contracts and contacts of the Nitrogen service business in the U.K. to Weatherford U.K. Ltd. The impact of this transaction on the consolidated financial statements was not significant.

Divestiture of the Company’s activities in Egypt

In April 2002 the Group sold all shares of Messer Egypt S.A.E, Messer Gases Suez S.A.E and Messer Gases Dekheila S.A.E in Egypt to Air Liquide. The impact of this transaction on the consolidated financial statements was not significant.

Divestiture of the Company’s activities in Trinidad & Tobago

In May 2002 the Group sold all shares of Messer Trinidad & Tobago Ltd. and Neal and Massy Gas Products, Ltd. in Trinidad & Tobago to Air Liquide. The impact of this transaction on the consolidated financial statements was not significant.

Divestiture of Canada

During August 2002 the company sold the assets of Messer Griesheim Industries of Canada Inc., Canada to Air Liquide. The impact of this transaction on the consolidated financial statements was not significant.

Eight months ended December 31, 2001:

Divestiture of Messer Medical GmbH

In July 2001 the Group sold all of the outstanding shares of Messer Medical GmbH (Germany), the leading company for the home care business in Germany, to Air Products GmbH (Germany). The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of healthcare business in Canada

In August 2001 the Group sold all assets of the healthcare business within Messer Griesheim Industries Canada Inc. (Canada) to Praxair Canada, Inc. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of INO business in Austria

In December 2001 the Group sold all assets of the INO business within Messer Austria GmbH (Austria) to Linde. The INO business activities were engaged in the production and distribution of pharmaceutical NO mixtures. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of CO2-activities in North America

In December 2001 the Group sold all assets of its CO2-activities in North America. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestitures of Messer Griesheim do Brazil

In October 2001 the Group sold all of the outstanding shares of Messer Griesheim do Brazil Ltda. (Brazil) to Air Liquide. Messer Griesheim do Brazil is engaged in the production and sale of industrial gases in Brazil and owns air separation units and filling stations for hydrogen and carbon dioxide. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of Messer Argentina

In October 2001 the Group sold all shares of Messer Argentina Ltd. to Air Liquide. Messer Argentina is an industrial gas production company with air separation units, filling stations and a nitrogen pipeline including the distribution services. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of Messer Mexico

In December 2001 the Group sold all shares of Messer Griesheim de Mexico S.A.de C.V. to Air Products. Messer Mexico was engaged in the production and sale of industrial gases and operated air separation units and filling stations especially in the production of oxygen. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of the non-cryogenic business

In October 2001 the Group sold all shares of Mahler Italfilo Holding GmbH, Generon Inc. and Messer Shareholdings in SMC to Management. Mahler Italfilo Holding was the shareholder of Mahler Italfilo Engineering S.r.l. and Mahler AGS GmbH, which owned the non-cryogenic plant production operations with locations in Germany, United States, Italy and China. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of Fedgas (South Africa)

In October 2001 the Group sold all shares of Fedgas, the leading subsidiary of the Company`s activities in Southern Africa, to Air Liquide. Fedgas and its subsidiaries were engaged in the production and distribution of industrial and specialty gases, the sale of compressed industrial gases and welding equipment, services for safety, inspection and downtime services during shutdowns to their clients and the distribution of liquid petroleum gases and diesel fuel. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Divestiture of Messer Korea

In December 2001 the Group sold all shares of Messer Korea to a local Joint Venture partner. Messer Korea operated three filling stations and was engaged in the production and distribution of Carbon dioxide and other special gases. The difference between the net sale consideration received and the initial purchase price allocation was recorded as an adjustment to goodwill.

Change in fair value of investments in subsidiaries available for sale

During the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, and the eight months ended December 31, 2001 changes in the estimated fair value of investments in subsidiaries available for sale amounted to a loss of €0, €1,577 and €5,472 respectively, which has been reflected as "changes in fair value of investments in subsidiaries available for sale" in the consolidated statement of operations.

Other subsidiaries included in the divestiture program

In connection with the purchase of the ACIC companies (see Note 33 “Commitments and Contingencies”) the Group has no longer the intention to divest from the operations in China. Additionally the remaining subsidiaries originally included in the divestiture program in Central America, which were expected to be sold subsequent to April 30, 2002, were sold in December 2003. As a result the Group has finalized its original divestiture program in 2003.

15. Income taxes

The components of the provision for income taxes from continuing operations are as follows:

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Current income tax (expense) benefit:
Germany	(13,574)	(21,369)	(1,389)	716
Abroad	(20,016)	(13,076)	(12,886)	2,701
Current income tax (expense) benefit	(33,590)	(34,445)	(14,275)	3,417
Deferred income tax benefit (expense):
Germany	35,742	(1,929)	25,475	(6,851)
Abroad	(2,625)	1,615	14,963	(1,379)
Deferred income tax benefit (expense)	33,117	(314)	40,438	(8,230)
Total income tax (expense) benefit	(473)	(34,759)	26,163	(4,813)

For 2002 and 2001, the combined federal corporation income tax rate was 26.38%. Including German trade tax of approximately 13% (net), the total income tax rate for the German companies is 40% for 2002 and 2001.

In September 2002, the German government enacted new tax legislation effective for the Group on January 2003 which increased the federal corporation income tax rate by 1.58% only for 2003. Therefore the combined federal corporation income tax rate for 2003 is 27.96%. Including German trade tax of approximately 13% (net), the total income tax rate for the German companies is 41% for 2003.

In September 2003 the Group released a portion of its tax liability due to a German supreme court decision and a change in the Group’s tax strategy. Under IAS 22 the reduction of a tax liability recorded at the date of acquisition is recorded as a tax benefit. In addition, the acquirer shall adjust the gross carrying amount of goodwill and the related accumulated amortization to the amount that would have been recorded if the deferred tax asset had been recognized as an identifiable asset at the date of the acquisition. The release of the tax liability resulted in the recognition of a tax benefit of approximately €48.6 million (€30.6 million of which was recorded during the May 1, 2001 acquisition) and a corresponding expense due to a goodwill disposal of €26.9 million.

In December 2003 the German government has amended the capital gains tax exemption regarding investments in capital stock such that 5% of a potential capital gain will become subject to corporate income and trade tax at ordinary tax rates (“5%-rule”). The 5% rule has entered into force as of January 1, 2004, thus generally affecting any capital gains realized through transactions after such date, whereas capital gains realized prior to January 1, 2004 will remain entirely tax exempt. To avoid any negative tax consequences and in connection with the divestiture of certain subsidiaries, the Group had decided to step-up the tax book values of all material subsidiaries (“the Restructuring 2003”). The Restructuring 2003 has no impact on the consolidated financial statements as of December 31, 2003.

In December 2002 the Group used approximately €324 million of its tax loss carry forwards in Germany through an intercompany transaction, as part of its tax planning strategy. These transactions resulted in a decrease of deferred tax assets of approximately €130 million offset by a decrease of deferred tax liabilities for intangible and tangible assets.

For the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001 income tax expense differed from the amounts computed by applying the German federal corporation income tax rate of 27.96% for the twelve months ended December 31, 2003 and 26.38% for the twelve months ended December 31, 2002, the eight months ended December 31, 2001, and the four months ended April 30, 2001, to (loss) income from continuing operations as a result of the following:

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Statutory tax rate	27.96%	26.38%	26.38%	26.38%
Income (loss) from operations	23,476	(43,992)	(90,782)	(6,550)
Expected Corporation tax expense (benefit) including solidarity tax	6,564	(11,605)	(23,944)	(1,728)
Tax losses of entities not recognized	13	492	4,273	1,347
Non tax deductible expense	2,938	23,733	—	—
Non taxable income	—	—	(16,147)	(741)
Change in fair value of investments in subsidiaries available for sale	—	(151)	1,443	—
Non-deductible goodwill	16,295	8,840	4,611	839
Income tax benefit for previous years	(36,867)	(2,475)	—	—
Withholding tax	446	8,025	—	—
Tax rate differences at foreign subsidiaries	(1,041)	(5,712)	(255)	(128)
Utilization of tax loss carry forwards not previously recognized	(475)	(309)	—	—
Trade tax on income in Germany	12,047	7,436	(17,224)	(5,317)
Non-deductible interest	—	6,527	19,473	9,736
Other (net)	553	(42)	1,607	805
Income tax expense (benefit) from operations	473	34,759	(26,163)	4,813

The utilization of tax loss carry forwards lowered the tax charge by €475, €309, €0 and €0 for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively. Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. Total tax loss carry forwards amount to €340,108, €342,480, €582,123 and €508,631 at December 31, 2003, December 31, 2002, December 31, 2001 and April 30, 2001, respectively, the majority of which have no expiration dates. New German tax legislation limits the use of the NOL carry forward to only 60% of the taxable income in any given year. Tax loss carry forwards resulted in deferred tax benefit amounting to €23,085, €3,435, €26,550 and €2,620 for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively.

Deferred taxes as of December 31, 2003, December 31, 2002 are attributable to the following balance sheet items:

	December 31, 2003	December 31, 2002

Deferred tax assets
Tax loss carry forwards	38,452	27,869
Property, plant and equipment	7,999	4,204
Inventories	791	2,465
Provisions for pensions	18,489	18,015
Other provisions	7,400	15,603
Other items	18,168	12,048
Total	91,299	80,204
Deferred tax liabilities
Intangible assets	34,460	35,325
Property, plant and equipment	101,581	104,250
Investments	10,943	10,889
Unamortized debt issuance costs	20,110	24,708
Other provisions	3,745	2,465
Other items	14,178	3,356
Total	185,017	180,993
Deferred tax liabilities, net	93,718	100,789

Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	December 31, 2003	December 31, 2002

Deferred tax assets	2,973	3,734
Deferred tax liabilities	96,691	104,523
Deferred tax liabilities, net	93,718	100,789

16. Intangible assets and goodwill

	Goodwill	Other Intangible Assets	Total

Acquisition cost
Balance as of December 31, 2002	559,754	338,097	897,851
Additions	2,948	3,186	6,134
Disposals	(32,324)	(557)	(32,881)
Changes in the composition of the group	2,379	1,579	3,958
Exchange rate changes	(28,527)	(4,083)	(32,610)
Balance as of December 31, 2003	504,230	338,222	842,452
Amortization
Balance as of December 31, 2002	45,611	61,362	106,973
Additions	29,874	24,356	54,230
Disposals	(3,699)	(485)	(4,184)
Changes in the composition of the group	—	918	918
Exchange rate changes	(2,930)	(460)	(3,390)
Balance as of December 31, 2003	68,856	85,691	154,547
Net Book value as of December 31, 2002	514,143	276,735	790,878
Net Book value as of December 31, 2003	435,374	252,531	687,905

Other intangible assets consist of trademarks and similar rights, customer base and other intangible assets for which the net book values as of December 31, 2003 are €132,301, €92,088 and €28,142 and as of December 31, 2002 are €140,348, €101,345 and €35,042, respectively.

17. Property, plant and equipment

	Land and buildings	Plant and machinery	Other plants, factory and office equipment	Advance payments and construction in progress	Total
Acquisition or production costs

Balance as of December 31, 2002	367,859	2,421,169	435,654	56,674	3,281,356
Additions	3,649	58,842	19,629	39,631	121,751
Disposals	(8,235)	(33,051)	(14,218)	(281)	(55,785)
Changes in the composition of the group	13,021	46,664	(2,728)	(716)	56,241
Transfers	2,988	39,821	7,101	(49,910)	—
Exchange rate changes	(12,928)	(182,998)	(15,047)	(4,330)	(215,303)
Balance as of December 31, 2003	366,354	2,350,447	430,391	41,068	3,188,260
Accumulated depreciation
Balance as of December 31, 2002	164,829	1,360,251	237,535	2,431	1,765,046
Additions	13,279	143,970	29,080	—	186,329
Disposals	(2,372)	(31,487)	(12,234)	—	(46,093)
Changes in the composition of the group	6,521	42,471	(728)	203	48,467
Exchange rate changes	(5,251)	(94,899)	(10,311)	(436)	(110,897)
Balance as of December 31, 2003	177,006	1,420,306	243,342	2,198	1,842,852
Net Book value as of December 31, 2002	203,030	1,060,918	198,119	54,243	1,516,310
Net Book value as of December 31, 2003	189,348	930,141	187,049	38,870	1,345,408

The Company leases certain property, plant and equipment under various operating and finance lease arrangements. Assets capitalized and recorded under finance lease agreements included in property, plant and equipment consist of the following:

	December 31, 2003	December 31, 2002

Land and buildings	6,166	11,172
Machinery, equipment and other leased assets	160,336	164,597
	166,502	175,769
Accumulated depreciation	(56,284)	(49,219)
Total	110,218	126,550

Depreciation of property, plant and equipment under capital leases is included in depreciation expense.

18. Equity method investments

The following investments are accounted for under the equity method at December 31, 2003:

Name and headquarters of the company	Ownership percentage

Technische Gase Hoesch Messer Griesheim GmbH & Co. KG, Dortmund/Germany	50.0
Goyal MG Gases Pvt.Ltd., New Delhi/India	49.0
Messer Singapore Holding GmbH, Frankfurt am Main/Germany	39.0
Foshan Messer Gas Co. Ltd., Foshan, Guangdong/China	49.0
Sangang Messer Gas Products Co., Ltd., Shanghai/China	48.0

The table below contains summarized financial information for the equity method investments of the Group:

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Net sales	44,533	45,178	56,043	32,653
Operating profit (loss)	6,371	(3,755)	(21,873)	(9,065)
Net income (loss)	5,827	(1,057)	(32,994)	(16,373)
Property, plant and equipment	20,299	22,121	118,188	253,327
Current liabilities	4,665	18,857	25,844	60,311
Non-current liabilities	2,976	32,853	333,438	242,430
Stockholders' equity (deficit)	36,482	(17,278)	(186,778)	(19,829)

Equity method investments and changes therein, are as follows:

Balance as of December 31, 2002	13,200

Additions	14,368
Disposals	(25,295)
Exchange rate changes	(3,736)
Transfers	16,449
Changes resulting from the at equity method	1,529
Balance as of December 31, 2003	16,515

The changes resulting from the at equity method include the proportionate share of the investee's income (losses) and other elements such as impairment charges.

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Proportionate share of investees' income (losses)	4,327	6,036	(15,213)	(5,106)
Impairment charges on equity method investments	(2,798)	(18,657)	—	—
Total	1,529	(12,621)	(15,213)	(5,106)

Impairment charges of €2,798 during the twelve months ended December 31, 2003 related to the companies in Central America, which were sold in December 2003.

Impairment charges of €18,657 during the twelve months ended December 31, 2002 related to Constar LLC, Norcross, Georgia/USA (“Constar”). Constar was an equity method investee of MG Industries (“MGI”) a wholly owned company of the Group. MGI maintains investments in and holds notes due from Constar. MGI has also guaranteed a portion of Constar’s third party financing arrangements. The provisions of the third party financing arrangements require Constar to adhere to certain financial and non-financial covenants. Constar was not in compliance with these covenants at December 31, 2002. At December 31, 2002, amounts available and outstanding under Constar’s guaranteed financing arrangements were US$20 million and US$19.3 million, respectively. During the second quarter 2003 the Group obtained control over its subsidiary Constar LLC in Georgia/USA, formally accounted for under the equity method. As of April 1, 2003 the Group has included the assets, liabilities, income and expenses relating to its subsidiary Constar LLC in its consolidated financial statements.

On January 17, 2002, Constar’s entire executive management team was replaced. During the period from January 1, 2002 through October 1, 2002, Constar’s new management team expended significant effort in transitioning key customer relationships, identifying excessive costs, and developing a new strategic plan. In October 2002, management developed a revised 2002 budget and a multi year plan. Actual cash flows having been significantly below previously budgeted amounts, combined with the newly developed management plan resulted in management reviewing Constar’s goodwill for impairment.

In connection with management’s October 2002 analysis and in accordance with IAS 36, management also reviewed the recoverability of its cash generating units (CGU’s) including goodwill. The application of IAS 36 resulted in an impairment charge of approximately €18.7 million, which was recorded as a component of Constar’s €20.7 million loss for the twelve months ended December 31, 2002.

Constar’s members’ equity was completely exhausted effective June 1, 2002 as a result of continued losses. For the year ended December 31, 2002, in accordance with the provisions of IAS 28 “Accounting for Investments in Associates” and Standing Interpretations Committee 20, (SIC-20) “Equity Accounting Method – Recognition of losses” the Group through its wholly owned subsidiary MGI has recorded €20.5 million of Constar’s total €20.7 million operating loss in its consolidated statement of operations as equity method investments expense, net.

Singapore Syngas Pte. Ltd.

In 1998, the Group established Singapore Syngas Pte. Ltd. ("Syngas"), a joint venture with Texaco Nederland B.V. for the production and distribution of synthesized gases in Singapore.

The basis for the joint venture was a significant carbon monoxide supply contract with a major customer (Celanese). The development of the plant was financed via bank debt, which was guaranteed by the joint venture partners. The Celanese supply contract provided for, among other things, penalty provisions if the Syngas plant were unable to produce carbon monoxide meeting certain specified properties and volume levels by July 1, 2000, a "date certain", for which the joint venture partners provided a performance guarantee.

Although the plant was constructed by the date certain, the plant did not meet the required specifications due to technical and operational problems in plant construction. As of December 31, 2000, Syngas became liable for liquidated damages, as the plant still had not met the required performance specifications. The project also incurred significant cost overruns, which were funded by the joint venture partners. Syngas and the joint venture partners entered into a settlement agreement with Celanese for liquidated damages in March 2001 (see below).

In view of the operational and technical difficulties encountered by the joint venture, the Group made a determination during 2000 that its investment in Syngas was impaired, based on a discounted cash flow analysis. Although the Company held a 50% joint venture equity interest in Syngas at the time, the Company calculated its share of losses arising from the joint venture at 75% due to the fact that Texaco had a "put option" to sell 50% of its 50% ownership in Syngas to the Group, which was "in-the-money" as of December 31, 2000.

As a precondition to the acquisition transactions, the Group was required to limit its exposure to its Singapore investments. On April 30, 2001, the Group transferred its 100% interest in Messer Singapore Pte. Ltd. and its 50% interest in Syngas to Messer Singapore Holding GmbH. The Group has a non-controlling 39% equity interest in Messer Singapore Holding GmbH. The other shareholders are Hoechst AG (39%), Bandinelli GmbH, a special purpose company owned by MIG (11%), and members of the Group's senior management (11%). On June 20, 2001, Texaco transferred half of its 50% interest in Syngas to Messer Singapore Holding GmbH. As a result of these transactions, Messer Griesheim holds an indirect 29.25% interest in Syngas through its equity interest in Messer Singapore Holding GmbH.

Concurrent with the transfer of the Syngas business, Messer Singapore Holding GmbH indemnified the Group for its outstanding guarantee obligations in connection with the Singapore operations. To finance Messer Singapore Holding GmbH, the Group and Hoechst have made shareholder loans. The loans have been allocated two-thirds to Hoechst and one-third to the Group, as per the shareholders' agreement. Although the transfer to Messer Singapore Holding occurred on April 30, 2001, this funding arrangement takes account of all funding of Messer Griesheim to its Singapore operations since September 1, 2000. Under the shareholders' agreement, the Group's funding obligations (shareholder loans and other financial support including funding provided by the Group to its Singapore operations since September 1, 2000) has been limited to €92 million. Messer Griesheim received from Hoechst a €26.4 million cash payment representing two-thirds of the funding by the Group for the Singapore operations since September 1, 2000 and has accounted for the receipt as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. This payment excludes amounts funded by Hoechst with respect to payments to Celanese Singapore Pte. Ltd (“Celanese”) and Texaco as described below.

Further, as of May 1, 2001, the Successor's obligations to fund loss commitments of Syngas have been revalued to give effect to the portion which are expected to be funded by Hoechst. Accordingly, Messer Griesheim's remaining funding obligations under this cap, net of 33 1/3% of various shareholder loans and other financial support already provided by Messer Griesheim to its Singapore operations since September 1, 2000, were €63.2 million as of April 30, 2001, €14.5 million as of December 31, 2001 and €10.2 million as of December 31, 2002 and 2003.

In March 2001, Texaco and Messer Griesheim entered into settlement arrangements with Celanese which settled the claims of Celanese under the completion guarantee provided by Messer Griesheim, and amended the existing gas supply agreement between Syngas and Celanese. These amendments and modifications involved, among other things, cash payments by Messer Griesheim to Celanese, the liability for which is included in the overall allocation of Syngas exposures of one-third to Messer Griesheim and two-thirds to Hoechst. The settlement amount allocated to and paid by Messer Griesheim was €28.6 million, of which €19.8 million was financed by Hoechst as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. The repayment claim against Messer Griesheim for this financing was waived by Hoechst on April 30, 2001.

In conjunction with the Celanese settlement, Messer Griesheim and Texaco modified their put option. The original put option agreement gave Texaco an option to sell 25% of the shares in Syngas to Messer Griesheim. Under the modified put option agreement, Messer Griesheim purchased from Texaco the outstanding shareholder loans made by Texaco to Syngas in excess of Texaco's remaining 25% equity interest in Syngas and related funding obligations. Messer Griesheim paid a purchase price of €17.2 million for the loans. Of that amount, Hoechst loaned €11.3 million to Messer Griesheim as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. In exchange, Texaco agreed that Hoechst can require Texaco to exercise the put option with respect to 25% of the shares in Syngas at any time on or after May 1, 2001 and no later than June 30, 2001 for a consideration of US-$1. The put was exercised on June 20, 2001, at which time the Syngas shares acquired from Texaco were transferred directly to Messer Singapore Holding GmbH. As a result of the change in ownership that occurred when the Texaco put option was exercised, Syngas was required to repay its outstanding bank credit facilities, which became due on June 30, 2001. Shareholder loans were extended to Syngas for this purpose. Of these shareholder loans, 75% were funded by Messer Singapore Holding GmbH and 25% were funded by Texaco.

During December 2001 Messer Griesheim transferred its 39% interest in Messer Singapore Holding to Messer International GmbH, a wholly owned subsidiary of Messer Griesheim GmbH.

In February 2002, Aventis, Messer Griesheim and Messer Singapore Holding reached an agreement with Celanese and Celanese Singapore Pte. Ltd. in which Messer Singapore Holding agreed to pay US$12.5 million to Celanese Singapore on settlement of a prior agreement requiring Messer Griesheim to pay Celanese certain concession fees. One third of the US$12.5 million was applied towards the €92.0 million funding limit by Messer Griesheim to the Singapore operations.

In October 2002 Messer Singapore Pte. Ltd. sold its Air Separation and Vacuum Flasher Units to Singapore Syngas Pte. Ltd. and its remaining assets to Air Products Singapore Pte. Ltd. and Singapore Oxygen Air Liquide Pte. Ltd. Following these transactions, Messer Singapore Holding GmbH sold all its shares in Singapore Syngas Pte. Ltd. to Chevron Texaco Singapore Energy Company. In conjunction with the agreements, certain guarantees totaling €16.0 million were given. The Company has evaluated these guarantees and set up a provision for the remaining risks.

Summarized financial information for Syngas as of and for the ten months ended October 31, 2002, years ended December 31, 2001 and 2000 is set forth as follows:

	Ten months ended: October 31, 2002	Year ended: December 31, 2001	Year ended: December 31, 2000
Net Sales	39,773	39,125	3,785
Operating Profit (loss)	67	(34,202)	(132,298)
Net loss	(5,050)	(46,952)	(140,121)
Property, plant and equipment	91,552	94,387	96,079
Total Assets	100,390	102,771	103,557
Stockholders' Equity (deficit)	(181,094)	(198,930)	(143,511)

19. Other investments

Other investments are comprised of investments in various companies that are not consolidated or accounted for by the equity method.

Acquisition cost
Balance as of December 31, 2002	60,423
Additions	1,107
Disposals	(5,265)
Exchange rate changes	(626)
Balance as of December 31, 2003	55,639
Valuation allowances
Balance as of December 31, 2002	41,186
Additions	1,333
Disposals	(1,333)
Exchange rate changes	(617)
Balance as of December 31, 2003	40,569
Net Book value as of December 31, 2002	19,237
Net Book value as of December 31, 2003	15,070

20. Long-term loans

Changes in long-term loans are summarized below:

Balance as of December 31, 2002	17,624
Additions	1,548
Disposals	(8,718)
Exchange rate changes	(430)
Other changes	(535)
Balance as of December 31, 2003	9,489

Long-term loans relate primarily to loans receivable on advances made to non-consolidated equity and other investments.

21. Inventories

Inventories consist of the following:

	December 31, 2003	December 31, 2002

Raw materials and supplies	19,491	21,721
Work in progress	5,765	12,794
Finished goods and merchandise	39,956	38,070
Total	65,212	72,585

22. Trade accounts receivable

	December 31, 2003	December 31, 2002

Trade accounts receivable (current)	268,588	304,685
Allowance for doubtful accounts	(26,076)	(25,586)
Trade accounts receivable, net	242,512	279,099

23. Other receivables and other assets

	December 31, 2003	December 31, 2002

Receivables from related parties	5,949	7,251
Tax receivables	15,823	8,265
Prepaid assets	5,463	4,816
Advance payments	2,087	2,183
Other loans	345	1,272
Interest receivable	—	396
Prepaid employee expenses	2,541	2,279
Receivables from suppliers and agents	1,874	2,290
Receivables from insurance companies	926	846
Security deposits	4,566	4,594
Marketable securities	140	8,160
Sundry receivables from non-operating activities	1,668	1,467
Derivative financial instruments	37,526	—
Miscellaneous	8,398	7,060
Total	87,306	50,879

Derivative financial instruments include an amount of €37,019 relating to several put options totalling US$ 550 million expiring at March 31, 2004 (see Note 38 “Subsequent events”).

24. Cash and cash equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value in the future. In addition, cash and cash equivalents include unrestricted cash balances at subsidiaries in foreign jurisdictions from which those amounts cannot easily be transferred. These cash balances amounted to approximately €69.1 million and €62.2 million, as of December 31, 2003 and December 31, 2002, respectively.

The Company provided cash collateral for bank guarantees relating to the operating business and for long term loan facilities which were not refinanced on certain of its foreign subsidiaries. As the cash collateral is not available to the Company while the facilities remain outstanding, the cash collateral has been classified within non-current "other assets". As of December 31, 2003 and 2002, the cash collateral balances were approximately €0.6 million and €6.3 million, respectively.

25. Provisions for pensions and similar obligations

	December 31, 2003	December 31, 2002

Prepaid pension expenses included in other assets	—	132
Provisions for pension obligations	(166,468)	(164,826)
Provisions for similar obligations	(4,346)	(4,461)
Total	(170,814)	(169,155)

The Group provides pension benefits to the majority of its hourly and salaried employees through both defined benefit and defined contribution pension plans. The benefits offered by the Group vary according to the legal, fiscal and economic conditions of the country in which the plans are established. Plan benefits are principally based on years of service and employee compensation. Provisions for similar obligations consist primarily of company or statutory severance benefits and early retirement benefits.

Certain commitments related to the Group's defined benefit obligations are covered by plan assets maintained in independent trust funds. The funds' net assets consist primarily of real estate, debt securities and marketable equity securities.

The pension provision is derived as follows:

	German plans	Foreign plans	German plans	Foreign plans
	December 31, 2003		December 31, 2002

Present value of unfunded projected benefit obligations	148,021	12,112	147,921	2,318
Present value of funded projected benefit obligations	—	84,265	—	93,216
Fair value of plan assets	—	(62,633)	—	(59,504)
Present value of net obligations	148,021	33,744	147,921	36,030
Unrecognized actuarial (losses) gains	3,564	(18,861)	1,533	(20,790)
Recognized liability for defined benefit obligations	151,585	14,883	149,454	15,240

The following table reconciles the funded status of the Group's employee benefit plans with amounts recognized in the Group's consolidated balance sheet as of December 31, 2003 and 2002:

	German plans	Foreign plans	German plans	Foreign plans
	December 31, 2003		December 31, 2002

Change in projected benefit obligations:
Projected benefit obligations at beginning of year	147,921	95,534	145,808	103,470
Foreign currency exchange rate changes	—	(12,467)	—	(11,044)
Service cost (net of plan participant contribution)	2,145	4,411	2,472	5,618
Interest cost	8,221	5,320	8,007	5,922
Plan participant contributions	—	299	—	116
Actuarial losses (gains)	(2,066)	7,701	(822)	(4,418)
Terminations	705	335	800	—
Benefits paid	(8,905)	(4,756)	(8,344)	(4,130)
Projected benefit obligations at end of year	148,021	96,377	147,921	95,534
Change in plan assets:
Fair value of plan assets at beginning of year	—	59,504	—	78,850
Foreign currency exchange rate changes	—	(7,629)	—	(7,590)
Actual return on plan assets	—	10,505	—	(10,984)
Employer contributions	—	4,377	—	2,849
Plan participant contributions	—	299	—	262
Benefits paid	—	(4,423)	—	(3,883)

Fair value of plan assets at end of year (period)	—	62,633	—	59,504

The components of net periodic costs for defined benefit plans consist of the following:

	Successor						Predecessor
	German Plans	Foreign plans	German plans	Foreign plans	German plans	Foreign plans	German plans	Foreign plans
	Twelve months Ended December 31, 2003		Twelve months Ended December 31, 2002		Eight months ended December 31, 2001		Four months ended April 30, 2001

Service cost	2,145	4,411	2,472	5,618	1,632	4,144	928	2,072
Interest cost	8,221	5,320	8,007	5,922	5,412	3,879	2,630	1,940
Terminations	705	335	800	—	—	—	—	—
Expected return on plan assets	—	(4,360)	—	(5,672)	—	(4,810)	—	(2,405)
Amortization of unrecognized net annual losses (gains)	25	1,578	—	344	—	—	—	(86)
Net periodic pension cost	11,096	7,284	11,279	6,212	7,044	3,213	3,558	1,521

The amount of unrecognized actuarial gains and losses exceeding 10% of the projected benefit obligation based on an individual entity approach is amortized over the remaining average service period of the respective employees.

The following table shows the principal actuarial assumptions for these plans (expressed as weighted averages):

	Successor						Predecessor
	German Plans	Foreign Plans	German plans	Foreign Plans	German plans	Foreign plans	German plans	Foreign plans
	December 31, 2003		December 31, 2002		December 31, 2001		April 30, 2001
	(in %)	(in %)	(in %)	(in %)	(in %)	(in %)	(in %)	(in %)
Discount rate	5.25	5.47	5.75	6.40	5.75	6.43	6.25	6.43
Expected rate of wage and salary increases	2.75	3.0	3.0	3.65	3.0	4.3	2.75	4.3
Expected rate of pension increases	1.25	2.67	2.0	2.9	N/A	N/A	N/A	N/A
Expected return on assets	N/A	6.95	N/A	8.15	N/A	7.1	N/A	7.1

Expenses related to defined contribution plans totaled €3,220, €1,447, €1,033 and €516 in the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively.

26. Other provisions

	December 31, 2002	Consumption	Release	Changes in the composition of the group	Additions	Exchange rate changes	December 31, 2003

Non-current
Tax provision	52,856	(33,078)	(19,334)	(444)	8,827	—	8,827
Employee-related provisions	8,827	(2,150)	(65)	—	2,131	(30)	8,713
Purchase and sales contracts	3,221	—	(33)	—	380	(6)	3,562
Other	3,625	(1,020)	(14)	(306)	8,394	(72)	10,607
Total non-current	68,529	(36,248)	(19,446)	(750)	19,732	(108)	31,709
Current
Divestiture program	22,130	(12,416)	(892)	5,580	1,100	—	15,502
Provisions on equity method investments	14,179	—	(2,203)	(8,013)	100	(212)	3,851
Employee-related provisions	12,438	(5,232)	(428)	1,224	4,788	(1,100)	11,690
Restructuring	6,507	(1,142)	(960)	—	—	—	4,405
Litigation	11,642	(1,267)	—	101	2,000	(29)	12,447
Other	39,953	(10,051)	(10,050)	(2,188)	5,255	(216)	22,703
Total current	106,849	(30,108)	(14,533)	(3,296)	13,243	(1,557)	70,598

The releases of provisions amounting to €14,533 include an amount of €1,714 recorded as disposal of goodwill relating to restructuring and divestiture provisions established at May 1, 2001.

Employee-related provisions as of December 31, 2003, as shown under non-current provisions relate primarily to long-service bonuses. Employee-related provisions as of December 31, 2003 as shown under current provisions relate primarily to paid vacation, severance payments and to part-time employment of employees prior to their retirement.

27. Corporate debt

	December 31, 2003	December 31, 2002

Non-current
Senior notes	493,708	493,708
Due to banks	568,096	728,490
Finance leases	99,782	122,769
Due to related parties	1,924	35,854
Other loans	26,056	539
	1,189,566	1,381,360
Current
Due to banks	46,654	36,056
Finance leases	23,762	15,494
Due to related parties	20,602	1,041
Other loans	3,735	5,008
	94,753	57,599
TOTAL DEBT	1,284,319	1,438,959
Unamortized debt issuance costs	(51,715)	(63,541)
TOTAL DEBT, net	1,232,604	1,375,418
Debt with fixed interest rate	615,859	657,850
Debt with floating interest rate (hedged)	541,985	638,715
Debt with floating interest rate (not hedged)	126,475	142,394
TOTAL DEBT	1,284,319	1,438,959
Unamortized debt issuance costs	(51,715)	(63,541)
TOTAL DEBT, net	1,232,604	1,375,418

The weighted average nominal interest rates are:
Due to Senior notes holders	10.375%	10.375%
Due to banks, including Hedges	7.02%	7.07%
Finance leases	6.28%	6.04%
Other loans	3.57%	5.10%

The weighted average interest rate on existing corporate debt including interest rate swap agreements but not including amortization of debt issuance costs was 8.10% and 8.05% at December 31, 2003 and at December 31, 2002. A description of the Company's corporate debt instruments is included in Note 4 ”Financing transactions”.

The Group had unused long-term credit lines of €278.3 million and €294.0 million at December 31, 2003 and December 31, 2002.

Aggregate amounts of corporate debt maturing, excluding unamortized debt issuance costs, during the next five years and thereafter are as follows:

2004	94,753
2005	94,540
2006	70,304
2007	84,806
2008	174,777
Thereafter	765,139
1,284,319

Principal repayments on the Senior Term Facilities are due earlier upon the sale of certain subsidiaries identified as part of the divestiture program. In addition, Messer is required to use 50% of its excess cash flow in any given year or 50% if the leverage ratio is less than 4 to 1, as defined, to repay its outstanding loans.

Future minimum lease payments under noncancelable finance and operating leases are as follows:

	Finance Leases	Operating Leases

2004	30,683	12,975
2005	30,678	9,016
2006	31,200	3,324
2007	32,222	1,185
2008	17,202	1,113
Thereafter	1,202	8,961
Total minimum payments	143,187	36,574
Amount representing interest	(19,643)
Obligations under finance leases	123,544
Obligations due within one year	23,762

Rental expenses under operating leases amounted to €9,217, €8,561, €6,359 and €2,720, for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the eight months ended December 31 2001 and the four months ended April 30, 2001, respectively.

28. Miscellaneous liabilities

	December 31, 2003	December 31, 2002

Accrued interest	19,457	23,910
Advance payments received on orders	1,669	2,018
Liabilities due to customers	11,996	10,345
Payroll liabilities	28,915	29,983
Taxes payable	13,041	10,658
Social security payable	4,258	4,083
Deferred income	1,563	2,261
Bills of exchange payable	118	129
Fair value of derivatives	14,206	28,260
Other liabilities	17,675	28,498
Liabilities due to related parties	2,207	6,138
Total	115,105	146,283

The fair value of derivatives as of December 31, 2003 and December 31, 2002, respectively, includes interest rate swap agreements, which are designated as cash flow hedges.

29. Stockholders' equity

Issued Capital and additional Paid-in Capital

Successor

Stockholders' equity of the Successor prior to the acquisition transactions consisted of 50,000 shares held by Hoechst with a balance of €51 (par value and additional paid-in capital). As part of the Acquisition Transactions (see Note 3 “Acquisition transactions”), Hoechst and MIG contributed their shares in Messer Griesheim to the Company for 10,000 and 30,000 new shares, respectively, resulting in a total issued capital of 90,000 shares with a stated value of €1 per share.

The shares issued were recorded at the fair value of Messer Griesheim at April 30, 2001, the date of the acquisition transactions. As a result, the excess of fair value over the stated value of the shares has been recorded as additional paid-in capital.

Predecessor

Stockholders' equity of the Predecessor consisted of 276,098 shares held by Hoechst (184,065 shares) and MIG (92,033 shares) with subscribed and additional paid-in capital of €394,820 as of January 1, 2000. During fiscal 2000, the predecessor recorded an increase in additional paid-in capital arising from the disposal of the cutting and welding division.

Retained earnings (accumulated deficit)

Successor

According to the German Commercial Code, the Group may pay a dividend to its stockholders only from the unappropriated retained earnings of Messer Holding. In addition, the German Stock Code requires the funding of statutory reserves (based upon 5% of annual net income less loss carry forwards) up to an amount no less than 10% of the issued capital (€90).

Predecessor

Retained earnings at December 31, 1999 include a €5,710 charge relating to the initial application of IAS 19 (revised 1998). On January 1, 2001, the Predecessor recorded a €335 credit resulting from a transition adjustment pursuant to IAS 39.

30. Minority interests

The following represents minority stockholder interests in the equity of consolidated subsidiaries. Significant minority interests are held by third party stockholders in Germany, Serbia, Bulgaria and China.

Balance as of December 31, 2002	84,012
Dividend payments	(5,402)
Profit after taxes	8,700
Additions	3,767
Disposals	(25,976)
Exchange rate changes	(4,993)
Balance as of December 31, 2003	60,108

31. Personnel expenses

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Personnel expenses	313,413	321,055	224,633	117,932

Personnel expenses consist of wages, salaries and payments for social security and pensions.

32. Number of employees

The average number of employees totaled:

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Germany	2,134	2,208	2,244	2,395
Western Europe	916	997	1,017	1,077
Eastern Europe	2,130	2,283	2,369	2,484
North America	1,093	996	1,163	1,408
Others(1)	871	741	1,555	2,434
Total number of employees	7,144	7,225	8,348	9,798
(1) Others include the employees of the companies of the regions Asia, Africa and Latin America.

33. Commitments and contingencies

Financial guarantees

Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	Maximum potential future obligation		Amount recognized as a liability
In million of €	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec 31, 2002
Guarantees for third party liabilities	33.4	66.4	3.9	3.8
Guarantees related to sale of investments	169.6	125.0	16.6	17.2

Guarantees for third party liabilities principally represent guarantees of indebtedness of deconsolidated and at equity consolidated subsidiaries and third parties. The terms under these arrangements generally cover the range of the related indebtedness of the deconsolidated and at equity consolidated subsidiaries and third parties. Messer Griesheim also provides guarantees to third parties of certain obligations of its consolidated subsidiaries. At December 31, 2003, these guarantees amounted to €74.0 million. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated and at equity consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

The Group is subject to potential liability under certain government regulations and various claims and legal actions that are pending or may be asserted against the Group concerning environmental matters. The maximum potential future obligation related to certain environmental guarantees cannot be estimated due to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which the group may have remediation responsibility and the apportionment and collectibility of remediation costs when other parties are involved.

In connection with its divestiture program, Messer Griesheim has provided to the purchasers normal and common guarantees for representations and warranties. These guarantees had originally expiration dates up to sixty months.

When circumstances indicate that payment is probable, guarantees made by the Group are recognized as a liability in the consolidated balance sheet with an offsetting amount recorded as an expense.

In addition to the above guarantees and warranties, in connection with its production program, the Group has committed to purchase various levels of goods and services over extended periods at market prices. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these guarantees represent commitments to purchase plant or equipment at market prices in the future. As of December 31, 2003 and 2002, commitments to purchase goods and services or to invest in plant and equipment are €66.2 million and €67.4 million. These amounts are not reflected in the above table.

Other financial obligations

Substantially all of the assets of the Group are pledged as security for the Group's senior facilities at December 31, 2003 and December 31, 2002 (see Note 4 “Financing transactions”).

Other financial obligations not included in the consolidated balance sheet relate to long-term commitments for capital expenditures of €22.7 million and €11.8 million at December 31, 2003 and 2002, respectively. Commitments under long-term purchase agreements amounted to €43.5 million and €55.6 million at December 31, 2003 and 2002, respectively. Commitments for capital to be funded to equity and cost method investees totaled €0 million and €4.7 million at December 31, 2003 and 2002, respectively.

Pursuant to the acquisition transactions and the related China sale and purchase agreement, Messer Griesheim has agreed to purchase ACIC's interests in the six ACIC joint ventures, subject to certain conditions. The committed purchase price for the ACIC joint ventures was €32.0 million, plus interest from April 30, 2001 until the completion of the purchase of the ACIC joint ventures. The purchase agreement requires that the purchase close no later than April 30, 2003. Upon acquiring the ACIC interests, Messer Griesheim had agreed to assume the debt of the ACIC joint ventures upon the date of completion of the transaction. As of December 31, 2002, such debt amounted to approximately €12.1 million and as of December 31, 2001 such debt amounted to approximately €17.1 million, respectively. Payment of the purchase price was guaranteed by Messer Griesheim Group, the Company's parent. Effective July 25, 2003, the Group had purchased the ACIC joint ventures in connection with a settlement agreement with Hoechst.

The Group also enters into operating leases for equipment (see Note 27 “Corporate debt”).

34. Derivative financial instruments

IAS 39 "Financial Instruments: Recognition and Measurement" sets standards for recognition, measurement and reporting of information relating to financial instruments of an enterprise as an asset or liability, including the reporting of hedging instruments. Under this Standard, all financial assets and liabilities are recognized on the balance sheet, including all derivatives. They are initially measured at cost. Subsequent to initial recognition, all financial assets are remeasured to fair value, with the exception of certain assets and liabilities listed in the standard. Adoption of this standard on January 1, 2001 resulted in a €335 cumulative effect of change in accounting principles, net of deferred taxes totaling €223, and is reflected in equity.

IAS 39 and FASB 133 "Accounting for Derivative Instruments and Hedging Activities" require companies to recognize all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

The Group has entered into interest rate swap agreements that effectively convert a portion of its floating-rate indebtedness to a fixed rate basis for approximately the next year, thus reducing the impact of interest rate changes on future interest expense. Approximately 42% (€542.0 million) of the Group's outstanding indebtedness was designated as hedged due to interest rate swap agreements as of December 31, 2003. The fair values of the interest rate swaps designated for cash flow hedges, including forward starting swap agreements, were €(13.5) million as of December 31, 2003 and €(28.3) million as of December 31, 2002.

Interest expense for the years ended December 31, 2003 and 2002 includes net losses resulting from hedging activities of €1.2 million and €2.0 million, respectively. The termination payments of €2.0 million of these swaps are shown as interest expense in the twelve months ended December 31, 2002. For the other existing swaps, there was no ineffectiveness in the cash flow hedges as the critical terms of the interest rate swaps (e.g. basis, re-pricing dates etc), matched the critical terms of the hedged loans. Unless otherwise noted, all components of the interest rate swap gains or losses are included in the assessment of hedge effectiveness.

Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flow associated with floating-rate loans are reported in equity. The amount recorded in the comprehensive income related to the cash flow hedges was €(8.3) million (net of deferred tax effect of €(6.4) million), €7.8 million (net of deferred tax effect of €6.3 million) and €9.2 million (net of deferred tax effect of €5.0 million) for the twelve months ended December 31, 2003, 2002, the eight months ended December 31, 2001 and €0 for the four months ended April 30, 2001, respectively. As the hedge is deemed completely effective, the swap market value changes are recorded as adjustments to the swap asset or liability and equity.

A part of the foreign exchange forwards, foreign exchange options, interest rate caps and constant maturity swaps provide effective economic hedges under the Group's risk management policies, but do not qualify for hedge accounting under the specific rules in IAS 39. The fair values of these foreign exchange forwards, foreign exchange options, interest rate caps and constant maturity swaps were €(680), €37,019, €0 and €507 as of December 31, 2003, €8, €0, ,€3 and €0 as of December 31, 2002. Changes in the fair value of these derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the statement of operations. The Group recorded a gain/(loss) from changes in the fair value of €23,889 and €(93) in the twelve months ended December 31, 2003 and the twelve months ended December 31, 2002, respectively.

35. Litigation

Messer is involved from time to time in various claims and lawsuits incidental to the ordinary course of the business.

Management is of the opinion that the risks connected with the pending or threatened litigations described below are adequately provided for or that based on the advice of its counsel, the allegations have no merit.

Messer acquired its interest in Bombay Oxygen Corporation Limited (Bombay Oxygen), a publicly traded company in India, in 1997 for a total of €12.2 million. It acquired this interest through the purchase of shares from Bombay Oxygen's major shareholder, and purchased additional shares by way of a public offer. The shares in Bombay Oxygen held by Messer were transferred in 2000 to a company jointly owned by Messer and indirectly Goyal MG Gases Pvt. Ltd (Goyal MG). The Securities and Exchange Board of India is investigating whether some of the purchases of Bombay Oxygen shares by Messer or the subsequent transfer of such shares to the jointly owned company involved a violation with respect to a change of control under Indian takeover regulations. In addition, Messer was involved in litigation with respect to this investment with the major shareholder of Bombay Oxygen. During December 2002, all such litigation with Bombay Oxygen was settled and Messer no longer holds any investment in Bombay Oxygen.

Various law suits are pending or threatened by Goyal MG and/or its major shareholders. Messer has received a notice from Goyal MG alleging that Messer has breached a confidentiality clause contained in a shareholders' agreement among Messer, Goyal MG and certain other shareholders. The notice requests payment of Rupees 5.0 billion (approximately €87.0 million) for damages allegedly suffered on account of lost business due to certain press announcements by Messer which allegedly prejudicially affected the business of Goyal MG.

During 2001, Goyal MG defaulted on a bank loan. As a result, the Group, as guarantor, was required to repay the US$4.7 million (approximately €3.7 million) loan in full. The Group is currently seeking reimbursement from Goyal MG for this amount.

In 1999, the Company's Brazilian subsidiary, Messer Griesheim do Brazil Ltda., entered into a letter of agreement to pursue research into a new technique for the production of ethanol with an individual, who in April 2001, following a termination of the agreement, filed a suit against Messer Griesheim do Brazil Ltda. and certain other affiliates. The claim, mainly for damages for lost opportunities and potential earnings as a result of the subsidiary's alleged breach of the agreement, indicated as possible amount of damages Reals 593 million (approximately €162.7 million). According to independent expert, appointed by the court, the technology suggested by Plaintiff was to a large extent not viable so that there were no bases to expect that Plaintiff could have exploited that technology. The Plaintiff has challenged that expert opinion. In addition, in August 2001 a former employee filed a lawsuit against the Group's Brazilian subsidiary for an amount of Reals 16.0 million (approximately €4.4 million). In connection with the disposal of this Brazilian subsidiary, management agreed to indemnify the buyer for any loss relating to these claims.

In August 1999, Messer Griesheim GmbH discovered that one of its executives, who then had senior management responsibility in Central and South America, had misappropriated corporate funds, which he represented to others within Messer Griesheim had been paid to third parties in connection with our business. This executive is no longer an employee. In June 2000, Messer Griesheim was informed that the U.S. Attorney's Office for the Eastern District of Pennsylvania was conducting an investigation relating to the conduct of this former executive. In April 2001, this former executive was arrested on a criminal complaint charging him with three counts of fraud against Messer Griesheim Industries, our principal subsidiary in the United States. Thereafter, the employee pled guilty to wire fraud in connection with a scheme to defraud Messer Griesheim Industries of US$ 550,000 and was sentenced to a prison term of 15 months. In April 2002, the Assistant U.S. Attorney handling the matter notified attorneys for the Company that the investigation was being dropped by their office and referred to the U.S. Customs agency for possible civil enforcement action. As the Customs agency informed the Company that the documents were no longer needed and the Company received all documents in the meantime, the Company concludes that this matter is closed.

Messer Griesheim has received a notice from NLP, a South American agent/service provider for Merger & Acquisitions, alleging that Messer Griesheim has yet not paid a fee for the procurement of potential investors for two subsidiaries of Messer Griesheim.

In 2001, the Group’s subsidiary PT Aneka in Indonesia entered into an agreement for the purchase of machinery and equipment. In November 2001, the agreement partner filed suit against the subsidiary due to the alleged unlawful termination of the contract by PT Aneka. The claim, mainly for damages for lost opportunities and potential earnings, is for an amount of US$1.5 million. In connection with the completed sale of the Company’s activities in Indonesia (see Note 14 “Divestiture program”) the claim was settled.

In January 2003, Messer Griesheim received a claim for alleged breach of contract concerning the sale of Messer Medical GmbH, claiming approximately €4.1 million.

In the last few years, litigation has been filed in various states of the United States against manufacturers and suppliers of welding rods. Plaintiffs in these product liability lawsuits allege that manganese fumes originating from welding rods are a cause of Parkinson’s disease or Parkinson’s-like neurological symptoms in welders. In the United States, only a former subsidiary (which was sold to a third party) of MGI historically produced such welding rods with a marginal position of 1% in that market.

MGI and some of its subsidiaries are and have been resellers of such rods manufactured by unrelated companies. In August 2003, MGI was named as one of more than thirty defendants in a law suit filed in Utah by a former welder and fabricator as well as his wife. This complaint does not contain a specific description of how MGI’s actions allegedly contributed to the plaintiff’s illness. Additionally, MGI’s wholly owned subsidiary, Messer GT&S, LP is one of several dozen defendants in a law suit filed in West Virginia in August 2003 and a subsidiary of Constar LLC (a 50% owned subsidiary of MGI) is one of over forty defendants in law suits filed in Georgia in July 2003.

While there can be no assurance as to the ultimate outcome of these above matters due to the uncertainties involved in matters of litigation, management believes that the outcome of all pending legal proceedings, either individually or in the aggregate, will not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

36. Related parties

Hoechst

Prior to the acquisition transactions on April 30, 2001, Hoechst was the majority stockholder of Messer Griesheim. Messer Griesheim has entered into certain transactions relating to sale and service contracts with companies within the Hoechst group which are not material. The transactions are settled at terms substantially equivalent to similar transactions negotiated on an arm's length basis.

On July 25, 2003, Messer Griesheim Group GmbH & Co. KGaA has entered into a settlement agreement with Hoechst, which settled certain warranties and contingencies. This settlement agreement also obligated Messer to purchase the ACIC joint ventures.

Related party transactions with respect to the Group`s Singapore operations are described in Note 18 “Equity method investments”. Hoechst has indemnified the Group resulting in a payment of €9.4 million for bank guarantees provided to Bombay Oxygen, which has been reflected as an advance towards capital contribution at April 30, 2001 and as equity at December 31, 2003, December 31, 2002 and December 31, 2001, respectively.

Allianz

As a result of the acquisition transactions ACP, directly or indirectly, owns or controls 33.08% of Messer Griesheim Group GmbH & Co. KGaA at December 31, 2003.

ACP was a 20% shareholder in Mahler Italfilo Holding GmbH, which has been liquidated during 2003. During April 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from Messer Griesheim prior the consummation of the acquisition transactions.

ACP provided certain financial advisory services to the Company and Messer Griesheim, for which it has been paid in aggregate approximately €3.0 million in advisory fees by Messer Griesheim during the eight month period ended December 31, 2001. No transactions between the Group and ACP took place since January 1, 2002.

Goldman Sachs

Six private equity funds managed by affiliates of The Goldman Sachs Group, Inc. hold 33.08% of Messer Griesheim Group GmbH & Co. KGaA. Goldman Sachs International also is an affiliate of The Goldman Sachs Group, Inc. Goldman Sachs and its affiliates, in the ordinary course of business, engage in commercial banking, investment banking and financial advisory transactions with Messer Griesheim Group GmbH & Co. KGaA and the Group.

Goldman Sachs Group, Inc., Goldman Sachs International and their affiliates have provided merger and acquisition advisory services in connection with the acquisition transactions of the Group, and have received no related advisory fees for these services.

Goldman Sachs International was a lender under the mezzanine facility of Messer Griesheim. Goldman Sachs International also is a lender under the senior facilities program of Messer Griesheim. Goldman Sachs International received €20.4 million in financing/syndication fees in connection with these transactions for the eight months ended December 31, 2001. No transactions between the Group and Goldman Sachs International took place since January 1, 2002.

Goldman Sachs International and its affiliates were the underwriters of the original senior notes and the lead arrangers of the senior and mezzanine facilities of Messer Griesheim. In connection with these activities, approximately €14.4 million were paid during the eight month period ended December 31, 2001 and €0 million for the twelve months ended December 31, 2003 and 2002.

Goldman Sachs was our agent in repurchasing the senior notes during the twelve months ended December 31, 2002 and received fees for this service of €0.6 million. No fees were paid during the twelve months ended December 31, 2003.

The Group enters into derivative contracts to hedge their exposure to changes in interest rates and foreign currency. Affiliates of the Goldman Sachs Group act as a counterparty to certain interest rate swap contracts, forward exchange contracts and foreign exchange option contracts, which have a notional amount of €425.2 million, 0€ and €198.3 million at December 31, 2003 and €511.2 million, €0.9 and €0 million at December 31, 2002. In addition, on June 24, 2002 the Group entered into €348.4 million notional forward interest rate swaps with the same counterparty, which will partly replace the existing swaps when they expire in 2004. Additionally, in June 2003 the Group entered into €120.0 million notional forward interest rate swaps with the same counterparty. The company made termination payments of €1.2 million and €0.9 million to Goldman Sachs for the twelve months ended December 31, 2003 and the twelve months ended December 31, 2002, respectively.

The company entered into several put options, mentioned as foreign exchange option contracts above, totalling US$ 550 million to be exercised on March 29, 2004 for settlement on March 31, 2004. The average exercise price on these options is €/US$ = 1.16035. These put options were purchases from several financial institutions including Goldman Sachs. The put options with Goldman Sachs totaled US$ 250 million (€198.3 million) for which they received an option premium totalling €6.0 million.

Goldman Sachs International and its affiliates are involved with providing investment banking services in connection with the Group's divestiture program, and are entitled to receive fees based upon a percentage of debt relief to the Group achieved by completed divestitures on which it has advised the Company. Fees paid or payable to Goldman Sachs International in connection with this arrangement, based on completed divestitures under the program, aggregated €3.2 million and €7.5 million for the twelve months ended December 31, 2003 and 2002, respectively.

Goldman Sachs acts as financial advisor to MIG in the restructuring of Messer Griesheim Group’s ownership structure and to Messer Holding in the sale of the divested businesses and are entitled to receive fees based upon a percentage of the sale price. No fees in relation to this advice have been paid during 2003.

An affiliate of Goldman Sachs Group, Inc. was a 20% shareholder in Mahler Italfilo Holding GmbH, which has been liquidated durting 2003. On April 1, 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from the Messer Griesheim prior to the consummation of the acquisition transactions.

Messer Industrie GmbH ("MIG")

Prior to the acquisition transactions in April 30, 2001 MIG was the minority shareholder of Messer Griesheim GmbH. As a result of the acquisition transactions MIG holds 32.11% of Messer Griesheim Group GmbH & Co. KGaA. MIG owned through its 100% affiliate Bandinelli GmbH 22% of Mahler Italfilo Holding GmbH, a company which was liquidated during 2003 and which acquired two subsidiaries of the Group (Mahler AGS GmbH and Italfilo Engineering S.r.l) in April 2001. Bandinelli GmbH is also an 11% shareholder in Messer Singapore Holding GmbH, the transactions of which are explained in Note 18 “Equity method investments”.

Other

Related party transactions with respect to the sale of operating companies in Cuba are discussed in Note 6 “Divestment of Cuban subsidiaries”.

Loans to related parties

As of December 31, 2002, loans to related parties primarily relate to a non-interest bearing note due from an equity method investment in Malaysia of approximately €5.1 million. During the year 2003, the investment was sold.

Messer Griesheim Group GmbH & Co. KGaA

In October 2002 Messer Griesheim has received a loan from its shareholder Messer Griesheim Group GmbH & Co. KGaA amounting to €33.0 million. During October 18, 2002 to December 31, 2002 the interest expense amounted to €335. The loan bears a fixed interest rate of 5.0% per annum and has a maturity of five years. The interest is payable on the loan at such time as the principal amount is due and payable. The principal amount is due on the earlier of the maturity of the loan or the date following three months after Messer Griesheim Group GmbH & Co. KGaA declares the termination of the loan. In July 2003 the loan contract was terminated by both parties and Messer Griesheim has repaid the loan in total.

Effective December 10, 2003 Messer Griesheim received a loan from its shareholder Messer Griesheim Group GmbH & Co. KGaA amounting to €16.9 million. The loan bears a fixed interest rate of 3.5% and matured on March 31, 2004.

During January 1, 2003 to December 31, 2003 the interest expense for both loans granted by Messer Griesheim Group GmbH & Co. KGaA amounted to €1.3 million.

On July 25, 2003, Messer Griesheim Group GmbH & Co. KGaA has entered into a settlement agreement with Hoechst. With the exception of the purchase of the ACIC joint ventures the settlement agreement has no impact on the consolidated financial statements.

Shareholders' agreement

MIG, ACP and the GS Funds have entered into a shareholders' agreement. The shareholders' agreement provides, among other things, for the corporate governance of the Group and Messer Griesheim Group GmbH & Co. KGaA, including the right to appoint board members and other voting rights. The shareholders’ agreement generally allocates rights and obligations concerning matters between MIG, on the one hand, and ACP and the GS Funds, on the other hand, considered collectively, as the financial sponsors. The shareholders' agreement provides that all important decisions regarding Messer Griesheim's management, in particular decisions on divestitures and capital expenditures, are to be taken by Messer Griesheim Group GmbH & Co. KGaA and in certain cases requires 75% of shareholder approval. This includes divestitures in Europe, with the exception of the United Kingdom. The shareholders' agreement also contains share transfer restrictions, including rights of first offer, rights to participate in sales by other shareholders and provisions regarding change of control.

Due to certain antitrust considerations relating to ACP's equity interest in a competitor of Messer Griesheim, ACP and the GS Funds entered into a separate agreement. The agreement generally allocates the rights of ACP relating to the corporate governance and management of the Group to the GS Funds, until such time the antitrust related considerations are no longer relevant. Accordingly, until then, the members of the shareholders' committee appointed by the GS Funds will represent all votes of the ACP and the GS Funds, which as of September 30, 2003 constitute 66.16% of all votes in the shareholders' committee. The agreement also limits ACP and the GS Funds’ ability to sell their shares in Messer Griesheim Group GmbH & Co. KGaA independently of each other.

37. Stock purchase and option plan

During November 2001, the shareholders of Messer Griesheim Group GmbH & Co. KGaA approved a stock compensation plan for the benefit of key managers of the Group. The plan allows these employees to purchase shares of Messer Griesheim Group GmbH & Co. KGaA (original option). The shareholders of Messer Griesheim Group GmbH & Co. KGaA have agreed among each other that the maximum number of shares to be acquired by the managers under the stock purchase and option plan shall be limited to 6.5% of the then-outstanding stock of Messer Griesheim Group GmbH & Co. KGaA. The options to acquire shares have been priced at €74.25, the fair market value at the date of the change in control under the acquisition transactions (April 30, 2001). Upon exercise of the original options and for each share purchased, the participants receive conditionally exercisable, non transferable options to acquire three new shares in Messer Griesheim Group GmbH & Co. KGaA at the same price of €74.25. The conditionally exercisable options become exercisable no earlier than two years after the date of grant, and only upon the attainment of certain operating performance and investment yield targets, but in any case not before an exit event. Completion of the sale to Air Liquide would constitute an exit event.

All shares offered under this plan are subject to certain put and call provisions upon the occurrence of certain events. In November 2001, 176,563 original options were granted. Subsequent to December 31, 2001, 156 participants had purchased a total of 148,861 shares and were granted 446,583 conditionally exercisable options. 5,339 and 0 original options granted were forfeited during the twelve months ended December 31, 2003 and 2002, respectively. None of these options were exercised or expired as of and for the twelve months ended December 31, 2003 and 2002, respectively. As of December 31, 2003, 441,244 conditionally exercisable options were outstanding.

During the second quarter 2002, a substantially similar stock purchase and option plan was approved for certain members of the shareholders’ committee of the general partner of Messer Griesheim Group GmbH & Co. KGaA (the Messer Griesheim Group), Messer Griesheim Beteiligungsverwaltungs GmbH. The participating members were offered to acquire the shares in Messer Griesheim Group for a purchase price of €74.25, which was the fair market value at the date of the change in control under the acquisition transactions (April 30, 2001). In addition to the shares acquired by them from the shareholders of Messer Griesheim Group, Messer Griesheim Group has issued to the participants conditionally exercisable, non transferable convertible bonds for a purchase price of €1 each, convertible into one or more shares of Messer Griesheim Group for an additional payment of €73.25 for each share. The conversion rights become exercisable only upon the attainment of certain operating performance and investment yield targets and the number of years the participants have served as members of the shareholders’ committee, but in any case not before an exit event. All shares offered under this plan are subject to certain put and call provisions upon the occurrence of certain events. Subsequent to March 31, 2002, six participants had purchased a total of 24,612 shares and 38,112 conditionally exercisable, non transferable convertible bonds were issued for a purchase price of €1 each. None of these convertible bonds were exercised, forfeited or expired as of December 31, 2003.

The Company’s stock purchase and option plans for management and the Board are accounted for as provided by APB Opinion No. 25. No compensation cost has been recognized in connection with the granting of original options and convertible bonds for the twelve months ended December 31, 2003, or the twelve months ended December 31, 2002, respectively, as the purchase price the participants were required to pay was equivalent to the fair value of the shares of the Company with like features on the date of grant. With respect to the contingently exercisable options and convertible bonds, compensation cost will be measured and recognized immediately upon the occurrence of the contingent exit event.

As an alternative to accounting for stock based compensation under APB No. 25, SFAS No. 123, “Accounting for Stock Based Compensation”, as amended by SFAS’ 148 “Accounting for Stock Based compensation – Transition and Disclosures” establishes a fair value method of accounting for stock purchase and option plan or similar equity instruments. Had compensation cost for these plans been determined in accordance with SFAS No. 123 as amended by SFAS 148, the Company’s net earnings would not have been affected. Therefore, a pro forma table is not presented.

38. Subsequent events

The Company entered into several put options amounting to US$ 550 million to be exercised on March 29, 2004 for settlement on March 31, 2004. The average exercise price on these options is €/US$ = 1.16035. These put options were purchased from several financial institutions including Goldman Sachs. These put options have been closed-out in January 2004 and a loss amounting to €6.2 million has been realized.

On January 19, 2004 Messer Holding entered into an agreement to sell Messer Griesheim GmbH and its subsidiaries in the USA and the United Kingdom to Air Liquide. As a result of this transaction, Messer Holding will divest itself of its operations in Germany, the United Kingdom and the United States for a purchase price of approximately € 2,680 million, including assumed debt. Completion of the acquisition is subject to the approval by the relevant anti-trust authorities and various conditions including pre-closing restructuring and refinancing. In this context, certain divestitures are anticipated. As of March 15, the European antitrust authority gave its approval. As of the date of filing, the approval has not been given by the U.S. antitrust authorities.

On February 18, 2004, the Group received the Senior facilities lenders’ consent for the sale of the subsidiaries in Germany, the United States and the United Kingdom.

On March 15th, 2004 the European Commission announced - under certain conditions imposed - its aproval of Air Liquide’s proposed acquisition of the operations of the Messer Group in Germany and the U.K.

On March 17, 2004, the Messer Griesheim Holding AG transformed into a limited liability company (GmbH). As required by German law the transformation was registered with the competent commercial register.

On March 30, 2004 and in the context of the sale to Air Liquide, Messer Griesheim Group GmbH & Co. KGaA contributed 94.9% of its shares in Messer Holding into a fully owned subsidiary, Messer Group Vermögensverwaltungs GmbH, Krefeld.

On April 1, 2004, the GS Funds, ACP and MIG have entered into a share purchase agreement by which, subject to a number of conditions including, inter alia, approvals by various antitrust authorities to this transaction and to the transaction with Air Liquide, all shares held by ACP and the GS Funds in Messer Griesheim Group are sold and transferred to MIG. Certain approvals regarding this transaction are, however, still outstanding.

On April 21, 2004, Messer Holding commenced an offer to purchase all of its outstanding €550 million 10.375% Senior notes due 2011. The total consideration to be paid for each validly tendered note and properly declined consent will be based upon a fixed spread of 50 basis points over the yield to maturity on the 6.25% German Bundesanleihe due April 26, 2006. Goldman Sachs International is acting as the exclusive Dealer Manager for the Offer. Following successful completion of the tender offer Messer Holding may no longer be obligated to make filings with the SEC.

On April 21, 2004, Messer Griesheim Vierte Vermoegensverwaltungs GmbH and other subsidiaries of the Messer Griesheim Holding have signed a new Senior facilities agreement and other financing arrangements regarding the financing of the continuing operations of the group after the completion of the sale of the operations in Germany, the United Kingdom and the United States (“New SFA”).

39. Restricted assets of subsidiaries

As discussed in Note 1 “Background and basis of presentation”, Messer Holding was a dormant company until the acquisition transactions, at which time it was established as a holding company. Messer Holding has issued debentures, which have been exchanged for senior notes in the capital markets. Since Messer Holding has limited sources to generate funds necessary to repay the notes, it must look to the inter-company loan to its subsidiary, Messer Griesheim GmbH to assist it in meeting its principal and interest obligations. In the event that operations of Messer Griesheim GmbH are not sufficiently profitable to generate sufficient funds to meet its principal and interest obligations on the inter-company loan, additional capital contributions by its shareholders may be necessary to avoid an event of default. Certain of Messer Griesheim GmbH's debt agreements contain restrictive covenants which restrict, among other things, Messer Griesheim GmbH from declaring or paying dividends, repurchasing any of its capital stock, or making cash advances or guarantees of obligations of affiliates.

The condensed financial information of Messer Holding (on a parent-only basis under IFRS) as of and for the twelve months ended December 31, 2003 and 2002 is as follows:

	December 31, 2003	December 31, 2002

Condensed Balance Sheet:
Investments in subsidiaries	682,751	735,492
Loans to subsidiaries	550,000	550,000
Other assets	4,696	4,782
Total assets	1,237,447	1,290,274
Senior notes, long term	550,000	550,000
Other liabilities, short term	4,779	4,787
Total liabilities	554,779	554,787
Capital subscribed	90	90
Additional paid-in capital	967,090	967,090
Cumulative translation adjustment	(130,768)	(55,348)
Hedging reserve	(8,645)	(16,943)
Accumulated deficit	(145,099)	(159,402)
Stockholders’ equity	682,668	735,487
Total liabilities and stockholders’ equity	1,237,447	1,290,274
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001

Condensed results of operations:
Equity in earnings (losses) of investments in subsidiaries	14,380	(89,905)	(69,448)
Interest income	57,064	57,064	35,679
Interest expense	(57,062)	(57,062)	(35,679)
Other (expenses) income, net	(79)	32	(83)
Net gain (loss)	14,303	(89,871)	(69,531)
Cash inflows (outflows) from:
Operating activities:
Interest received on inter-company loan	57,065	57,064	35,679
Interest paid on senior notes	(57,063)	(57,062)	(35,679)
Other	(79)	149	52
Net cash flows (used in) from operating activities	(77)	151	52
Investing activities:
Inter-company loan to subsidiaries	—	—	(550,000)
Financing activities:
Issuance of senior notes	—	—	550,000
Net cash flow for the period	(77)	151	52
Cash balance at beginning of reporting period	203	52	—
Cash balance at ending of reporting period	126	203	52

In 2003 and 2002 Messer Holding received no cash dividends.

40. Reconciliation to U.S. GAAP

The Group's consolidated financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Application of U.S. GAAP would have affected the net income (loss) and stockholders’ equity of the Group to the extent described below.

Reconciliation of net income (loss) from IFRS to U.S. GAAP for the twelve months ended December 31, 2003 and 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively:

		Successor			Predecessor
	Note	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Net income (loss) as reported in the consolidated statements of operations under IFRS		14,303	(89,871)	(69,531)	(13,498)
U.S. GAAP adjustments:
Amortization expense	a,b,c,d,e	26,926	28,697	(2,864)	—
Change in goodwill	a	(3,699)	—	—	—
Assets to be sold	b	—	630	5,472	—
Restructuring costs	c	(1,142)	(640)	—	—
Property, plant and equipment	f	—	—	—	(74)
Asset retirement obligations accretion expense	h	591	—	—	—
Provisions for pensions and similar obligations	g	2,447	1,349	(547)	176
Equity method investments expenses, net	i	—	19,846	—	—
Impairments charge (IFRS)	i	2,948	—	—	—
Transaction fees	k	(19,500)	—	—	—
Depreciation of discontinued assets	l	9,634	—	—	—
Tax effect of U.S. GAAP adjustments	m	(4,553)	(280)	915	(41)
Net gain (loss) under U.S. GAAP before extraordinary loss and cumulative effect of change in accounting principle		27,955	(40,269)	(66,555)	(13,437)
Extraordinary loss (net of tax of €0)	i	(2,948)	—	—	—
Cumulative effect of change in accounting principle (net of taxes € 236 and€ 0, respectively)	a, h, i	(355)	(27,559)	—	—
Net income (loss) under U.S. GAAP		24,652	(67,828)	(66,555)	(13,437)

Thereof result of continued operations	l	37,848	25,400	(15,181)
Thereof result of discontinued operations	l	(13,196)	(93,228)	(51,374)
Net gain (loss) under U.S. GAAP		24,652	(67,828)	(66,555)

Reconciliation of stockholders' equity to U.S. GAAP as of December 31, 2003 and 2002, respectively:

	Note	December 31, 2003	December 31, 2002
Stockholders' equity as reported in the consolidated balance sheets under IFRS		682,668	735,487
U.S. GAAP adjustments:
Amortization expense	a,b,c,d,e	52,759	25,833
Change in goodwill	a	(3,699)	—
Cumulative effect of change in accounting principle	a,h,i	(27,914)	(27,559)
Assets to be sold	b	6,102	6,102
Restructuring costs	c	(1,782)	(640)
Transaction costs	d	33,200	33,200
Provisions for pensions and similar obligations	g	(7,394)	(10,917)
Equity method investments expenses	i	19,846	19,846
Depreciation for discontinued assets	l	9,634	—
Asset retirement obligations accretion expense	h	591	—
Tax effect of U.S. GAAP adjustments	m	(494)	4,280
Cumulative translation adjustment	j	(3,532)	(1,220)
Stockholders' equity under U.S. GAAP		759,985	784,412

a. Goodwill and other intangible assets

SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise). In accordance with the provisions of SFAS 142, the Group has decided to test for goodwill impairment on January 1 of each fiscal year. Under IFRS, goodwill and intangible assets continue to be amortized on a systematic basis over their estimated useful lives not to exceed twenty years. This difference in accounting treatment results in a decrease in amortization expense under U.S. GAAP of €26,926 during the year ended December 31, 2003, €28,697 during the year ended December 31, 2002 and €0 for the eight months ended December 31, and the four months ended April 30, 2001.

The Group adopted SFAS 142 on January 1, 2002.

In the fourth quarter 2002 the Group finalized the second step of the impairment test and changed the method of evaluating goodwill from the recoverability test based upon undiscounted cash flow to a fair value approach. Accordingly, the Group’s previously recognized goodwill was tested for impairment based on the fair value of the reporting units using a discounted cash flow analysis. As a result of this analysis, the Company concluded that goodwill was impaired and recorded an impairment charge for the additional goodwill under U.S. GAAP in the amount of €6,802 and €911 for reporting units in North America and Eastern Europe, respectively. This impairment charge was recorded as a cumulative effect of change in accounting principle (transition adjustment resulting from adoption of SFAS 142) for the twelve months ended December 31, 2002.

The transitional disclosure provisions of SFAS 142 require disclosures of what reported income before extraordinary items and net income would have been in all periods presented exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, any deferred credit related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects). The amortization expense and adjusted net loss of Messer Griesheim Holding AG for the periods prior to the period of initial application are as follows:

	Successor	Predecessor Messer Griesheim GmbH
	Messer Griesheim Holding AG
	Eight months ended December 31, 2001	Four months ended April 30, 2001	Twelve months ended December 31, 2000	Twelve months ended December 31, 1999	Twelve months ended December 31, 1998	Twelve months ended December 31, 1997

Reported net loss in accordance with U.S. GAAP	(66,555)	(13,437)	(179,779)	(21,346)	N/A	N/A
Add back: Goodwill amortization	22,348	5,978	9,322	8,181	N/A	N/A
Adjusted net loss in accordance with U.S.GAAP	(44,207)	(7,459)	(170,457)	(13,165)	N/A	N/A

Such goodwill and other intangible assets were pushed down to the individual reporting unit upon adoption of SFAS 142 at January 1, 2002.

As of January 1, 2003 the goodwill impairment test did not result in any impairment.

Under U.S. GAAP the change in circumstances resulting in the classification of the disposal asset operations as discontinued operations constitutes a triggering event to test for impairment. As of December 31, 2003 the goodwill impairment test did not result in any impairment.

SFAS 109 “Accounting for Income Taxes” requires that tax benefits resulting from the reduction of tax liabilities of an acquired entity which were recorded in connection with a purchase business combination shall be applied to reduce goodwill related to the acquisition. Under IAS 22, the reduction of the tax liabilities is recorded as a tax benefit. In addition, under IAS 22, the acquirer shall adjust the gross carrying amount of goodwill and the related accumulated amortization to the amount that would have been recorded if the deferred tax asset had been recognized as an identifiable asset at the date of the acquisition. This difference in accounting treatment results in an adjustment to “change in goodwill” of € (3,699) for the year ended December 31, 2003, representing the accumulated amortization expensed since the date of the acquisition for IFRS purposes.

The intangible assets are recorded at cost less accumulated amortization, as follows:

	December 31, 2003	December 31, 2002

Trademarks, patents, licenses and other rights	157,026	157,081
Less: accumulated amortization	(24,725)	(16,733)
Trademarks, patents, licenses and other rights, net	132,301	140,348
Customer base	106,353	110,576
Less: accumulated amortization	(14,265)	(9,231)
Customer base, net	92,088	101,345
Other intangible assets	74,843	70,440
Less: accumulated amortization	(46,701)	(35,398)
Other intangible assets, net	28,142	35,042
Intangible assets, net	252,531	276,735

Aggregated Amortization Expenses:

	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Aggregated amortization expenses	24,356	23,360	13,701	921

Estimated Amortization Expenses:

For the financial year until December 31,	(in € thousands)

2004……………………………………	25,193
2005……………………………………	21,417
2006……………………………………	19,284
2007……………………………………	18,903
2008……………………………………	17,918

b. Divestiture of subsidiaries

EITF Issue No. 87-11 "Allocation of Purchase Price to Assets to Be Sold" addresses issues relating to the allocation of the purchase price in a purchase business combination when the acquiring enterprise intends to sell certain operations of the acquired enterprise within one year of the date of the business combination. This EITF provides that the (i) estimated cash flows from the date of acquisition until the date of sale, (ii) estimated interest on incremental debt incurred during the holding period to finance the purchase of these subsidiaries and (iii) expected sales price less costs to sell should usually not affect earnings or losses reported in the acquiring enterprise's consolidated statement of operations for acquired operations that are expected to be sold within one year of the date of the business combination. IFRS does not allow a similar treatment in regard to the (i) estimated cash flows from the date of acquisition until the date of sale, or (ii) estimated interest on incremental debt incurred during the holding period to finance the purchase of these operations.

For the twelve months ended December 31, 2003 and 2002 and the eight months ended December 31, 2001 under U.S. GAAP these differences result in a reduction to net loss of €0, €630 and €5,472, respectively. Subsequent to April 30, 2002, the Company has started to apply to EITF 90-6 “Accounting for Certain Events Not Addressed in Issue No. 87-11 Relating to an Acquired Operating Unit to be Sold” for the subsidiaries which were not sold during twelve months following the beginning of the divestiture program. From that point forward results of operations and incremental interest expense incurred in financing the purchase of those entities are reported in the operations of the Group under U.S. GAAP.

The impact to the statement of operations of the goodwill difference, utilizing an estimated useful life of 20 years for the amortization of basis difference, was €568 for the eight months ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of both December 31, 2003 and December 31, 2002. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142.

During the twelve months ended December 31, 2002 acquisition goodwill was adjusted by €10,943 to €6,102 to reflect the difference between estimated and released cash flow from the date of acquisition, estimated interest on incremental debt during the holding period to finance the purchase, for those subsidiaries sold until April 30, 2002.

c. Restructuring costs

In accordance with IAS 37, a provision for restructuring charges is recognized when a detailed formal plan for the restructuring has been developed and the company has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected. U.S. GAAP applies similar criteria to determine when a provision for restructuring charges should be established. However, under U.S. GAAP, a reputable presumption exists that an exit plan should be completed and all exit costs and involuntary employee termination costs should be incurred within one year from the commitment date. No similar provisions exist under IFRS. This difference in accounting treatment results in a €1,142 decrease to net income during the twelve months ended December 31, 2003 and a €640 increase to net loss during the twelve months ended December 31, 2002.

Based on the difference in provisions, an adjustment to decrease acquisition goodwill totaling €7,147 was recorded under U.S. GAAP as of May 1. 2001. This adjustment is primarily related to involuntary employee termination costs recorded in association with the acquisition transactions not expected to be incurred within one year from the commitment date. The impact to the statement of operations of this difference, utilizing an estimated useful life of 20 years for the amortization of basis difference, was a decrease to goodwill amortization of €238 for the eight months ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of December 31, 2003 and 2002, respectively. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142.

d. Transaction costs

Transaction costs totaling €33,200 were incurred by Messer Griesheim Group GmbH & Co. KGaA in connection with the acquisition transactions described in Note 3 “Acquisition transactions”. Under IFRS, these transaction costs would not be treated as part of the purchase consideration. However, under U.S. GAAP, these costs are required to be considered as part of the purchase price allocation in the application of "Push-down" accounting to the acquisition transactions. This difference in accounting treatment results in an increase to acquisition goodwill and equity of €33,200 as of the acquisition date and an increase to goodwill amortization of €1,107 during the eight months ended December 31, 2001 under U.S. GAAP, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of December 31, 2003 and 2002, respectively. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142.

e. Assembled workforce

APB Opinion No. 17 “Intangible Assets” (“APB 17”) requires that the cost of identifiable intangible assets be separated from goodwill and assigned part of the total cost of assets acquired in a business combination. In accordance with APB 17, the Group recorded an intangible asset under U.S. GAAP totaling €15,657 associated with the Group’s assembled workforce as of the date of the acquisition transactions described in Note 3 “Acquisition transactions”. This asset was amortized over an estimated useful life of 6 years through December 31, 2001. Additionally, SFAS 109 “Accounting for Income Taxes” requires that deferred taxes be recognized for differences between the financial statement carrying amount and the tax basis of all identifiable intangible assets, excluding goodwill. Accordingly, the Group established a deferred tax liability of €6,263 associated with the Group’s assembled workforce as of the date of the acquisition transactions, which resulted in a corresponding increase in acquisition goodwill under U.S. GAAP. IAS 38 states that an enterprise typically has insufficient control over the expected future economic benefits arising from a team of skilled staff and from training to consider that these items meet the definition of an intangible asset. Accordingly, the cost of acquiring the Group’s assembled workforce forms part of the acquisition goodwill under IFRS and is being amortized over an estimated useful life of 20 years. Under U.S. GAAP, these differences in accounting treatment resulted in an increase in intangible assets of €15,657 and a decrease in goodwill of €9,394 as of the acquisition date, as well as an increase in amortization expense of €1,427 for the eight months ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of December 31, 2003 and 2002, respectively.

The Group was required to adopt SFAS 141 "Business Combinations" effective July 1, 2001, and SFAS 142 in its entirety on January 1, 2002. SFAS 141 states explicitly that an assembled workforce is not an identifiable intangible asset apart from goodwill if acquired in a purchase business combination. Additionally, at the date of adoption of SFAS 142, amortization has ceased for goodwill and intangible assets determined to have indefinite lives. Any intangible assets acquired in a business combination completed before July 1, 2001 that does not meet the criteria for separate recognition in Statement 141 must be subsumed into goodwill (e.g., assembled workforce). Accordingly, effective January 1, 2002, the Group was required to reallocate as additional goodwill the unamortized assembled workforce balance of €13,917 recorded by the Group under prior U.S. GAAP standards in effect prior to the adoption of SFAS 141 and SFAS 142.

f. Property, plant and equipment

In accordance with IAS 23, foreign currency gains and losses on borrowing costs directly attributable to construction can be capitalized. Such costs are not capitalizable under U.S. GAAP. An additional €47 of depreciation expense would have been recognized under U.S. GAAP during the four months ended April 30, 2001 as a result of not capitalizing such foreign currency gains in prior years.

Additionally, under IFRS, impairments must be reversed in certain situations, while under U.S. GAAP impairments on assets to be held for use may not be reversed. During the four months ended April 30, 2001, the Group reversed impairment charges under IFRS of €27 which are not reversed under U.S. GAAP.

g. Provisions for pensions and similar obligations

The Group's net obligation in respect of defined benefit pension plans and similar obligations is calculated using the projected unit credit method under IAS 19, which is the same valuation method required under U.S. GAAP. In reconciling its defined benefit pension plans and similar obligations from IFRS to U.S. GAAP, the Company has applied SFAS 87 "Employer's Accounting for Pensions" effective January 1, 1999, as it was not feasible to apply it as of January 1, 1987, the date specified in the standard. The principal actuarial assumptions used by the Company's actuaries in determining pension provisions and related costs under SFAS 87 are the same as those utilized in applying IAS 19. In applying the late adoption rules under SFAS 87, pension provisions and related costs differ from those calculated under IAS 19, as the amortization components for the transitional liabilities differ in certain respects. According to IFRS 19, past service costs should be immediately recognized as an expense to the extent that the benefits are already vested. If they are not vested then they are amortized on a straight-line basis over the period until they vest. Past service costs is the increase in the present value of the obligation, in respect of prior periods’ service, due to changes in benefit entitlement. Such changes are in return for employee service over the period until the benefits concerned are vested. Under U.S. GAAP, both vested and unvested amounts are amortized on a straight-line basis over the average future service lives of the active participants unless most participants are inactive (e.g. retired). In this case the prior service cost is amortized over the remaining life expectancy of the participants rather than over the average future service lives. IAS 19 has no similar requirements equivalent to U.S. GAAP in such circumstances. These differences result in a decrease in net periodic pension cost of €586 and €38 for the year ended December 31, 2003 and 2002, respectively and a decrease in net periodic pension costs and other comprehensive income totaling €95 and €709, respectively, for the four months ended April 30, 2001. As of May 1, 2001, all previously existing unrecognized net actuarial gains or losses, prior service costs and transition obligations or assets related to the Group's pension plans have been eliminated as a result of the allocation of the purchase price in the acquisition transactions (see Note 3 “Acquisition transactions”).

At December 31, 2002 the fair value of certain foreign defined benefit plan assets was less than the accumulated benefit obligation, a situation that requires special treatment under SFAS 87. When the accumulated benefit obligation exceeds the fair value of the plan assets and the already recognized liability for unfunded accrued pension costs, the excess is immediately recognized as an additional minimum liability. If an additional minimum liability is recognized, SFAS 87 also prescribes that an amount shall be recognized as an intangible asset of no more than the unrecognized prior service cost. The difference between the minimum liability and the intangible asset is then a charge to other comprehensive income. No similar provision exists under IFRS. These differences in accounting treatment result in a increase (decrease) in other comprehensive income totaling €855 and €(8,074), for the twelve months ended December 31, 2003 and 2002, respectively.

Under IFRS, the Group has established accruals for an estimated number of employees that are expected to elect participation in a voluntary early retirement program. Under U.S. GAAP, such accruals are only established when the employee has entered into a binding contractual agreement (see “New U.S. accounting pronouncements” below for a discussion regarding the initial application of SFAS 146). In addition, the Group accrues certain amounts related to the early retirement program as a termination benefit that is recognized when the plan is adopted under IFRS. Under U.S. GAAP, such amounts are accrued over the employees' remaining service period. These differences result in a reduction (increase) in expense of €1,861, €1,311, €(547) and €81 for the twelve months ended December 31, 2003 and 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively.

h. Asset retirement obligations

The Group adopted SFAS 143, “Accounting for Asset Retirement Obligations” (ARO), on January 1, 2003. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the enterprise to increase the carrying amount of the related long-lived asset by the associated asset retirement costs and to depreciate that cost over the remaining useful life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. The Group’s asset retirement obligations relate to production equipment or to environmental remediation obligations resulting from normal operational use. As of January 1, 2003, the Group recognized transition amounts for asset retirement obligation liabilities, and associated assets of €7,407 and €6,816, respectively. A corresponding transition charge of €355 (net of deferred taxes of €236) was recorded in the Group’s consolidated statement of operations as part of the cumulative effect of changes in accounting principle caption as of January 1, 2003. The accretion expense for the twelve months ended December 31, 2003 amounted to €379. As of December 31, 2003 the ARO amount to €7,786. No additional ARO liabilities were incurred in the twelve months ended December 31, 2003 and there was no revision in estimated cash flows. Had the Group applied SFAS 143 for the twelve months ended December 31, 2002, the accretion expense would have been €361.

i. Equity method investments expense, net

On January 1, 2002, Constar, an equity method investee of MGI, a wholly owned company of the Group, adopted SFAS No. 142, and completed the required goodwill impairment test, which resulted in an impairment charge of approximately €19,846, which has been recorded as a component of Constar’s €20.7 million loss for the year ended December 31, 2002. In accordance with the provisions of SFAS 142 and APB 18 “The Equity Method of Accounting for Investments in Common Stock”, the Group’s share of Constar’s goodwill impairment charge has been recorded under U.S. GAAP as part of the cumulative effect of change in accounting principle caption as of January 1, 2002. The difference between the impairment amount of €19,846 under U.S. GAAP and the impairment amount under IAS of €18,657 is due to the additional amortization of goodwill under IFRS from January to October 2002, which has been recorded in proportionate share of investees’ income (losses) under IFRS (see Note 18 “Equity method investments”).

In accordance with IAS 36, management reviewed the recoverability of its cash generating units (CGU’s) including goodwill. The application of IAS 36 resulted in the impairment charge being recorded in the fourth quarter 2002, as a component of Constar’s €20.7 million loss for the twelve months ended December 31, 2002.

As explained in (a) above, the implementation requirements of SFAS 142 allowed up to one year from the date of adoption to complete the initial impairment test and any resulting impairment write-down was effective as of the first day of the fiscal year in which the Standard was adopted. As a result, the U.S. GAAP information for the twelve months ended December 31, 2002, which is presented above, required restatement to reflect the cumulative effect of a change in accounting principles as if the charge had been initially recorded as of January 1, 2002.

Constar was formed in 1996 as a limited liability company and its existence will continue until January 1, 2046, unless terminated earlier pursuant to the terms of its operating agreement. Interest is held by Lumsden Proctor Group, LLC (50%) and MGI (50%). Constar is mainly involved in the business of selling and distributing industrial gases and welding supplies as well as in the leasing of gas cylinders. Constar purchases these products from manufacturers and distributors and resells them on a retail and wholesale basis to commercial customers. As of December 31, 2003 and 2002 and for the twelve month periods then ended, the audited consolidated balance sheet and statement of operations of Constar presented total assets amounting to US$ 14.9 and US$ 13.9 million and revenues of US$ 24.2 US$ and 23.7 million, respectively.

MGI’s equity investment in Constar has been fully consolidated as a result of the application of the requirements of FIN 46 “Consolidation of Variable Interest Entities- an interpretation of ARB No. 51”. Under IFRS, the Group consolidated Constar and recorded an impairment loss amounting to €2,948. This loss has been presented within the U.S. GAAP reconciliation as an extraordinary loss in accordance with the requirements of FIN 46.

j. Cumulative translation adjustment

Upon the adoption of SFAS 142 the Group allocated goodwill to the individual reporting units. This reconciliation item represents the net foreign exchange effect of this allocation.

k. Transaction fees

In connection with the planned exit (disposal) transaction with Air Liquide S.A. (and the related sale of subsidiaries in Germany, the U.K. and the U.S.) the Group’s ultimate parent, Messer Griesheim Group GmbH & Co. KGaA incurred €19,500 of divestiture related expenses in the fourth quarter of 2003. These expenses consist primary of fees for consulting services, preparation of tax restructuring models, legal and accounting fees. Staff Accounting Bulletin Topic 1B “Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity” specifies that expenses incurred by the ultimate parent company on the behalf of its subsidiary should be reflected within the subsidiaries accounting records. No similar provisions exist under IFRS. This difference in accounting treatment resulted in an increase in expense and an addition to additional paid-in capital of €19,500 for the twelve months ended December 31, 2003.

l. Depreciation of discontinued assets (Discontinued operations)

As discussed in Note 1 “Background and basis of presentation”, on January 19, 2004 Messer Holding and its ultimate shareholders entered into a sales and purchase agreement with Air Liquide International S.A. Content of this SPA is the purchase of all shares in Messer Griesheim GmbH (including its participation in selected Messer Griesheim’s German subsidiaries), Messer Griesheim Industries Inc., USA and Messer U.K. Ltd., United Kingdom. Under IAS 35 the company has a choice to present the effects of discontinuing operations either in the face of the financial statements or in the notes to the financial statements. The Group decided to show the effects of discontinuing operations in a separate note disclosure (see Note 5 “Result from discontinuing operations”) in its IFRS financial statements. Under the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” a requirement exists to present the results of discontinued operations on the face of the financial statements after the result from continuing operations and before extraordinary items.

SFAS 144 further prescribes that a long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which certain criteria are met. A long-lived asset (disposal group) classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. A long-lived asset shall not be depreciated (amortized) while it is classified as held for sale. Based on the specified criteria of SFAS 144, December 8, 2003 is the measurement date of the exit plan. Subsequently, the disposal Group has been classified as held for sale and depreciation and amortization has been stopped under U.S. GAAP. Under IFRS the general rules regarding impairment and depreciation apply until the assets are disposed of. This difference in accounting treatment resulted in an increase to net income of € 9,634 for the twelve months ended December 31, 2003.

The reconciling differences between IFRS and U.S. GAAP as it relates to net income (loss) before extraordinary loss and cumulative effect of change in accounting principle, have been allocated to continued and discontinued operations as presented below for all periods of the Successor. Also, the extraordinary loss and cumulative effect of change in accounting principle have been allocated to discontinued operations.

Twelve months ended December 31, 2003	Discontinued operations	Continued operations	Total

Net (loss) income	(14,461)	28,764	14,303
U.S. GAAP adjustments:
Amortization expense	17,842	9,084	26,926
Change in goodwill	(3,699)	—	(3,699)
Restructuring costs	(1,142)	—	(1,142)
Asset retirement obligations accretion expense	591	—	591
Provisions for pensions and similar obligations	2,447	—	2,447
Impairments charge (IFRS)	2,948	—	2,948
Transaction fees	(19,500)	—	(19,500)
Depreciation of discontinued assets	9,634	—	9,634
Extraordinary loss (net of tax of €0)	(2,948)	—	(2,948)
Cumulative effect of change in accounting principle (net of taxes €236 and €0, respectively)	(355)	—	(355)
Tax effect of U.S. GAAP adjustments	(4,553)	—	(4,553)
Net (loss) gain under U.S. GAAP	(13,196)	37,848	24,652
Twelve months ended December 31, 2002	Discontinued operations	Continued operations	Total

Net (loss) income as reported in the consolidated statements of operations under IFRS	(105,178)	15,307	(89,871)
U.S. GAAP adjustments:
Amortization expense	19,234	9,463	28,697
Assets to be sold	—	630	630
Restructuring costs	(640)	—	(640)
Provisions for pensions and similar obligations	1,349	—	1,349
Equity method investments expenses, net	19,846	—	19,846
Cumulative effect of change in accounting principle (net of taxes €0)	(27,559)	—	(27,559)
Tax effect of U.S. GAAP adjustments	(280)	0	(280)
Net (loss) gain under U.S. GAAP	(93,228)	25,400	(67,828)
Eight months ended December 31, 2001	Discontinued operations	Continued operations	Total

Net (loss) income as reported in the consolidated statements of operations under IFRS	(48,878)	(20,653)	(69,531)
U.S. GAAP adjustments:
Amortization expense	(2,864)	—	(2,864)
Assets to be sold	—	5,472	5,472
Provisions for pensions and similar obligations	(547)	—	(547)
Tax effect of U.S. GAAP adjustments	915	0	915
Net (loss) under U.S. GAAP	(51,374)	(15,181)	(66,555)

m. Tax effect of U.S. GAAP adjustments

This reconciliation item includes all tax effects due to the aforementioned reconciling items.

Additional U.S. GAAP information

Change in ownership

As a result of the acquisition transactions (see Note 3 “Acquisition transactions”), Messer Griesheim has become a wholly-owned subsidiary of Messer Holding, which in turn was 100% acquired by Messer Griesheim Group GmbH & Co. KGaA in a purchase transaction. The series of transactions requires "Pushdown" of the Messer Griesheim Group GmbH & Co. KGaA's basis under U.S. GAAP in accordance with EITF Topic D-97 "Pushdown-Accounting", and SAB No. 54 " "Pushdown" Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase". The "pushdown" of basis under U.S. GAAP differs from the allocation of cost to the net assets acquired under IFRS. The U.S. GAAP reconciliation of the stockholders’ equity also reflects differences arising from the new bases of accounting under U.S. GAAP and IFRS.

The consolidated financial statements reflect the deferred notes payable to Hoechst (see Note 3 “Acquisition transactions”) by the Group's parent, Messer Griesheim Group GmbH & Co. KGaA, as part of equity under IFRS and U.S. GAAP as the Company does not meet any of the criteria enumerated in SAB No. 73, which would require the recognition of such obligation as a liability in the Group consolidated financial statements. Therefore, the interest payable by Messer Griesheim Group GmbH & Co. KGaA relating to these deferred notes is not recorded under IFRS or U.S. GAAP.

Statement of operations

Certain items in the consolidated statements of operations would be classified differently under U.S. GAAP. These items include the reversal of certain provisions and allowances for doubtful accounts that would generally be recorded in the same line items as the provisions were originally recorded under U.S. GAAP, rather than as other income. Also, these items include the accretion expense as it relates to the application of SFAS 143. Under U.S. GAAP, the accretion expense is recorded within operating expenses, whereas under IFRS, such accretion expense is recorded within interest expense.

Tax benefits resulting from the reduction of tax liabilities which were recorded at the date of acquisition shall be applied to reduce goodwill, whereas under IFRS, such tax benefit is recorded as tax income and the corresponding goodwill disposal adjustment is classified as expense and recorded in the operating result.

U.S. GAAP requires the operating results of those subsidiaries which are expected to be divested more than one year from the measurement date to continue to be reflected in the consolidated statement of operations. Under IFRS, the Company has exercised the option of disclosing discontinuing operations in the notes to the financial statements (see Note 14 “Divestiture program”). As a result, there is no difference between IFRS and U.S. GAAP in sales, net income and total assets as reflected in the consolidated financial statements with respect to these subsidiaries. (See Note 5 “Results from discontinuing operations” for a discussion of the future divestiture of the Group’s German, U.S. and the U.K. subsidiaries.)

Balance sheet

Certain items in the consolidated balance sheets would be classified differently under U.S. GAAP, including the net assets of entities included in the divestiture program which are classified as "available for sale" under IFRS and which are no longer presented as “available for sale” under U.S. GAAP.

In accordance with IFRS and as it relates to discontinuing operations, the disclosures required by IAS 35 may be presented either in the notes to the consolidated financial statements or on the face of the consolidated financial statements. Under U.S. GAAP, a long lived asset classified as held for sale shall be presented separately in the consolidated balance sheet. The assets and liabilities of a disposal group classified as held for sale shall be presented separately in the asset and liability sections, respectively, of the consolidated balance sheet. Those assets and liabilities shall not be offset and presented as a single amount. The major classes of assets and liabilities classified as held for sale shall be separately disclosed either on the face of the consolidation balance sheet or in the notes to the consolidated financial statements. (See Note 5 “Results from discontinuing operations” for a presentation of a table presenting the allocation of the major balance sheet items to continuing and discontinuing operations as of December 31, 2003).

In accordance with IFRS, all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, deferred tax assets and liabilities would be classified as current or non-current depending on when the related benefit or expense is expected to be realized. As of December 31, 2003 and 2002, €8,622 and €22,737, respectively, would be classified as current deferred tax assets and €15,425 and €2,846, respectively, would be classified as current deferred tax liabilities. Additionally, under U.S. GAAP, tax loss carry forwards and other credits that are available to reduce future taxes are recognized as deferred tax assets. Such amounts are reduced by a valuation allowance to the extent that it is deemed more likely than not that the tax benefit related to the utilization of such tax loss carry forwards or credits will not be realized. Under IFRS, a deferred tax asset should be recognized for the carry forwards of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Deferred tax assets related to tax loss carry forwards amounted to €38,452 and €27,869, net of valuation allowances of €18,160 and €5,471 as of December 31, 2003 and 2002, respectively.

Cash flow statement

The cash flow statement is prepared in accordance with IAS 7.

Reporting of comprehensive income (loss)

SFAS No. 130 "Reporting Comprehensive Income" requires the reporting of comprehensive income (loss), which includes all changes in stockholders' equity except those resulting from investments by or distributions to shareholders.

Statement of comprehensive (loss) for the twelve months ended December 2003 and 2002, the eight months ended December 31, 2001 and the four months ended April 30, 2001, respectively:

	Successor			Predecessor
	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002	Eight months ended December 31, 2001	Four months ended April 30, 2001

Net income/(loss) in accordance with U.S. GAAP	24,652	(67,828)	(66,555)	(13,437)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(77,732)	(71,507)	14,939	3,522
Change in fair value of derivative financial instruments, net of deferred taxes of €(6,436), €6,293 and €5,024, respectively	8,298	(7,744)	(9,199)	—
Additional minimum pension liability, net of deferred tax €(221), €3,645, €0, and €0, respectively	855	(8,074)	—	(709)
Comprehensive loss, net of tax	(43,927)	(155,153)	(60,815)	(10,624)

Hyperinflation

In accordance with IFRS, the financial statements of certain subsidiaries of the Messer Group have been restated in accordance with IAS 29. This treatment is different from that which would have been calculated under U.S. GAAP. No difference is included within the reconciliation of U.S. GAAP as foreign private issuers applying IAS 29 are granted relief from such requirement.

New U.S. accounting pronouncements

In July 2002, the FASB issued Statement 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 among other things replaces previous accounting guidance provided by EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring), and requires companies to recognize costs associated with exit or disposal activities when they are incurred (subsequent to a commitment to a plan) rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with restructurings, discontinued operations, plant closings, or exit or disposal activities. The provisions of SFAS 146 are applicable prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 had no significant impact on the Group’s consolidated financial statements (see “c. restructuring costs” above).

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified subsequent to adoption. FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payment will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Group has adopted the disclosure requirements and applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002, without significant impact to the Group’s consolidated financial statements.

In November 2002, the Emerging Issue Task Force (“EITF“) reached a final consensus on EITF 00-21 “Revenue arrangements with Multiple Deliverables”. EITF 00-21 addresses certain aspects of the accounting for revenue arrangements with multiple deliverables by a vendor. The Issue outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The consensus reached in the issue was effective for the Group in its financial statements beginning July 1, 2003 and, therefore the Group applied the consensus prospectively commencing with the quarter beginning July 1, 2003. The adoption of EITF 00-21 did not have a significant impact on the Group’s consolidated financial statements.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, which amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to improve the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for Stock-Based compensation for all companies – regardless of the accounting method used – by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements.

The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

The Group has adopted the disclosure requirements of SFAS 148 as presented in Note 37, “Stock purchase and option plan”.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51”, which clarifies the application of the consolidation rules to certain variable entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. For the Group, FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which the Group obtains an interest after that date. For variable interest entities created prior to February 1, 2003, the consolidation requirements of FIN 46 became effective as of December 31, 2003. The adoption of Interpretation No. 46 did not have any significant effect on the Group’s consolidated financial statements.

In December 2003 the FASB issued a revision to Interpretation 46 (“46R”) to clarify some of the provisions of FIN 46, “Consolidation of variable interest Entities – an interpretation of ARB No. 51” and to add additional disclosure requirements. For enterprises with variable interests in special purpose entities created before February 1, 2003 the consolidation requirements of FIN 46R became effective as of December 31, 2003. For variable interests in non-special purpose entities, the consolidation requirements of FIN 46R become effective for periods ending after March 31, 2004. The full adoption of the FIN 46R is not expected to have a significant impact on the Group’s consolidated financial statements.

In April 2003, the FASB issued SFAS 149 “Amendment of SFAS 133 on Derivative Instruments and Hedging Activities”, which amends SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and SFAS 138 “Accounting for Certain Derivatives Instruments and Certain Hedging Activities”, which established accounting and reporting standards for derivative instruments including derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities.

SFAS 149 amends SFAS 133 for certain decisions made by the Board as part of the Derivatives Implementation Group (DIG) process. It also amends SFAS 133 to incorporate clarifications of the definition of a derivative. It contains amendments relating to FASB Concepts Statements No. 7 “Using Cash Flow Information and Present Value in Accounting”, No. 65 “Accounting for Certain Measurements”, No. 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”, No. 95 “Statement of Cash Flows” and No. 126 “Exemption from Certain Required Disclosures about Financial Instruments for Certain Nonpublic Entities”.

SFAS 149 shall be effective for contracts entered into or modified after June 30, 2003, with some exemptions. It also is effective for hedging relationships designated after June 30, 2003, with some exemptions. All provisions of SFAS 149 shall be applied prospectively with some exemptions. The adoption of SFAS 149 did not to have a significant impact on the Group’s consolidated financial statements.

In May 2003, the FASB issued SFAS 150 “Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financing instruments of nonpublic entities. The Group adopted the provisions of the Statement on July 1, 2003. The adoption of SFAS 150 did not have a significant impact on the Group’s consolidated financial instruments. The Group did not enter into financial instruments within the scope of the Statement during the twelve months ended December 31, 2003.In May 2003, the EITF reached a consensus on EITF Issue No. 01-8, “Determining Whether an Arrangement Contains a Lease”, which applies prospectively to new or modified arrangements in fiscal periods beginning after May 28, 2003. Guidance in the consensus requires that both parties to an arrangement determine whether a service or supply contract includes a lease within the scope of FASB Statement No. 13, whereby the right to use property, plant and equipment is conveyed to the purchaser. The application of the Consensus did not have a significant impact on the Group’s current accounting for relevant arrangements entered into subsequent to July 1, 2003.

In December 2003 the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which added new disclosure requirements for retirement benefit plans but retained the original disclosure requirements in Statement 132. New disclosures about plan assets, investment strategy, plan obligations, and cash flows are required in the Groups’ year end 2003 financial statements for its home-country plans. The new disclosure requirements of SFAS 132 (revised 2003) are effective for the Groups’ foreign plans for fiscal years ending after June 15, 2004. Disclosure requirements relating to the amount of expected future benefit payments for the next five years were deferred until June 15, 2004 for all plans. The disclosures provided by the Group in its consolidated financial statements comply with the annual disclosure requirements of the revised statement. Beginning with the second quarter 2004 the Group will disclose its investment strategies and the basis for determining the long term-rate of return on plan assets assumption for its foreign plans. Also, the Group will provide information relating to the amount of expected future benefit payments for the next five years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MESSER GRIESHEIM HOLDING GmbH (Registrant)
By: /s/ KLAUS-JÜRGEN SCHMIEDER Name: Klaus-Jürgen Schmieder Date: April 29, 2004
By: /s/ Stefan Messer Name: Stefan Messer Date: April 29, 2004